FORESTAR
2024
ANNUAL REPORT





UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ To _____
Commission File Number: 001-33662



Forestar Group Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**26-1336998**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

2221 E. Lamar Blvd., Suite 790, Arlington, Texas 76006
(Address of Principal Executive Offices, including Zip Code)

(817) 769-1860
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Stock, par value $1.00 per share	FOR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of March 31, 2024, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $761 million based on the closing price as reported on the New York Stock Exchange.

As of November 14, 2024, there were 50,669,946 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

FORESTAR GROUP INC.
2024 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Item 1. *Business.*

Overview

Forestar Group Inc. is a national, well-capitalized residential lot development company focused primarily on making investments in land acquisition and development to sell finished single-family residential lots to homebuilders. Our common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol "FOR." The terms "Forestar," the "Company," "we" and "our" used herein refer to Forestar Group Inc., a Delaware corporation, and its predecessors and subsidiaries.

We conduct a wide range of project planning and management activities related to the entitlement, acquisition, community development and sale of residential lots. We generally secure entitlements while the land is under contract by creating plans that meet the needs of the markets where we operate, and we aim to have all entitlements secured before closing on the investment. Moving land through the entitlement and development process creates significant value. We primarily invest in entitled short-duration projects that can be developed in phases, enabling us to complete and sell lots at a pace that matches market demand, consistent with our focus on maximizing capital efficiency and returns. This strategy is a unique, lower-risk business model that we expect will produce more consistent returns than other public and private land developers. We also make short-term strategic investments in finished lots (lot banking) and undeveloped land (land banking) with the intent to sell these assets within a short time period to utilize available capital prior to its deployment into longer-term lot development projects. For the year ended September 30, 2024, we sold 15,068 lots with an average sales price of $96,600. At September 30, 2024, our lot position consisted of 95,100 residential lots, of which approximately 57,800 were owned and 37,300 were controlled through purchase contracts. Of our 57,800 owned lots, approximately 21,000 lots are under contract to be sold for an aggregate remaining sales price of approximately $1.9 billion.

We have expanded and diversified our lot development operations across 59 markets in 24 states. We believe our geographically diverse operations provide a strong platform for us to consolidate market share in the highly fragmented lot development industry. We also believe our geographic diversification lowers our operational risks and enhances our earnings potential by mitigating the effects of local and regional economic cycles.

Our customers are primarily local, regional and national homebuilders. The lots we deliver in our communities are primarily for entry-level, first-time move-up and active adult homes. Entry-level and first-time move-up homebuyers are the largest segments of the new home market. We also market some of our communities towards build-to-rent operators.

Our real estate origins date back to the 1954 incorporation of Lumbermen's Investment Corporation, which became a wholly-owned subsidiary of the predecessor to Temple-Inland Inc. ("Temple-Inland") in 1971. We changed our name to Forestar Real Estate Group Inc. after Temple-Inland began reporting us as a separate business segment in 2006, and in 2007, Temple-Inland completed a tax-free distribution of our shares to its stockholders, making us an independent publicly-traded company. In 2008, we changed our name from Forestar Real Estate Group Inc. to Forestar Group Inc. We became a majority-owned subsidiary of D.R. Horton, Inc. ("D.R. Horton") in October 2017 by virtue of a merger with a wholly-owned subsidiary of D.R. Horton. Immediately following the merger, D.R. Horton owned 75% of our outstanding common stock, and as of September 30, 2024 they owned approximately 62% of our outstanding common stock. As our controlling shareholder, D.R. Horton has significant influence in guiding our strategic direction and operations. In connection with the merger, we entered into certain agreements with D.R. Horton including a Stockholder's Agreement (as amended, the "Stockholder's Agreement"), a Master Supply Agreement and a Shared Services Agreement. Under the terms of the Master Supply Agreement, we supply finished lots to D.R. Horton at market terms offered by Forestar and both companies identify land development opportunities to expand our portfolio of assets.

We manage our operations through our real estate segment. Our national footprint provides diversification in our real estate investments and our sources of revenues and earnings. At September 30, 2024, we conducted our operations in the states and markets listed below.

3

State	Market	State	Market
Alabama	Baldwin County	**New Jersey**	Southern New Jersey
	Birmingham		
	Huntsville	**New Mexico**	Albuquerque
	Mobile		
	Tuscaloosa	**North Carolina**	Asheville
			Charlotte
Arizona	Phoenix		Greensboro
	Tucson		Greenville
			Raleigh-Durham
California	Riverside County		Wilmington
	Sacramento		
		Ohio	Columbus
Colorado	Denver		
	Fort Collins	**Oregon**	Bend
Florida	Fort Myers/Naples	**Pennsylvania**	Philadelphia
	Gainesville		
	Jacksonville	**South Carolina**	Charleston
	Lakeland		Greenville/Spartanburg
	Melbourne		Hilton Head
	Miami/Fort Lauderdale		Myrtle Beach
	Ocala		
	Orlando	**Tennessee**	Nashville
	Pensacola		
	Port St. Lucie	**Texas**	Austin
	Tampa/Sarasota		Dallas
	Volusia County		Fort Worth
			Houston
Georgia	Atlanta		San Antonio
	Augusta		
	Savannah	**Utah**	Salt Lake City
Illinois	Chicago	**Virginia**	Northern Virginia
			Richmond
Indiana	Indianapolis		Virginia Beach
Maryland	Suburban Washington, D.C.	**Washington**	Seattle/Tacoma/Everett
Minnesota	Minneapolis/St. Paul	**West Virginia**	Eastern West Virginia
Nevada	Las Vegas		
	Reno		

When evaluating new or existing markets for purposes of capital allocation, we consider local, market-specific factors, including, among others:

- economic conditions;

- employment levels and job growth;

- housing demand and affordability;

- availability of land and lots in desirable locations at acceptable terms;

- land entitlement and development processes;

- availability of qualified subcontractors;

- new and secondary home sales activity;

- competition; and

- performance capabilities of our local management teams.

Business Operations

The majority of our real estate projects are single-family residential communities. We primarily purchase land in the open market and install the necessary infrastructure to develop the land into finished residential lots for single-family homes. Our customers are primarily local, regional and national homebuilders. Our managers are responsible for the following activities related to our land and lot acquisition and development activities:

- site selection, which involves:
  - a feasibility study;
  - soil and environmental reviews;
  - review of existing zoning and other governmental requirements;
  - review of the need for and extent of offsite work required to obtain project entitlements and to complete necessary infrastructure; and
  - financial analysis of the potential project;

- negotiating land acquisition, lot purchase and related contracts;

- obtaining all necessary land development approvals;

- selecting land development subcontractors and ensuring their work meets our contracted scopes;

- planning and managing land development schedules;

- determining the sales pricing for each lot in a given project;

- developing and implementing marketing and sales plans; and

- coordinating all interactions with customers throughout the lot sale process.

Our corporate executives and corporate office personnel provide control and oversight functions to many important risk elements in our operations, including:

- allocation of capital;

- cash management;

- review and approval of business plans and budgets;

- review, approval and funding of land and lot acquisitions (Board of Directors must approve certain acquisitions as provided in our certificate of incorporation and the Stockholder's Agreement);

- environmental assessments of land and lot acquisitions;

- review of all business and financial analysis for potential land and lot inventory investments;

- oversight of land and lot inventory levels;

- monitoring and analysis of profitability, returns and costs; and

- review of major personnel decisions and incentive compensation plans.

Our corporate executives and office personnel are responsible for establishing our operational policies and internal control standards and monitoring compliance with established policies and controls throughout our operations. We have a Shared Services Agreement with D.R. Horton whereby D.R. Horton provides us with certain administrative, compliance, operational and procurement services. Our corporate executives and office personnel are responsible for, and provide oversight and review for, the following shared services performed by D.R. Horton:

- finance and treasury;

- information technology;

- internal audit;

- investor relations; and

- human resources, payroll and employee benefits.

We have a Master Supply Agreement with D.R. Horton which establishes our business relationship with D.R. Horton as both companies identify residential real estate opportunities. The agreement provides D.R. Horton the right of first offer to purchase, at market prices and terms offered by Forestar, up to 100% of the lots from D.R. Horton sourced projects, up to 50% of the lots in the first phase of a Forestar sourced project and up to 50% of the lots in any subsequent phase in which D.R. Horton purchases at least 25% of the lots in the previous phase. D.R. Horton has no such rights on third-party sourced development opportunities. The Master Supply Agreement continues until the earlier of (i) the date at which D.R. Horton owns less than 15% of our voting shares or (ii) June 29, 2037; however, we may terminate the agreement at any time when D.R. Horton owns less than 25% of our voting shares.

Our Stockholder's Agreement with D.R. Horton and our certificate of incorporation define D.R. Horton's right to nominate members to our Board, require D.R. Horton's consent for certain transactions and establish an investment committee, which is authorized to approve certain new investments. D.R. Horton has the right to nominate a number of our Board members commensurate with its equity ownership. As long as D.R. Horton owns at least 20% of our voting securities, it retains the right to nominate individuals to our Board based on its equity ownership as well as designate the Executive Chairman.

As long as D.R. Horton owns at least 35% of our voting securities, we must obtain D.R. Horton's consent to (i) issue any new class of equity or shares of our common stock in excess of certain amounts; (ii) incur, assume, refinance or guarantee debt that would increase our total leverage to greater than 40%; (iii) select, terminate, remove or change compensation arrangements for the Executive Chairman, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other key senior management; and (iv) make certain acquisitions or investments.

Land/Lot Acquisition and Inventory Management

We acquire land for use in our development operations after we have completed due diligence and obtained the development rights (known as entitlements). Before we acquire lots or tracts of land, we complete a feasibility study, which includes soil tests, independent environmental studies, other engineering work and financial analysis. We also evaluate the status of necessary zoning and other governmental entitlements required to develop the property for home construction. Although we purchase and develop land primarily to sell finished lots to homebuilders, we may sell land where we have excess land positions or for other strategic reasons.

We also enter into land purchase contracts, whereby we obtain the right, but generally not the obligation, to buy land at predetermined prices on a defined schedule commensurate with planned development. These contracts generally are non-recourse, which limits our financial exposure to our earnest money deposited into escrow under the terms of the contract and any pre-acquisition due diligence costs we incur. This enables us to control land with limited capital investment.

We attempt to mitigate our exposure to real estate inventory risks by:

- managing our supply of land and lots owned and controlled through purchase contracts in each market based on anticipated future demand;

- monitoring local market and demographic trends that affect housing demand;

- limiting the size of our land development projects and focusing on short duration projects;

- acquiring land entitled for single-family residential housing and managing our development in phases;

- focusing on developing lots for entry-level housing, the segment where housing demand has been the highest;

- developing the majority of our lots for a known buyer; and

- geographically diversifying our land portfolio.

Land Development

Substantially all of our land development work is performed by subcontractors. Subcontractors typically are selected after a competitive bidding process pursuant to a contract that obligates the subcontractor to complete the scope of work at an agreed-upon price and within a specified time frame. We monitor land development activities, participate in major decisions, coordinate the activities of subcontractors and suppliers, review the work of subcontractors for quality and cost controls and monitor compliance with building codes or other regulations.

We typically do not maintain inventories of land development materials except for work-in-progress materials for active development projects. Generally, the materials used in our operations have been readily available from numerous sources. The cost and availability of certain materials, especially steel, transformers, concrete, and petroleum-based materials, is influenced by changes in local and global commodity prices and capacity as well as government regulation, such as government-imposed tariffs or trade restrictions on supplies such as steel. The ability to consistently source qualified labor at reasonable prices remains challenging as labor supply growth has not kept pace with construction demand.

We are subject to governmental regulations that affect our land development operations. In recent years, municipalities and other government agencies were frequently delayed in granting the proper approvals to us, which delayed our development activities in certain markets.

In select situations, we contract with D.R. Horton for land development services, generally in geographic markets where we do not have established development teams and capabilities.

Lot/Land Banking

In addition to our residential lot development activities, we also make strategic short-term investments in finished lots (lot banking) and undeveloped land (land banking) with the intent to sell these assets within a short time period, primarily to D.R. Horton, utilizing available capital prior to its deployment into longer term lot development projects. We manage our level of lot/land banking relative to short-term liquidity and expected future cash requirements for lot development projects.

Cost Controls

We control development costs by designing our communities efficiently and by obtaining competitive bids for materials and labor. We monitor our land development expenditures versus budgets for each project, and we review our inventory levels, margins, expenses, profitability and returns for each project compared to its business plan and our performance expectations.

We control overhead costs by centralizing certain accounting and administrative functions, monitoring staffing and compensation levels and applying technology to business processes to improve productivity where practical. We review other general and administrative costs to identify efficiencies and savings opportunities in our operating divisions and our regional and corporate offices.

Competition

We face significant competition for the acquisition, development and sale of real estate in our markets. Our major competitors include numerous national, regional and local developers, including homebuilders. In addition, we compete with other development projects offering similar amenities, products and/or locations. Competition also exists for investment opportunities, financing, available land, raw materials and labor. Some of our real estate competitors are well established and financially strong, may have greater financial, marketing and other resources than we do, or may be larger than us and/or have lower cost of capital and operating costs than we have and expect to have. The presence of competition may increase the bargaining power of property owners seeking to sell. These competitive market pressures can sometimes make it difficult to acquire, develop or sell land and lots at prices that meet our return criteria.

The land and lot acquisition and development business is highly fragmented, and we are unaware of any meaningful concentration of national market share by any one competitor. Enterprises of varying sizes, from individuals or small companies to large corporations, actively engage in the real estate development business. Many competitors are local, privately-owned companies. We have a few regional and national land developer competitors in addition to national homebuilders that may develop lots on which they construct and sell homes. During periods when access to capital is restricted, participants in a weaker financial condition tend to be less active.

Sales Contracts and Backlog

Our lot sales contracts require an earnest money deposit, which can vary in amount across our markets and communities. We have the right to either retain or refund customer deposits on canceled lot purchase contracts, depending upon the applicable provisions of the contract or other circumstances. The length of time between the signing of a lot sales contract and delivery of the lot to the customer (closing) is generally from three to eighteen months. At September 30, 2024, our lots owned included approximately 21,000 lots (36%) that were under contract to be sold, of which approximately 20,500 lots are under contract to D.R. Horton.

Seasonality

Although the growth of our business and significant changes in market conditions have impacted our seasonal patterns in the past and could do so again in the future, we generally deliver more lots and generate greater revenues and pre-tax income in the fourth quarter of our fiscal year. As a result of seasonal activity, our quarterly results of operations and financial position at the end of a particular fiscal quarter are not necessarily representative of the balance of our fiscal year.

Human Capital Resources

People and Culture

We have increased our number of employees from 303 at September 30, 2023 to 393 at September 30, 2024 to support the growth of our residential lot development business across a geographically diversified platform. At September 30, 2024, 305 of our employees worked in our regional and divisional offices and 88 worked at our corporate office. In fiscal 2024, our total cost for employee compensation and benefits was $77.5 million. In addition to our employees, we also have a Shared Services Agreement with D.R. Horton whereby D.R. Horton employees provide us with certain administrative, compliance, operational and procurement services.

We believe the people who work for our company are our most important resources and are critical to our continued success. We focus significant attention toward attracting and retaining talented and experienced individuals to manage and support our operations. Our people are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must certify to their understanding of and adhere to a code of conduct that sets standards for appropriate behavior and includes required internal training on preventing, identifying, reporting and stopping any type of discrimination.

Recruitment, Development and Retention

We are committed to hiring, developing and supporting an energetic, diverse workforce and maintaining a productive, positive and inclusive workplace. We believe diversity in the workplace produces unique perspectives and fresh ideas and helps us better serve our customers. We have an active recruiting team that partners with college campuses and external organizations to identify strong new hires and experienced professionals. Our paid internship program provides college students and recent graduates an opportunity to work alongside some of the most experienced professionals in the land development industry. Management is committed to supporting the development of our employees in many ways including onboarding programs, training and providing employees exposure to senior management. Our management team also supports a culture of developing future leaders from our existing workforce, enabling us to promote from within for many leadership positions. We believe this provides long-term focus and continuity to our operations while also providing opportunities for the growth and advancement of our employees. During fiscal 2024, 26 employees were placed into new leadership positions in our regional and divisional offices, and of those, 54% were promoted from within the organization.

Compensation and Benefits

We believe our compensation package and benefits are competitive with others in our industry. In addition to base pay, eligible employees may participate in our incentive bonus and stock compensation plans, which align their compensation to the interests of our shareholders. We also offer our employees a broad range of benefits, including paid vacation, holidays, sick time and parental leave; medical, dental and vision healthcare insurance; and life insurance and disability coverage. Additional benefits offered include a 401(k) savings plan, employee stock purchase plan and access to professional resources to support employees with their mental and physical health, financial planning, identity theft protection and legal needs. We are committed to supporting our employees in their health, wellness and financial planning goals. We host events and challenges, both virtually and in person, to encourage our employees to stay active and healthy. Additional information about our employee benefit plans is included in Note 11 to the accompanying financial statements.

Workplace Safety and Wellness

The safety and well-being of our employees are our first priority. We take workplace safety seriously at our development sites and in our offices. Our organization strives for a zero-incident safety culture and full compliance with safety regulations. We provide certification training to our field personnel through an Occupational Safety and Health Administration authorized third-party vendor. We also provide our teams with many safety resources, including safety checklists, policies, procedures, and best practices, and we communicate with all of our employees through a monthly safety newsletter to inform and reinforce our commitment to and concern for their well-being. We also require personal protective equipment, such as hard hats, high visibility safety wear and hearing and eye protection to be worn in certain circumstances at our active development sites. Additionally, because substantially all of our land development work is performed by subcontractors, we require that our subcontractors maintain safety programs as well.

Governmental Regulation and Environmental Matters

Our operations are subject to extensive and complex regulations. We, and the subcontractors we use, must comply with many federal, state and local laws and regulations. These include zoning, permitting, density and development requirements, and building, environmental, advertising, labor and real estate sales rules and regulations. These regulations and requirements affect substantially all aspects of our land development and sales processes in varying degrees across our markets. Our properties are subject to inspection and approval by local authorities where required and may be subject to various assessments for schools, parks, streets, utilities and other public improvements. We may experience delays in receiving the proper approvals from local authorities that could delay our anticipated development activities in certain projects.

Our land development activities are also subject to an extensive array of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health, safety and the environment. The particular compliance requirements for each site vary greatly according to location, environmental condition and the present and former uses of the site and adjoining properties. We believe that we are in compliance in all material respects with existing environmental regulations applicable to our business. Additionally, our compliance with such regulations has not had, nor is it expected to have, a material adverse effect on our consolidated financial position, results of operations or cash flows. However, changes in regulations, such as the climate-related disclosure legislation recently enacted by the State of California and the climate-related disclosure rules adopted by the SEC, which are currently under judicial review, could increase our costs to comply with such regulations, as discussed in "Item 1A. Risk Factors."

Available Information

Our principal executive offices are located at 2221 E. Lamar Blvd., Suite 790, Arlington, Texas 76006. Our telephone number is (817) 769-1860.

On the Investor Relations section of our website, *www.forestar.com*, you may obtain additional information about us, including:

- our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents as soon as reasonably practicable after we file them with the Securities and Exchange Commission ("SEC");

- copies of certain agreements with D.R. Horton, including the Stockholder's Agreement and Master Supply Agreement;

- beneficial ownership reports filed by officers, directors, and principal security holders under Section 16(a) of the Securities Exchange Act of 1934, as amended (or the "Exchange Act"); and

- corporate governance information that includes our:

  – corporate governance guidelines,

  – audit committee charter,

  – compensation committee charter,

  – nominating and governance committee charter,

  – standards of business conduct and ethics,

  – environmental policy,

  – human rights policy,

  – code of ethics for senior financial officers, and

  – information on how to communicate directly with our Board of Directors.

We will also provide printed copies of any of these documents to any stockholder free of charge upon request. The SEC also maintains a website (*www.sec.gov*) that contains reports, proxy and information statements and other information that is filed electronically with the SEC.

Item 1A. *Risk Factors.*

Discussion of our business and operations included in this annual report on Form 10-K should be read together with the risk factors set forth below. They describe various risks and uncertainties we are or may become subject to, many of which are difficult to predict or beyond our control. Although the risks are organized and described separately, many of the risks are interrelated. These risks and uncertainties, together with other factors described elsewhere in this report, have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner.

Risks Related to our Concentrated Ownership

So long as D.R. Horton controls us, our other stockholders will have limited ability to influence matters requiring stockholder approval, and D.R. Horton's interest may conflict with the interests of other current or potential holders of our securities.

D.R. Horton beneficially owns approximately 62% of our common stock. As a result, until such time as D.R. Horton and its controlled affiliates hold shares representing less than a majority of the votes entitled to be cast by our stockholders at a stockholder meeting, D.R. Horton generally has the ability to control the outcome of any matter submitted for the vote of our stockholders, except in certain circumstances set forth in our certificate of incorporation or bylaws. In addition, under the terms of our certificate of incorporation and the Stockholder's Agreement with D.R. Horton, so long as D.R. Horton or its affiliates own 35% or more of our voting securities, we may not take certain actions without D.R. Horton's approval, including certain actions with respect to equity issuances, indebtedness, acquisitions, fundamental changes in our business and executive hiring, termination and compensation.

For so long as D.R. Horton and its controlled affiliates hold shares of our common stock representing at least 20% of the votes entitled to be cast by our stockholders at a stockholder meeting, D.R. Horton is able to designate a certain number of the members of our Board of Directors. Currently, D.R. Horton has the right to designate four out of six members of our Board, subject to a requirement that we and D.R. Horton use reasonable best efforts to cause at least three directors to qualify as "independent directors," as such term is defined in the New York Stock Exchange ("NYSE") listing rules, and applicable law. The directors designated by D.R. Horton have the authority to make decisions affecting our capital structure, including the issuance of additional capital stock or options, the incurrence of additional indebtedness, the implementation of stock repurchase programs and the declaration of dividends. The interests of D.R. Horton may be materially different than the interests of our other stakeholders.

The interests of D.R. Horton may not coincide with the interests of our current or potential stockholders. D.R. Horton's ability, subject to the limitations in the Stockholder's Agreement and our certificate of incorporation and bylaws, to control matters submitted to our stockholders for approval limits the ability of other stockholders to influence corporate matters, which may cause us to take actions that our other stockholders do not view as beneficial to them. In such circumstances, the market price of our common stock could be adversely affected, and our ability to access the capital markets may also be adversely affected. In addition, the existence of a controlling stockholder may have the effect of making it more difficult for a third party to acquire us, or may discourage a third party from seeking to acquire us. A third party would be required to negotiate any such transaction with D.R. Horton, and the interests of D.R. Horton with respect to such transaction may be different from the interests of our other stockholders.

Subject to limitations in the Stockholder's Agreement and our certificate of incorporation that limit D.R. Horton's ability to take advantage of certain corporate opportunities that are presented directly to our officers or directors in their capacity as such, D.R. Horton is not restricted from competing with us or otherwise taking for itself or its other affiliates certain corporate opportunities that may be attractive to us.

Any inability to resolve favorably any disputes that may arise between us and D.R. Horton may result in a significant reduction of our revenues and earnings.

Disputes may arise between D.R. Horton and us in a number of areas, including:

- business combinations involving us;
- sales or dispositions by D.R. Horton of all or any portion of its ownership interest in us;
- performance under the Master Supply Agreement;
- arrangements with third parties that are exclusionary to D.R. Horton or us; and
- business opportunities that may be attractive to both D.R. Horton and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

New agreements may be entered into between D.R. Horton and us, and agreements we enter into with D.R. Horton may be amended upon agreement between the parties. Because we are controlled by D.R. Horton, we may not have the leverage to negotiate these agreements, or amendments thereto if required, on terms as favorable to us as those that we would negotiate with an unaffiliated third party.

D.R. Horton's ability to control our Board may make it difficult for us to recruit independent directors.

So long as D.R. Horton and its controlled affiliates hold shares of our common stock representing at least 20% of the votes entitled to be cast by our stockholders at a stockholders' meeting, D.R. Horton is able to designate a certain number of the members of our Board. Our Nominating and Governance Committee has the right to designate the remaining number of individuals to the Board, and in any event not less than one. Currently, D.R. Horton has the right to designate four out of six members of our Board. Further, the interests of D.R. Horton and our other stockholders may diverge. Under these circumstances, persons who might otherwise accept an invitation to join our Board may decline.

We qualify as a controlled company within the meaning of the NYSE rules and, as a result, may elect to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.

So long as D.R. Horton owns more than 50% of the total voting power of our common stock, we qualify as a "controlled company" under the NYSE corporate governance standards. As a controlled company, we may under the NYSE rules elect to be exempt from obligations to comply with certain NYSE corporate governance requirements, including the requirements:

- that a majority of our Board consist of independent directors;
- that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
- that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- that an annual performance evaluation of the nominating and governance committee and compensation committee be performed.

We have not elected to utilize the "controlled company" exemptions at this time. However, if we elect to use the controlled company exemptions, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We may not realize potential benefits of the strategic relationship with D.R. Horton, including the transactions contemplated by the Master Supply Agreement with D.R. Horton.

The Master Supply Agreement establishes a strategic relationship between us and D.R. Horton for the supply of developed lots. Under the Master Supply Agreement, we will, and D.R. Horton may, present lot development opportunities to each other, subject to certain exceptions. The parties may collaborate with respect to such opportunities and, if they elect to develop such opportunities, D.R. Horton has a right of first offer or right to purchase some or all of the lots developed by us, as set forth in the Master Supply Agreement, on market terms offered by Forestar. There are numerous uncertainties associated with our relationship with D.R. Horton, including the risk that the parties will be unable to negotiate mutually acceptable terms for lot development opportunities and the fact that D.R. Horton is not obligated to present its lot development opportunities to us. As a result, we may not realize potential growth or other benefits from the strategic relationship with D.R. Horton, which may affect our financial condition or results of operations.

D.R. Horton's control of us or the strategic relationship between D.R. Horton and us may negatively affect our business relationships with other builder customers.

So long as D.R. Horton controls us or the strategic relationship between D.R. Horton and us remains in place, our business relationships with other builder customers may be negatively affected, including the risk that such other builder customers may believe that we will favor D.R. Horton over our other customers. In addition, we have in the past relied on builder referrals as a source for land development opportunities, and there is a risk that builders may refer such opportunities to land developers other than us as a result of our close alignment with D.R. Horton.

Risks Related to Our Business Operations

The homebuilding and lot development industries are cyclical and affected by changes in economic, real estate or other conditions that could adversely affect our business and financial results.

The homebuilding and lot development industries are cyclical and are significantly affected by changes in general and local economic and real estate conditions, such as:

- employment levels;
- consumer confidence and spending;
- housing demand;
- demand for residential lots;
- availability of financing for homebuyers;
- availability of financing for companies that purchase our residential lots;
- interest rates;
- inflation; and
- demographic trends.

Adverse changes in general and local economic conditions or deterioration in the broader economy may negatively impact our business and financial results and increase the risk of asset impairments and write-offs. Changes in economic conditions may affect some of our regions or markets more than others. If adverse conditions affect our larger markets, they could have a proportionately greater impact on us than on some other real estate development companies.

The federal government's fiscal policies and the Federal Reserve's monetary policies may negatively impact the financial markets and consumer confidence and could hurt the U.S. economy and the real estate market, and in turn, could adversely affect the operating results of our business. In response to increased inflation, the Federal Reserve has raised interest rates significantly in recent years, which, notwithstanding the recent reduction, has resulted in higher mortgage interest rates. Prolonged periods of elevated mortgage interest rates or further increases in mortgage interest rates could have an adverse impact on our business and financial results.

Deployments of U.S. military personnel to foreign regions, terrorist attacks, other acts of violence or threats to national security and any corresponding response by the United States or others, domestic or international instability or social or political unrest may cause an economic slowdown in the markets where we operate, which could adversely affect our business.

If we experience any of the foregoing, homebuilders may be less willing or able to buy our residential lots. Additionally, cancellations of lot sales contracts may increase if homebuilders do not honor their contracts due to any of the factors discussed above. Our pricing and product strategies may also be limited by market conditions. We may be unable to change the pricing or mix of our product offerings, reduce the costs of the residential lots we develop, or satisfactorily address changing market conditions in other ways without adversely affecting our profits and returns.

Our business and financial results could be adversely affected by significant inflation, higher interest rates or deflation.

During the past three years, the economy has experienced significant inflationary pressures. Inflation can adversely affect us by increasing costs of land, materials, labor and our cost of capital. In addition, significant inflation is often accompanied by higher interest rates, which have a negative impact on housing affordability. In an effort to lower the current rate of inflation, the Federal Reserve has raised interest rates significantly, which has resulted in higher mortgage interest rates. The increase in mortgage interest rates has reduced the affordability of our lots and has required us to use pricing adjustments and incentives to adapt to current market conditions, which result in lower gross margins. If inflation and mortgage interest rates remain high or continue to increase, lot affordability may be further impacted, which could reduce our profit margins and have an adverse impact on our business and financial results.

Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our real estate to decline. These, or other factors related to deflation, could have a negative impact on our business and financial results.

Supply shortages and other risks related to acquiring land, materials and skilled labor and obtaining regulatory approval could increase our costs and delay lot deliveries.

The residential lot development industry may experience significant difficulties that can affect the cost or timing of lot development, including:

- difficulty in acquiring land suitable for residential development at affordable prices in locations that are attractive to homebuilders;

- delays in receiving the necessary approvals from municipalities or other government agencies;

- shortages of qualified subcontractors;

- reliance on local subcontractors, manufacturers and distributors who may be inadequately capitalized;

- shortages of construction materials; and

- significant increases in the cost of materials and other inputs, including petroleum-based products.

During the last few years, we experienced multiple disruptions in our supply chain, which resulted in shortages of certain construction materials and tightness in the labor market. This caused our construction cycle times to lengthen and costs of construction materials to increase. Although our construction cycle times have decreased more recently, if shortages and cost increases in construction materials and tightness in the labor market increase, our construction cycle time and profit margins could be adversely impacted.

Public health issues such as a major epidemic or pandemic could adversely affect our business and financial results.

The U.S. and other countries have experienced, and may experience in the future, outbreaks of contagious diseases that affect public health and public perception of health risk. In the event of a widespread, prolonged actual or perceived outbreak of any contagious disease, such as COVID-19, our operations could be negatively impacted. Such events have had, and could in the future have, an effect on our operations, including a reduction in homebuilder traffic, a disruption in our supply chain, tightness in the labor market or other factors, all of which could reduce demand for our lots. These or other repercussions of a public health crisis that affect the global economy could have an adverse impact on our results of operations and financial condition.

Our business and financial results could be adversely affected by weather conditions and natural disasters.

Physical risks, including weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, volcanic activity, droughts, floods, hailstorms, heavy or prolonged precipitation, wildfires and others, can harm our business. Additionally, the physical impacts of climate change may cause these occurrences to increase in frequency, severity and duration. Any such events can temporarily delay our development work and lot sales, unfavorably affect the cost or availability of materials or labor, damage residential lots under construction, lead to changing customer preferences and/or negatively impact demand for residential lots in affected areas. We have experienced short-term impacts on our lot sales from weather events in recent years. However, there has been no material impact on our business from these events or material operational challenges resulting from these events, but they could adversely affect our business in the future. The climates and geology of many of the states in which we operate, including California, Florida, Texas and other coastal areas where we have some of our larger operations and which have experienced recent natural disasters, present increased risks of adverse weather or natural disasters.

A health and safety incident relating to our operations could be costly in terms of potential liability and reputational damage.

Land development sites are inherently dangerous, and operating in this industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of residential lots we develop, health and safety performance is critical to the success of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly and could expose us to liability that could be costly. Such an incident could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to attract customers and employees, which in turn could have a material adverse effect on our financial results and liquidity.

From time to time, we obtain performance bonds, the unavailability of which could adversely affect our results of operations and cash flows.

From time to time, we provide surety bonds to secure our performance or obligations under construction contracts, development agreements and other arrangements. At September 30, 2024, we had $809.0 million of outstanding surety bonds. Our ability to obtain surety bonds primarily depends upon our credit rating, financial condition, past performance and other factors, including the capacity of the surety market and the underwriting practices of surety bond issuers. The ability to obtain surety bonds also can be impacted by the willingness of insurance companies to issue performance bonds for construction and development activities. If we are unable to obtain surety bonds when required, our results of operations and cash flows could be adversely affected.

Information technology failures, data security breaches, and the failure to satisfy privacy and data protection laws and regulations could harm our business.

We use information technology and other computer resources to carry out important operational and marketing activities and to maintain our business records. These information technology systems are dependent upon global communications providers, web browsers, third-party software and data storage providers and other aspects of the Internet infrastructure that have experienced security breaches, cyber incidents, ransomware attacks, significant systems failures and service outages in the past. Additionally, phishing attacks, whereby perpetrators attempt to fraudulently induce employees, customers, vendors or other users of a company's systems to disclose sensitive information to gain access to its data, have increased significantly in recent years. With the use of artificial intelligence, these phishing attacks may contain highly convincing language making them difficult to distinguish from legitimate messages. The use of remote work environments and virtual platforms may increase our risk of cyber incidents or data security breaches. Further, geopolitical tensions or conflicts may create a heightened risk of cyber incidents or other data security breaches. Our normal business activities involve collecting and storing information specific to our customers, employees, vendors and suppliers and maintaining operational and financial information related to our business, both in an office setting and remote locations as needed. A material breach in the security of our information technology systems or other data security controls, or those of the third parties we work with, could include the theft or release of this information. The unintended or unauthorized disclosure of personal identifying and confidential information as a result of a security breach by any means could lead to litigation or other proceedings against us by the affected individuals or business partners, or by regulators. The outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on our business.

We may also be required to incur significant costs to protect against damages caused by information technology failures, security breaches, and the failure to satisfy privacy and data protection laws and regulations in the future as legal requirements continue to increase. The European Union and other international regulators, as well as state governments, have enacted or enhanced data privacy regulations, such as the California Privacy Rights Act, and other governments are considering establishing similar or stronger protections. These regulations impose certain obligations for handling specified personal information in our systems, including notifying individuals regarding information we have collected from them. We have incurred costs in an effort to comply with these requirements, but our costs may increase significantly if new requirements are enacted and based on how individuals exercise their rights. Any loss of sensitive information and failure to comply with these requirements or other applicable laws and regulations in this area could result in substantial penalties, reputational damage or litigation.

We routinely utilize information technology security experts to assist us in our evaluations of the effectiveness of the security of our information technology systems, and we regularly enhance our security measures, which include multiple redundant safeguards, to protect our systems and data. We use various encryption, tokenization and authentication technologies to mitigate cybersecurity risks and have increased our monitoring capabilities to enhance early detection and rapid response to potential cyber threats. However, because the techniques used to obtain unauthorized access, disable or degrade systems change frequently and increasingly leverage sophisticated technologies such as artificial intelligence, they often are not recognized until launched against a target. As such, we may be unable to anticipate these techniques, to implement adequate preventative measures or to identify and investigate cybersecurity incidents. We may also incur costs to adapt our cybersecurity program to the evolving threat landscape and to investigate and remediate vulnerabilities or other identified risks.

Although past cybersecurity incidents have not had a material effect on our business or operations to date, in the future, a data security breach, a significant and extended disruption in the functioning of our information technology systems or a breach of any of our data security controls could disrupt our business operations, damage our reputation and cause us to lose customers. Additionally, if a cybersecurity incident is determined to be material, we are subject to additional reporting requirements. We cannot provide assurances that a security breach, cyber incident, data theft or other significant systems or security failures will not occur in the future, and such occurrences could have a material and adverse effect on our consolidated results of operations or financial position.

Governmental regulations and environmental matters could increase the cost and limit the availability of property suitable for residential lot development and could adversely affect our business and financial results.

We are subject to extensive and complex regulations that affect land acquisition, development and home construction, including zoning, density restrictions and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to acquisition or development being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water or sewage facilities, roads or other local services. New housing developments may also be subject to various assessments for schools, parks, streets and other public improvements. In addition, government authorities in many markets have implemented no growth or growth control initiatives. Any of these may limit, delay or increase the costs of acquisition of land for residential use and development or home construction.

We are also subject to a significant number and variety of local, state and federal laws and regulations concerning protection of health, safety, labor standards and the environment. The impact of environmental laws varies depending upon the prior uses of the building site or adjoining properties and may be greater in areas with less supply where undeveloped land or desirable alternatives are less available. These matters may result in delays, may cause us to incur substantial compliance, remediation, mitigation and other costs, and can prohibit or severely restrict land acquisition and development activity in environmentally sensitive regions or areas. Government agencies also routinely initiate audits, reviews or investigations of our business practices to ensure compliance with these laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant.

In recent years, advocacy groups, government agencies and the general public have expressed growing concerns regarding the effects of climate change on the environment. Transition risks, such as government restrictions, standards or regulations intended to reduce greenhouse gas emissions and potential climate change impacts, are emerging and may increase in the future in the form of restrictions or additional requirements on land development in certain areas. Such restrictions and requirements could increase our operating and compliance costs or require additional technology and capital investment, which could adversely affect our results of operations. This is a particular concern in the western United States, where some of the most extensive and stringent environmental laws and residential building construction standards in the country have been enacted, and where we have business operations. We believe we are in compliance in all material respects with existing climate-related government restrictions, standards and regulations applicable to our business, and such compliance has not had a material impact on our business. However, given the rapidly changing nature of environmental laws and matters that may arise that are not currently known, we cannot predict our future exposure concerning such matters, and our future costs to achieve compliance or remedy potential violations could be significant.

Additionally, actual or perceived environmental, social, governance ("ESG") and other sustainability matters and our response to these matters could harm our business. Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor, cybersecurity and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report. In March 2024, the SEC adopted new rules regarding climate-related disclosures. Though these rules are currently being challenged in legal proceedings and their effectiveness has been stayed by the SEC, these rules, if they become effective, would require public companies to make a wide range of climate-related disclosures. Similarly, the State of California has recently enacted its own legislation requiring extensive climate-related disclosures for companies deemed to be doing business in California, and other states are considering similar laws. Any of the above factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. If we are unable to adequately address such ESG matters or fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

The subcontractors we rely on to perform the actual development of our residential lots are also subject to a significant number of local, state and federal laws and regulations, including laws involving matters that are not within our control. If the subcontractors who develop our residential lots fail to comply with all applicable laws, we can suffer reputational damage and may be exposed to possible liability.

We are also subject to an extensive number of laws and regulations because our common stock is publicly traded in the capital markets. These regulations govern our communications with our shareholders and the capital markets, our financial statement disclosures and our legal processes, and they also impact the work required to be performed by our independent registered public accounting firm and our legal counsel. Changes in these laws and regulations, including the subsequent implementation of rules by the administering government authorities, may require us to incur additional compliance costs, and such costs may be significant.

There can be no assurance that our current business strategy will be successful.

Our business strategy is focused on expanding our unique residential lot manufacturing business across a geographically diverse platform while consolidating market share in the fragmented U.S. lot development industry, primarily through our strategic relationship with D.R. Horton. There can be no assurance that our unique model will continue to succeed as intended or that we will be able to continue to execute it effectively because of the risks described elsewhere in this "Risk Factors" section, or other unforeseen issues or problems that arise. If we are not successful in achieving our objectives, our business, results of operations, cash flows and financial condition may be negatively affected.

We may have continuing liabilities relating to assets that have been sold, which could adversely impact our results of operations.

In the course of selling assets, we are typically required to make contractual representations and warranties and to provide contractual indemnities to the buyers. These contractual obligations typically survive the closing of the transactions for some period of time. If a buyer is successful in sustaining a claim against us, we may incur additional expenses pertaining to an asset we no longer own, and we may also be obligated to defend and/or indemnify the buyer from certain third-party claims. Such obligations could be material and they could adversely impact our results of operations.

Our real estate development operations span several markets and as a result, our financial results may be significantly influenced by the local economies of those markets.

The local economic growth and strength of the markets in which our real estate development activity is located are important factors in sustaining demand for our land and lots. Any adverse impact on the economic growth and health, or infrastructure development, of a local economy in which we develop real estate could materially adversely affect our business, liquidity, financial condition and results of operations.

Our real estate development operations are highly dependent upon national, regional and local homebuilders.

We are highly dependent upon our relationships with national, regional, and local homebuilders to purchase lots in our residential developments. If homebuilders do not view our developments as desirable locations for homebuilding operations, or if homebuilders are limited in their ability to conduct operations due to economic conditions, our business, liquidity, financial condition and results of operations will be adversely affected.

In addition, we enter into contracts to sell lots to homebuilders. A homebuilder could decide to delay purchases of lots in one or more of our developments, subject to loss of earnest money, due to adverse real estate conditions wholly unrelated to our areas of operations, such as corporate decisions regarding allocation of limited capital or human resources. As a result, we may sell fewer lots and may have lower sales revenues, which could have an adverse effect on our business, liquidity, financial condition and results of operations.

Delays or failures by governmental authorities to take expected actions could reduce our returns or cause us to incur losses on certain real estate development projects.

For certain projects, we rely on governmental districts to issue bonds to reimburse us for qualified expenses, such as road and utility infrastructure costs. Bonds are often supported by assessments of district tax revenues, usually from ad valorem taxes. Slowing new home sales, decreasing real estate values or difficult credit markets for bond sales can reduce or delay district bond sale revenues and tax or assessment receipts, causing such districts to delay reimbursement of our qualified expenses. Failure to receive reimbursement for qualified expenses could adversely affect our cash flows and reduce our returns or cause us to incur losses on certain real estate development projects.

Failure to succeed in new markets may limit our growth.

We may from time to time commence development activity or make acquisitions outside of our existing market areas if appropriate opportunities arise. Our historical experience in existing markets does not ensure that we will be able to operate successfully in new markets. We may be exposed to a variety of risks if we choose to enter new markets, including, among others:

- an inability to accurately evaluate local housing market conditions and local economies;

- an inability to obtain land for development or to identify appropriate acquisition opportunities;

- an inability to hire and retain key personnel;

- an inability to successfully integrate operations; and

- lack of familiarity with local governmental and permitting procedures.

We plan to raise additional capital in the future, and such capital may not be available when needed or at all.

We have a $410 million senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $600 million, subject to certain conditions and availability of additional bank commitments. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. The maturity date of the facility is October 28, 2026. The revolving credit facility is guaranteed by our wholly-owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. We also have outstanding $400 million principal amount of 3.85% senior notes due 2026 and $300 million principal amount of 5.0% senior notes due 2028, both of which may be redeemed prior to maturity, subject to certain limitations and premiums defined in the indenture agreements. The notes represent senior unsecured obligations that rank equally in right of payment to all existing and future senior unsecured indebtedness and are guaranteed by each of our subsidiaries to the extent such subsidiaries guarantee our revolving credit facility.

We regularly assess our projected capital requirements to fund growth in our business, repay debt obligations and support other general corporate and operational needs, and we regularly evaluate our opportunities to raise additional capital. We had an effective shelf registration statement filed with the SEC in October 2021, registering $750 million of equity securities, of which $300 million was reserved for sales under our at-the-market equity offering program. In fiscal 2024, we issued 546,174 shares of common stock under our at-the-market equity offering program for proceeds of $19.7 million, net of commissions and other issuance costs totaling $0.4 million. In September 2024, we filed a new shelf registration statement, which became effective in October 2024, registering $750 million of equity securities. At the time of filing the new registration statement, $728.1 million of equity securities remained available for issuance under our prior registration statement, which has since expired. Our at-the-market program expired in October 2024, and we anticipate entering into a new at-the-market equity offering program under our September 2024 shelf registration statement.

We plan to raise additional capital in the future, in the form of additional debt or equity, to have sufficient capital resources and liquidity to fund our business needs and future growth plans and repay existing indebtedness. Our ability to raise additional capital will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition, operating performance and growth prospects. Economic conditions may increase our cost of funding and limit access to certain customary sources of capital or make such capital only available on unfavorable terms. We may not be able to obtain capital on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, we may need to raise capital in the future when other real estate-related companies are also seeking to raise capital and would then have to compete with those companies for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations.

The real estate development industry is highly competitive and a number of entities with which we compete are larger and have greater resources or are smaller and have lower cost structures, and competitive conditions may adversely affect our results of operations.

We operate in a highly competitive industry. Competitive conditions in the real estate development industry may result in difficulties acquiring suitable land at acceptable prices, lower sales volumes and prices, increased development or construction costs and delays in construction. We compete with numerous regional and local developers for the acquisition of land suitable for development. We also compete with national, regional and local homebuilders who develop real estate for their own use in homebuilding operations, many of which are larger and have greater resources than we do or are smaller and have lower cost structures than we do. Any improvement in the cost structure or service of our competitors will increase the competition we face. Our business, financial condition and results of operations may be negatively affected by any of these factors.

Risks Related to Our Indebtedness

We have significant amounts of consolidated debt and may incur additional debt; our debt obligations and our ability to comply with related covenants, restrictions or limitations could adversely affect our financial condition.

As of September 30, 2024, our consolidated debt was $706.4 million, including $400 million principal amount of 3.85% senior notes due 2026 and $300 million principal amount of 5.0% senior notes due 2028. Our revolving credit facility and the indentures governing the senior notes impose restrictions on our ability, and our restricted subsidiaries' abilities, to incur secured and unsecured debt, but still permit us and our restricted subsidiaries to incur a substantial amount of future secured and unsecured debt, and do not restrict the incurrence of future secured and unsecured debt by our unrestricted subsidiaries. The indentures governing the senior notes allow us to incur a substantial amount of additional debt.

Possible Consequences

The amount and the maturities of our debt could have important consequences. For example, they could:

- require us to dedicate a substantial portion of our cash flow from operations to payment of our debt and reduce our ability to use our cash flow for other operating or investing purposes;

- limit our flexibility to adjust to changes in our business or economic conditions; and

- limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements.

In addition, our debt and the restrictions imposed by the instruments governing those obligations expose us to additional risks, including:

Dependence on Future Performance

Our ability to meet our debt service and other obligations, including our obligations under the senior notes and the financial covenants under our revolving credit facility, will depend, in part, upon our future financial performance. Our future results are subject to the risks and uncertainties described in this "Risk Factors" section. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our business is also affected by financial, political, business and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of debt or equity, the refinancing of debt or the sale of assets.

Risks of Variable Rate Debt

Changes in prevailing interest rates may affect the cost of our debt service obligations, because borrowings under our revolving credit facility bear interest at floating rates. Borrowings under our revolving credit facility primarily bear interest based on the Secured Overnight Financing Rate ("SOFR").

Changes in Debt Ratings

There can be no assurance that we will be able to maintain the credit ratings on our senior unsecured debt. Any lowering of our debt ratings could make accessing the capital markets or obtaining additional credit from banks more difficult and/or more expensive.

Change of Control Purchase Option and Change of Control Default.

Upon the occurrence of a change of control triggering event, as defined in the indentures governing our senior notes, we will be required to offer to repurchase such notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. Moreover, a change of control, as defined in our revolving credit facility, would constitute an event of default under our revolving credit facility that could result in the acceleration of the repayment of any borrowings outstanding under our revolving credit facility, a requirement to cash collateralize all letters of credit outstanding thereunder and the termination of the commitments thereunder. If the maturity of our revolving credit facility and/or other indebtedness together having an aggregate principal amount outstanding of $40 million or more is accelerated, an event of default would result under the indentures governing the senior notes, entitling the trustee for the notes or holders of at least 25% in aggregate principal amount of the then outstanding notes to declare all such notes to be due and payable immediately. If purchase offers were required under the indentures for the senior notes, repayment of the borrowings under our revolving credit facility were required, or if the notes were accelerated, we can give no assurance that we would have sufficient funds to pay the required amounts.

Our debt agreements contain a number of restrictive covenants which will limit our ability to finance future operations, acquisitions or capital needs or engage in other business activities that may be in our interest.

The covenants in the indentures governing our senior notes and the credit agreement governing our revolving credit facility impose, and the terms of any future indebtedness may impose, operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect, and in many respects limit or prohibit, among other things, our ability and the ability of certain of our subsidiaries to:

- incur additional indebtedness;
- create liens;
- pay dividends and make other distributions in respect of our equity securities;
- redeem or repurchase our equity securities;
- make certain investments or certain other restricted payments;
- sell certain kinds of assets;
- enter into certain types of transactions with affiliates; and
- effect mergers or consolidations.

In addition, our revolving credit facility contains financial covenants requiring the maintenance of a minimum level of tangible net worth, a minimum level of liquidity, a maximum allowable leverage ratio and a borrowing base restriction based on the book value of our real estate assets and unrestricted cash.

The restrictions contained in the indentures and the credit agreements could (1) limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans and (2) adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants could result in a default under all or certain of our debt instruments. If an event of default occurs, such creditors could elect to:

- declare all amounts outstanding, together with accrued and unpaid interest, to be immediately due and payable;
- require us to apply all of our available cash to repay such amounts; or
- prevent us from making debt service payments on certain of our debt instruments.

General Risk Factors

The market price of and trading volume of our shares of common stock may be volatile.

The market price of our shares of common stock has fluctuated substantially and may continue to fluctuate in response to many factors which are beyond our control, including:

- fluctuations in our operating results, including results that vary from the expectations of management, analysts and investors;

- announcements of strategic developments, acquisitions, financings and other material events by us or our competitors;

- the sale of a substantial number of shares of our common stock held by existing security holders in the public market; and

- general conditions in the real estate industry.

The stock markets in general may experience extreme volatility that may be unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, make it difficult to predict the market price of our common stock in the future and cause the value of our common stock to decline.

Our business may suffer if we lose key personnel.

We depend to a large extent on the services of certain key management personnel. These individuals have significant experience and skills as well as leadership and management abilities that are vital to our success. Our ability to attract and retain our key personnel may be impacted by matters involving reputation, culture, diversity and inclusion, compensation and benefits and our management of executive succession. We seek to retain our key personnel to have succession and transition plans in place to address the potential loss of key personnel and to manage personnel transitions due to retirements, promotions, transfers and other circumstances. However, if our retention, succession and transition implementation efforts are unsuccessful, the loss of key personnel could adversely affect our business.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity.*

Risk Management and Strategy

Under our Shared Services Agreement with D.R. Horton, D.R. Horton provides us with certain administrative and compliance services which includes information technology, internal audit and information technology risk services. Leveraging these services provided by D.R. Horton related to cybersecurity, we have processes in place for assessing, identifying, and managing risks from cybersecurity threats that may result in material adverse effects to the confidentiality, integrity and availability of our systems, operations and data. These processes are a part of our overall risk assessment process. Risks from cybersecurity threats include, among other things, unauthorized access, data theft, computer viruses, ransomware, malicious software and other disruptions. We have implemented systems and processes utilizing a multilayered, proactive approach to identify, evaluate, mitigate and prevent potential cybersecurity threats. Each of these layers contain multiple levels of protection and leverage industry standard framework including the National Institute of Standards and Technology (NIST) Cybersecurity Framework. At the management level, these systems and processes are overseen primarily by the D.R. Horton Chief Information Officer (CIO) and Cyber Security Risk Officer (CSRO).

We have implemented processes to assess, identify, and manage risks from cybersecurity threats, including the following:

- **Multi-factor Authentication**: We secure access to our network and systems through multi-factor authentication.

- **Layered Email Protection**: We have adopted a layered approach to email protection.

- **Zero-Trust Security Model**: We are working towards a zero-trust security model, utilizing group-based access controls to manage network resources.

- **Continuous Monitoring**: We continuously monitor our systems for security anomalies, to help enable early detection of issues and facilitating a rapid response.

- **Regular Scans**: We conduct weekly and monthly scans to identify and prioritize the mitigation of the most critical vulnerabilities.

- **Quarterly Penetration Testing**: We engage third-party consultants to perform quarterly penetration testing, examining our environment from various perspectives, including end-user and employee use cases, to thoroughly assess system vulnerabilities.

- **Collaborative Evaluation and Remediation**: In collaboration with our third-party consultants, we evaluate the outcomes of our testing, address and remediate any identified issues, and subsequently re-test the environment to confirm that the mitigations have effectively resolved the vulnerabilities.

- **Regular Assessments and Gap Analyses**: Our cybersecurity team regularly meets with the third-party consultants to assess overall risk and conduct gap analyses, ensuring the effectiveness of our current cybersecurity measures.

- **Comprehensive Risk Assessment**: Our comprehensive risk assessment includes evaluating potential security risks associated with the use of external service providers.

- **Incident Response Readiness**: We maintain a documented incident response readiness process that details the procedures to follow in the event of a security incident.

- **Data Backup**: We maintain comprehensive backups of all system files to facilitate data recovery during a security incident.

In addition to the above-described technology controls, we have implemented mandatory training and awareness programs designed to educate our employees on cybersecurity risks. These include periodic exercises to help employees identify phishing schemes and other social engineering tactics, and we provide various methods for them to report suspicious activity that may give rise to a cybersecurity incident.

To date, we have not identified any risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, because the sophistication of cybersecurity threats continues to increase with rapidly evolving techniques to overcome security measures, the preventative actions we have taken and will continue to take to reduce the risks may not successfully protect our systems against a future cybersecurity incident. For more information on how cybersecurity risk could materially affect our business, please refer to Item 1A, "Risk Factors."

Governance

Our Board of Directors (Board) considers cybersecurity and other information technology risk as part of its risk oversight function. The members of our Board hear presentations on our cybersecurity risks and risk management on an annual basis from D.R. Horton's CIO and CSRO. These presentations include reviewing current trends, processes and systems used to mitigate the risk of cybersecurity threats. Our internal audit department also conducts cybersecurity reviews as part of its audit procedures and presents any findings to the Board. We have protocols by which certain cybersecurity incidents would be escalated within the Company and, where appropriate, reported to the Board in a timely manner.

We invest a considerable amount of resources in training, tools and other resources to manage risks from cybersecurity threats. Our cybersecurity program is led by an experienced team that creates cybersecurity policies and procedures and possess expert knowledge related to controls and safeguards related to cybersecurity. The cybersecurity team, led by the D.R. Horton CIO, is responsible for assessing and managing risks from cybersecurity threats. The D.R. Horton CIO receives reports on cybersecurity threats from the cybersecurity team on an ongoing basis and in conjunction with the CSRO, regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. The D.R. Horton CIO and CSRO work closely with our legal team to oversee compliance with legal, regulatory and contractual security requirements.

D.R. Horton's CIO has more than 35 years of experience working in information technology including roles in the commercial software development, healthcare, industrial and professional services sectors. While in those roles, the D.R. Horton CIO has led governance, risk, and compliance technology programs and information security programs. The D.R. Horton CIO currently reports to the D.R. Horton CFO.

D.R. Horton's CSRO has more than 23 years of experience working in information technology and cyber security roles including software development, identity and access management projects, privilege account management and multifactor authentication implementations. While in those roles, the D.R. Horton CSRO has led projects and implementations for a variety of organizations that assess and create solutions for security concerns. The D.R. Horton CSRO currently reports to the D.R. Horton CIO.

Supporting the D.R. Horton CIO and CSRO is a dedicated cybersecurity team that designs and monitors our cybersecurity control framework as well as implements cybersecurity control systems and solutions. The D.R. Horton cybersecurity team collectively holds the following degrees and certifications: Master's in Cybersecurity, Certified Information Systems Security Professional, Security+, Network+, AQS Certified Cloud Practitioner and Certified Information Systems Auditor.

Item 2. *Properties.*

Our principal executive office is leased and is located in Arlington, Texas. We also lease office space in other locations to support our business operations.

Item 3. *Legal Proceedings.*

We are involved in various legal proceedings that arise from time to time in the ordinary course of our business. We believe we have established adequate reserves for any probable losses and that the outcome of any of the proceedings should not have a material adverse effect on our financial position or long-term results of operations or cash flows. It is possible, however, that charges related to these matters could be significant to our results of operations or cash flow in any single accounting period.

With respect to administrative or judicial proceedings involving the environment, we have determined that we will disclose any such proceeding if we reasonably believe such proceeding will result in monetary sanctions, exclusive of interest and costs, at or in excess of $1 million.

On September 6, 2024, the Maryland Department of Environment (MDE) filed suit in the Circuit Court for Harford County, Maryland against the Company regarding various alleged stormwater compliance issues and violations at a project in Maryland dating from 2022 through 2024, seeking injunctive relief and civil penalties. Since our first discovery of these issues, we have enhanced our practices and procedures related to stormwater compliance at the project in question, and we are seeking to resolve these matters through further discussions with MDE. We do not believe it is reasonably possible that this matter would result in a loss that would have a material effect on our consolidated financial position, results of operations or cash flows.

Item 4. *Mine Safety Disclosures.*

Not Applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Our common stock is traded on the NYSE under the trading symbol "FOR." As of November 14, 2024, the closing price of our common stock on the NYSE was $29.61, and there were approximately 830 holders of record.

Dividend Policy

We currently intend to retain any future earnings to support our business. The declaration and payment of any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including without limitation, our financial condition, earnings, capital requirements of our business, the terms of any credit agreements or indentures to which we may be a party at the time, legal requirements, industry practice and other factors that our Board of Directors deems relevant.

Stock Performance Graph

The following graph illustrates the cumulative total stockholder return of an initial investment of $100 on September 30, 2019 in Forestar common stock for the period from September 30, 2019 through September 30, 2024 compared to the same investment in the Russell 2000 Index and our peer group.

Pursuant to SEC rules, returns of each of the companies in the peer groups are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. Shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns. The graph and related disclosure in no way reflect our forecast of future financial performance.

During the fiscal year ended September 30, 2024, we revised our peer group to consist of American Woodmark Corporation; Beazer Homes USA, Inc.; Century Communities, Inc.; Five Point Holdings, LLC; Howard Hughes Holdings Inc.; JELD-WEN Holding, Inc.; LGI Homes, Inc.; M/I Homes, Inc.; MasterBrand, Inc. and The St. Joe Company. We revised our peer group as three of our former peers were acquired during the fiscal year ended September 30, 2024 (M.D.C. Holdings, Inc.; Masonite International Corporation; and PGT Innovations). The companies comprising our peer group as of September 30, 2024 were selected based on their industries, similar market capitalization and business model.

Our former peer group consisted of the following companies: M.D.C. Holdings, Inc.; Tri Pointe Homes, Inc.; Century Communities, Inc.; Beazer Homes USA, Inc.; Five Point Holdings, LLC (Class A); The Howard Hughes Corporation; The St. Joe Company; Masonite International Corporation; and PGT Innovations, Inc.



Comparison of Five-Year Cumulative Total Return
$200
$150
$100
$50
$0
Sep-19
Sep-20
Sep-21
Sep-22
Sep-23
Sep-24
Forestar Group Inc.
Russell 2000
New Peer Group
Former Peer Group

	September 30,					
Stock Performance Data:	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**
Forestar Group Inc.	$ 100.00	$ 96.83	$ 101.91	$ 61.21	$ 147.37	$ 177.08
Russell 2000	100.00	100.39	148.26	113.42	123.54	156.60
New Peer Group	100.00	88.76	119.55	72.16	113.63	152.60
Former Peer Group	100.00	93.61	123.85	84.92	130.32	156.90

This performance graph shall not be deemed to be incorporated by reference into our SEC filings and should not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended (Securities Act) or the Exchange Act.

Item 6. ***[Reserved]***

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to promote an understanding of our financial condition, results of operations, liquidity and certain other factors that may affect future results. MD&A is provided as a supplement to, and should be read in conjunction with our consolidated financial statements and notes to those statements that appear elsewhere in this Form 10-K. This section generally discusses the results of operations for fiscal 2024 compared to 2023. For similar operating and financial data and discussion of our fiscal 2023 results compared to our fiscal 2022 results, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II of our annual report on Form 10-K for the fiscal year ended September 30, 2023, which was filed with the SEC on November 17, 2023.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to any differences include, but are not limited to, those discussed under the caption "Forward-Looking Statements" and under Item 1A —"Risk Factors."

Our Operations

We are a residential lot development company with operations in 59 markets in 24 states as of September 30, 2024. In October 2017, we became a majority-owned subsidiary of D.R. Horton, Inc. As our controlling shareholder, D.R. Horton has significant influence in guiding our strategic direction and operations.

We manage our operations through our real estate segment, which is our core business and generates substantially all of our revenues. The real estate segment primarily acquires land and installs infrastructure for single-family residential communities and generates revenues from sales of residential single-family finished lots to local, regional and national homebuilders. We have other business activities for which the related assets and operating results are immaterial and therefore are included within our real estate segment.

Demand for residential lots, particularly at affordable price points, remained strong during fiscal 2024, and our revenues increased 5% from the prior year period. The supply of new and existing homes at affordable price points remains limited, and low resale supply continues to support the demand for new construction. Demographics supporting housing demand remain favorable despite elevated mortgage rates and inflationary pressures, and homebuilders have continued to adjust to current market conditions by using incentives and price adjustments. While the disruptions in the supply chain for certain construction materials and tightness in the labor market have largely subsided, delays in receiving the necessary approvals from municipalities are still extending development cycle times, and development costs remain elevated. We attempt to offset cost increases in one component with savings in another, and we increase our land and lot sales prices when market conditions permit. However, if market conditions are challenging, we may have to reduce selling prices or may not be able to offset cost increases with higher selling prices.

We believe we are well-positioned to consolidate market share in the highly fragmented lot development industry because of our low net leverage and strong liquidity position, low overhead model, geographically diverse lot portfolio that is focused on affordable price points and strategic relationship with D.R. Horton. We plan to remain disciplined when investing in land opportunities and to remain focused on managing our lot sales pace and lot pricing at each community to optimize the return on our investments.

Results of Operations

The following tables and related discussion set forth key operating and financial data as of and for the fiscal years ended September 30, 2024 and 2023.

Operating Results

Components of income before income taxes were as follows:

	Year Ended September 30,	
	2024	**2023**
	(In millions)	
Revenues	$ 1,509.4	$ 1,436.9
Cost of sales	1,150.1	1,132.8
Selling, general and administrative expense	118.5	97.7
Gain on sale of assets	(9.5)	(1.6)
Interest and other income	(19.8)	(13.6)
Income before income taxes	$ 270.1	$ 221.6

Lot Sales

Residential lots sold consisted of:

	Year Ended September 30,	
	2024	**2023**
Development projects	14,769	14,040
Lot banking projects	299	—
	15,068	14,040
Average sales price per lot [a]	$ 96,600	$ 90,900

_____

(a) Excludes any impact from change in contract liabilities.

Revenues

Revenues consisted of:

		Year Ended September 30,		
		2024		2023
		(In millions)		
Residential lot sales:				
Development projects	$	1,418.5	$	1,275.7
Lot banking projects		37.9		—
Decrease in contract liabilities		2.9		—
		1,459.3		1,275.7
Deferred development projects		8.1		29.0
		1,467.4		1,304.7
Tract sales and other		42.0		132.2
Total revenues	$	1,509.4	$	1,436.9

Residential lots sold and residential lot sales revenues in fiscal 2024 increased compared to the prior year period primarily due to improved demand for finished lots as homebuilders increased their pace of new home starts to better match the stronger demand for new homes, particularly at affordable price points.

Residential lot sales to D.R. Horton and customers other than D.R. Horton consisted of:

	Year Ended September 30,	
	2024	2023
Residential lots sold to D.R. Horton	13,267	12,249
Residential lots sold to customers other than D.R. Horton	1,801	1,791
	15,068	14,040

Residential lot revenues from lot sales to D.R. Horton and customers other than D.R. Horton, before deferred development projects and changes in contract liabilities, consisted of:

		Year Ended September 30,		
		2024		2023
		(In millions)		
Revenues from lot sales to D.R. Horton	$	1,271.4	$	1,094.7
Revenues from lot sales to customers other than D.R. Horton		185.0		181.0
	$	1,456.4	$	1,275.7

Lots sold to customers other than D.R. Horton in fiscal 2024 and 2023 included 124 and 252 lots that were sold for $15.1 million and $28.2 million, respectively, to a lot banker who expects to sell those lots to D.R. Horton at a future date.

In fiscal 2022, we sold 854 deferred development lots to customers other than D.R. Horton for a total transaction price of $63.9 million. In fiscal 2024 and 2023, we recognized $8.1 million and $29.0 million of revenues as a result of our progress towards completion of our remaining unsatisfied performance obligations on these deferred development projects. At September 30, 2024, all performance obligations related to these deferred development lot sales have been fully satisfied.

Tract sales and other revenue in fiscal 2024 primarily consisted of $19.0 million of revenue recognized related to land banking contracts with D.R. Horton as well as 64 tract acres sold to customers other than D.R. Horton for $11.8 million. Tract sales and other revenue sold to customers other than D.R. Horton in fiscal 2024 included 12 tract acres sold for $5.1 million to a third party who expects to sell the tract to D.R Horton at a later date. Tract sales and other revenue in fiscal 2023 primarily consisted of 820 tract acres sold to D.R. Horton for $114.1 million and 68 tract acres sold to customers other than D.R. Horton for $12.8 million.

Cost of Sales, Real Estate Impairment and Land Option Charges and Interest Incurred

Cost of sales in fiscal 2024 increased compared to fiscal 2023 primarily due to the increase in the number of lots sold. Cost of sales related to tract sales and other revenues in fiscal 2024 and 2023 was $17.4 million and $95.1 million, respectively.

Each quarter, we review the performance and outlook for all of our real estate for indicators of potential impairment and perform detailed impairment evaluations and analyses when necessary. As a result of this process, no impairment charges were recorded during fiscal 2024. During fiscal 2023 we recorded non-cash impairment charges of $19.4 million. During fiscal 2024, and 2023, land purchase contract deposit and pre-acquisition cost write-offs related to land purchase contracts that we have terminated or expect to terminate were $4.1 million and $4.6 million.

We capitalize interest costs throughout the development period (active real estate). Capitalized interest is charged to cost of sales as the related real estate is sold to the buyer. Interest incurred was $32.6 million and $32.8 million in fiscal 2024 and 2023. Interest charged to cost of sales in fiscal 2024 was 2.5% of total cost of sales (excluding impairments and land option charges) compared to 2.4% of total cost of sales in fiscal 2023.

Selling, General and Administrative (SG&A) Expense and Other Income Statement Items

SG&A expense in fiscal 2024 was $118.5 million compared to $97.7 million in fiscal 2023. SG&A expense as a percentage of revenues was 7.9% and 6.8% in fiscal 2024 and 2023, respectively. Our SG&A expense primarily consisted of employee compensation and related costs. Our business operations employed 393 and 303 employees at September 30, 2024 and 2023, respectively. We attempt to control our SG&A costs while ensuring that our infrastructure supports our operations; however, we cannot make assurances that we will be able to maintain or improve upon the current SG&A expense as a percentage of revenues.

The gain on sale of assets in fiscal 2024 is the result of $9.5 million of excess hotel occupancy and sales and use tax revenues collected from the Cibolo Canyons Special Improvement District.

Interest and other income primarily represents interest earned on our cash deposits.

Income Taxes

Our income tax expense was $66.7 million and $54.7 million in fiscal 2024 and 2023, respectively, and our effective tax rate was 24.7% for both years. Our effective tax rate for both years includes an expense for state income taxes and nondeductible expenses.

At September 30, 2024, we had deferred tax liabilities, net of deferred tax assets, of $66.7 million. The deferred tax assets were partially offset by a valuation allowance of $0.8 million, resulting in a net deferred tax liability of $67.5 million. At September 30, 2023, deferred tax liabilities, net of deferred tax assets, were $49.8 million. The deferred tax assets were partially offset by a valuation allowance of $0.9 million, resulting in a net deferred tax liability of $50.7 million. The valuation allowance for both periods was recorded because it is more likely than not that a portion of our state deferred tax assets, primarily NOL carryforwards, will not be realized because we are no longer operating in some states or the NOL carryforward periods are too brief to realize the related deferred tax asset. We will continue to evaluate both the positive and negative evidence in determining the need for a valuation allowance on our deferred tax assets. Any reversal of the valuation allowance in future periods will impact our effective tax rate.

We had no unrecognized tax benefits at September 30, 2024 and 2023.

Land and Lot Position

Our land and lot position at September 30, 2024 and 2023 is summarized as follows:

	September 30	
	2024	**2023**
Lots owned	57,800	52,400
Lots controlled through land and lot purchase contracts	37,300	26,800
Total lots owned and controlled	95,100	79,200
Owned lots under contract to sell to D.R. Horton	20,500	14,400
Owned lots under contract to customers other than D.R. Horton	500	600
Total owned lots under contract	21,000	15,000
Owned lots subject to right of first offer with D.R. Horton based on executed purchase and sale agreements	17,200	17,000
Owned lots fully developed	6,300	6,400

Liquidity and Capital Resources

Liquidity

At September 30, 2024, we had $481.2 million of cash and cash equivalents and $377.2 million of available borrowing capacity on our revolving credit facility. We have no senior note maturities until fiscal 2026. We believe we are well-positioned to operate effectively during changing economic conditions because of our low net leverage and strong liquidity position, our low overhead model and our strategic relationship with D.R. Horton.

At September 30, 2024, our ratio of debt to total capital (debt divided by stockholders' equity plus debt) was 30.7% compared to 33.7% at September 30, 2023. Our ratio of net debt to total capital (debt net of unrestricted cash divided by stockholders' equity plus debt net of unrestricted cash) was 12.4% compared to 5.5% at September 30, 2023. Over the long term, we intend to maintain our ratio of net debt to total capital at approximately 40% or less. We believe that the ratio of net debt to total capital is useful in understanding the leverage employed in our operations.

We believe that our existing cash resources and revolving credit facility will provide sufficient liquidity to fund our near-term working capital needs. Our ability to achieve our long-term growth objectives will depend on our ability to obtain financing in sufficient amounts. We regularly evaluate alternatives for managing our capital structure and liquidity profile in consideration of expected cash flows, growth and operating capital requirements and capital market conditions. We may, at any time, be considering or preparing for the purchase or sale of our debt securities, the sale of our common stock or a combination thereof.

Bank Credit Facility

We have a $410 million senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $600 million, subject to certain conditions and availability of additional bank commitments. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. Borrowings under the revolving credit facility are subject to a borrowing base calculation based on the book value of our real estate assets and unrestricted cash. Letters of credit issued under the facility reduce the available borrowing capacity. The maturity date of the facility is October 28, 2026. At September 30, 2024, there were no borrowings outstanding and $32.8 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $377.2 million.

The revolving credit facility is guaranteed by our wholly-owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. The revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. At September 30, 2024, we were in compliance with all of the covenants, limitations and restrictions of our revolving credit facility.

Senior Notes

We have outstanding senior notes as described below that were issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The notes represent senior unsecured obligations that rank equally in right of payment to all existing and future senior unsecured indebtedness and may be redeemed prior to maturity, subject to certain limitations and premiums defined in the respective indenture. The notes are guaranteed by each of our subsidiaries to the extent such subsidiaries guarantee our revolving credit facility.

Our $400 million principal amount of 3.85% senior notes (the "2026 notes") mature May 15, 2026 with interest payable semi-annually. On or after May 15, 2023, the 2026 notes may be redeemed at 101.925% of their principal amount plus any accrued and unpaid interest. In accordance with the indenture, the redemption price decreases annually thereafter, and the 2026 notes can be redeemed at par on or after May 15, 2025 through maturity. The annual effective interest rate of the 2026 notes after giving effect to the amortization of financing costs is 4.1%.

We also have $300 million principal amount of 5.0% senior notes (the "2028 notes") outstanding, which mature March 1, 2028 with interest payable semi-annually. On or after March 1, 2023, the 2028 notes may be redeemed at 102.5% of their principal amount plus any accrued and unpaid interest. In accordance with the indenture, the redemption price decreases annually thereafter and the 2028 notes can be redeemed at par on or after March 1, 2026 through maturity. The annual effective interest rate of the 2028 notes after giving effect to the amortization of financing costs is 5.2%.

The indentures governing our senior notes require that, upon the occurrence of both a change of control and a rating decline (as defined in each indenture), we offer to purchase the applicable series of notes at 101% of their principal amount. If we or our restricted subsidiaries dispose of assets, under certain circumstances, we will be required to either invest the net cash proceeds from such asset sales in our business within a specified period of time, repay certain senior secured debt or debt of our non-guarantor subsidiaries, or make an offer to purchase a principal amount of such notes equal to the excess net cash proceeds at a purchase price of 100% of their principal amount. The indentures contain covenants that, among other things, restrict the ability of us and our restricted subsidiaries to pay dividends or distributions, repurchase equity, prepay subordinated debt and make certain investments; incur additional debt or issue mandatorily redeemable equity; incur liens on assets; merge or consolidate with another company or sell or otherwise dispose of all or substantially all of our assets; enter into transactions with affiliates; and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments. At September 30, 2024, we were in compliance with all of the limitations and restrictions associated with our senior note obligations.

Effective April 30, 2020, our Board of Directors authorized the repurchase of up to $30 million of our debt securities. The authorization has no expiration date. All of the $30 million authorization was remaining at September 30, 2024.

Other Note Payable

In December 2023, we issued a note payable of $9.9 million as part of a transaction to acquire real estate for development. The note is non-recourse, is secured by the underlying real estate, accrues interest at 4.0% per annum and matures in December 2025.

Issuance of Common Stock

We had an effective shelf registration statement filed with the Securities and Exchange Commission in October 2021, registering $750 million of equity securities, of which $300 million was reserved for sales under our at-the-market equity offering program. In fiscal 2024, we issued 546,174 shares of common stock issued under our at-the-market equity offering program for proceeds of $19.7 million, net of commissions and other issuance costs totaling $0.4 million. In September 2024, we filed a new shelf registration statement, which became effective in October 2024, registering $750 million of equity securities. At the time of filing the new registration statement, $728.1 million of equity securities remained available for issuance under our prior registration statement, which has since expired. Our at-the-market program expired in October 2024, and we anticipate entering into a new at-the-market equity offering program under our September 2024 shelf registration statement.

Operating Cash Flow Activities

In fiscal 2024, net cash used in operating activities was $158.4 million, which was primarily the result of the increase in real estate, partially offset by net income generated in the period and the increases in earnest money on sales contracts, accrued development costs and accounts payable and other accrued liabilities. In fiscal 2023, net cash provided by operating activities was $364.1 million, which was primarily the result of net income generated in the period adjusted for impairments and land option charges and the decrease in real estate, partially offset by the decreases in accounts payable and other accrued liabilities, accrued development costs and earnest money deposits on sales contracts.

Investing Cash Flow Activities

In fiscal 2024, net cash provided by investing activities was $7.3 million compared to $0.3 million in fiscal 2023. Cash provided by investing activities in fiscal 2024 included $9.5 million of excess hotel occupancy and sales and use tax revenues collected from the Cibolo Canyons Special Improvement District.

Financing Cash Flow Activities

In fiscal 2024, net cash provided by financing activities was $16.3 million compared to $13.2 million of cash used in financing activities in fiscal 2023. The cash provided by financing activities in fiscal 2024 primarily consisted of the issuance of common stock under our at-the-market equity offering program for net proceeds of $19.7 million. The cash used in financing activities in fiscal 2023 primarily consisted of the repayment of our other note payable.

Critical Accounting Policies and Estimates

General — A comprehensive enumeration of the significant accounting policies of Forestar Group Inc. and subsidiaries is presented in Note 1 to the accompanying financial statements as of September 30, 2024 and 2023, and for the years ended September 30, 2024, 2023 and 2022. Each of our accounting policies has been chosen based upon current authoritative literature that collectively comprises U.S. Generally Accepted Accounting Principles (GAAP). In instances where alternative methods of accounting are permissible under GAAP, we have chosen the method that most appropriately reflects the nature of our business, the results of our operations and our financial condition, and have consistently applied those methods over each of the periods presented in the financial statements. The Audit Committee of our Board of Directors has reviewed and approved the accounting policies selected.

Accounting estimates are considered critical if both of the following conditions are met: (1) the nature of the estimates or assumptions is material because of the levels of subjectivity and judgment needed to account for matters that are highly uncertain and susceptible to change and (2) the effect of the estimates and assumptions is material to the financial statements. We have reviewed our accounting estimates, and none were deemed to be considered critical for the accounting periods presented.

Revenue Recognition — Real estate revenue and related profit are generally recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the buyer. Our performance obligation, to deliver the agreed-upon land or lots, is generally satisfied at closing. However, there may be instances in which we have an unsatisfied remaining performance obligation at the time of closing. In these instances, we record contract liabilities and recognize those revenues over time as the performance obligations are completed. Generally, our unsatisfied remaining performance obligations are expected to have an original duration of less than one year.

Real Estate and Cost of Sales — Real estate includes the costs of direct land and lot acquisition, land development, capitalized interest, and direct overhead costs incurred during land development. All indirect overhead costs, such as compensation of management personnel and insurance costs are charged to selling, general and administrative expense as incurred.

Land and development costs are typically allocated to individual residential lots based on the relative sales value of the lot. Cost of sales includes applicable land and lot acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot in the project. Any changes to the estimated total development costs subsequent to the initial home or lot closings in a community are generally allocated on a pro-rata basis to the remaining homes or lots in the community associated with the relevant development activity.

We receive earnest money deposits from homebuilders for purchases of developed lots. These earnest money deposits are typically released to the homebuilders as lots are sold. Earnest money deposits from customers are subject to mortgages that are secured by the real estate under contract. These mortgages expire when the earnest money is released to homebuilders as lots are sold.

We have agreements with certain utility or improvement districts to convey water, sewer and other infrastructure-related assets we have constructed in connection with projects within their jurisdiction and receive reimbursements for the cost of these improvements. The amount of reimbursements for these improvements are defined by the district and are based on the allowable costs of the improvements. The transfer is consummated and we generally receive payment when the districts have a sufficient tax base to support funding of their bonds. The cost incurred by us in constructing these improvements, net of the amount expected to be collected in the future, is included in our land development budgets and in the determination of lot costs.

Each quarter, we review the performance and outlook for all of our real estate for indicators of potential impairment. We determine if impairment indicators exist by analyzing a variety of factors including, but not limited to, the following:

- gross margins on lots sold in recent months;
- projected gross margins based on budgets;
- trends in gross margins, average selling prices or cost of sales; and
- lot sales absorption rates.

If indicators of impairment are present, we perform an impairment evaluation, which includes an analysis to determine if the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. These estimates of cash flows are significantly impacted by specific factors including estimates of the amount and timing of future revenues and estimates of the amount of land development costs which, in turn, may be impacted by the following local market conditions:

- supply and availability of land and lots;
- location and desirability of our land and lots;
- amount of land and lots we own or control in a particular market or sub-market; and
- local economic and demographic trends.

For those assets deemed impaired, an impairment charge is recorded to cost of sales for the amount by which the carrying amount of the assets exceeds the fair value of the assets. Our determination of fair value is primarily based on discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. When an impairment charge is determined, the charge is then allocated to each lot in the same manner as land and development costs are allocated to each lot.

We rarely purchase land for resale. However, we may change our plans for land we own or land under development and decide to sell the asset. When we determine that we will sell the asset, the project is accounted for as land held for sale if certain criteria are met. We record land held for sale at the lesser of its carrying value or fair value less estimated costs to sell. In performing the impairment evaluation for land held for sale, we consider several factors including, but not limited to, recent offers received to purchase the property, prices for land in recent comparable sales transactions and market analysis studies, which include the estimated price a willing buyer would pay for the land. If the estimated fair value less costs to sell an asset is less than the current carrying value, the asset is written down to its estimated fair value less costs to sell.

The key assumptions relating to real estate valuations are impacted by local market and economic conditions, and are inherently uncertain. Although our quarterly assessments reflect management's best estimates, due to uncertainties in the estimation process, actual results could differ from such estimates.

Pending Accounting Standards

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, "Segment Reporting - Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosures. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. It also requires disclosure of the amount and description of the composition of other segment items and interim disclosures of a reportable segment's profit or loss and assets. The standard is effective for our annual periods beginning in fiscal 2025 and interim periods beginning in the first quarter of fiscal 2026 on a retrospective basis to all periods presented. This standard will impact our disclosures but will not impact our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes - Improvements to Income Tax Disclosures," which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax related disclosures. The standard is effective for us beginning October 1, 2025, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures," which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the financial statements. The standard is effective for our annual periods beginning in fiscal 2028 and interim periods beginning in the first quarter of fiscal 2029, with early adoption permitted. We are currently evaluating the impact this standard will have on our disclosures.

Forward-Looking Statements

This Annual Report on Form 10-K and other materials we have filed or may file with the Securities and Exchange Commission contain "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "believe," "anticipate," "could," "estimate," "likely," "intend," "may," "plan," "expect," and similar expressions, including references to assumptions. These statements reflect our current views with respect to future events and are subject to risks and uncertainties. We note that a variety of factors and uncertainties could cause our actual results to differ significantly from the results discussed in the forward-looking statements. Factors and uncertainties that might cause such differences include, but are not limited to:

- the effect of D.R. Horton's controlling level of ownership on us and the holders of our securities;

- our ability to realize the potential benefits of the strategic relationship with D.R. Horton;

- the effect of our strategic relationship with D.R. Horton on our ability to maintain relationships with our customers;

- the cyclical nature of the homebuilding and lot development industries and changes in economic, real estate and other conditions;

- the impact of significant inflation, higher interest rates or deflation;

- supply shortages and other risks of acquiring land, construction materials and skilled labor;

- the effects of public health issues such as a major epidemic or pandemic on the economy and our business;

- the impacts of weather conditions and natural disasters;

- health and safety incidents relating to our operations;

- our ability to obtain or the availability of surety bonds to secure our performance related to construction and development activities and the pricing of bonds;

- the strength of our information technology systems and the risk of cybersecurity breaches and our ability to satisfy privacy and data protection laws and regulations;

- the impact of governmental policies, laws or regulations and actions or restrictions of regulatory agencies;

- our ability to achieve our strategic initiatives;

- continuing liabilities related to assets that have been sold;

- the cost and availability of property suitable for residential lot development;

- general economic, market or business conditions where our real estate activities are concentrated;

- our dependence on relationships with national, regional and local homebuilders;

- competitive conditions in our industry;

- obtaining reimbursements and other payments from governmental districts and other agencies and timing of such payments;

- our ability to succeed in new markets;

- the conditions of the capital markets and our ability to raise capital to fund expected growth;

- our ability to manage and service our debt and comply with our debt covenants, restrictions and limitations;

- the volatility of the market price and trading volume of our common stock; and

- our ability to hire and retain key personnel.

Other factors, including the risk factors described in Item 1A of this Annual Report on Form 10-K, may also cause actual results to differ materially from those projected by our forward-looking statements. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Interest Rate Risk

We are subject to interest rate risk on our senior debt and revolving credit facility. We monitor our exposure to changes in interest rates and utilize both fixed and variable rate debt. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument, but may affect our future earnings and cash flows. Except in very limited circumstances, we do not have an obligation to prepay fixed-rate debt prior to maturity and, as a result, interest rate risk and changes in fair value would not have a significant impact on our cash flows related to our fixed-rate debt until such time as we are required to refinance, repurchase or repay such debt.

At September 30, 2024, our fixed rate debt consisted of $400 million principal amount of 3.85% senior notes due May 2026, $300 million principal amount of 5.0% senior notes due March 2028 and $9.9 million principal amount of our 4.0% other note payable due December 2025. Our variable rate debt consisted of the outstanding borrowings on our $410 million senior unsecured revolving credit facility, of which there were none at September 30, 2024.

Foreign Currency Risk

We have no exposure to foreign currency fluctuations.

Commodity Price Risk

We have no significant exposure to commodity price fluctuations.

Item 8. *Financial Statements and Supplementary Data.*


**MANAGEMENT'S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING**


The management of Forestar is responsible for establishing and maintaining adequate internal control over financial reporting. Management has designed our internal control over financial reporting to provide reasonable assurance that our published financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

Management is required by paragraph (c) of Rule 13a-15 of the Securities Exchange Act of 1934, as amended, to assess the effectiveness of our internal control over financial reporting as of each year end. In making this assessment, management used the *Internal Control — Integrated Framework (2013)* by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management conducted the required assessment of the effectiveness of our internal control over financial reporting as of September 30, 2024. Based upon this assessment, management believes that our internal control over financial reporting is effective as of September 30, 2024.

Ernst & Young LLP (PCAOB ID: 42), the independent registered public accounting firm that audited our financial statements included in this Form 10-K, has also audited our internal control over financial reporting. Their attestation report follows this report of management.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Forestar Group Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Forestar Group Inc.'s internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Forestar Group Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2024 and 2023, the related consolidated statements of operations, total equity and cash flows for each of the three years in the period ended September 30, 2024, and the related notes and our report dated November 19, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Fort Worth, Texas
November 19, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Forestar Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Forestar Group Inc. (the Company) as of September 30, 2024 and 2023, the related consolidated statements of operations, total equity and cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 19, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Land development costs (including estimated costs to complete)

Description of the Matter	For the year ended September 30, 2024, the Company's cost of sales was approximately $1.15 billion, which included the costs of direct land and lot acquisition, land development, and related costs (both incurred and estimated to be incurred) allocated to each residential lot in the project. As discussed in Note 1 to the consolidated financial statements, land development costs are typically allocated to individual residential lots based on the relative sales value of the lots. At the time of lot closings, land development activities may not yet be finalized. To recognize the appropriate amount of cost of sales, the Company estimates the total remaining development costs. Estimates are affected by changes to the land development project's cost of labor, material, and subcontractors. Auditing the Company's land development cost measurement and allocation to lots can be complex and subjective due to the estimation required to determine the costs to complete land development. Specifically, the land development cost estimate is sensitive to management assumptions regarding estimated cost of labor, material, and subcontractors.

How We Addressed the Matter in Our Audit	We obtained an understanding and tested the design and operating effectiveness of the Company's process and controls over its land development cost measurement and allocation to lots, including controls over management's review of the estimated costs to complete.
	Our audit procedures included, among others, testing the assumptions used to develop the estimated costs to complete the land development projects by comparing to supporting documentation such as subcontractor bids, contracts, or actual costs from similar or related projects. In addition, we performed procedures related to land development budget changes during the year as well as performed a predictive margin analytic which included investigating variances between historical and estimated margins. We also performed a look-back analysis on completed projects by comparing actual land development costs to land development budgets as of the beginning of the year in order to evaluate the accuracy of management's land development budgets.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2007.

Fort Worth, Texas
November 19, 2024

FORESTAR GROUP INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2024	September 30, 2023
	(In millions, except share data)	
ASSETS		
Cash and cash equivalents	$ 481.2	$ 616.0
Real estate	2,266.2	1,790.3
Investment in unconsolidated ventures	0.3	0.5
Property and equipment, net	7.1	5.9
Other assets	85.3	58.0
Total assets	$ 2,840.1	$ 2,470.7
LIABILITIES		
Accounts payable	$ 85.9	$ 68.4
Accrued development costs	144.6	104.1
Earnest money on sales contracts	172.3	121.4
Deferred tax liability, net	67.5	50.7
Accrued expenses and other liabilities	68.3	61.2
Debt	706.4	695.0
Total liabilities	1,245.0	1,100.8
Commitments and contingencies (Note 12)		
EQUITY		
Common stock, par value $1.00 per share, 200,000,000 authorized shares, 50,653,637 and 49,903,713 shares issued and outstanding at September 30, 2024 and 2023, respectively	50.7	49.9
Additional paid-in capital	665.2	644.2
Retained earnings	878.2	674.8
Stockholders' equity	1,594.1	1,368.9
Noncontrolling interests	1.0	1.0
Total equity	1,595.1	1,369.9
Total liabilities and equity	$ 2,840.1	$ 2,470.7

See accompanying notes to consolidated financial statements.

FORESTAR GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,		
	2024	2023	2022
	(In millions, except per share amounts)		
Revenues	$ 1,509.4	$ 1,436.9	$ 1,519.1
Cost of sales	1,150.1	1,132.8	1,195.1
Selling, general and administrative expense	118.5	97.7	93.6
Equity in earnings of unconsolidated ventures	—	—	(1.2)
Gain on sale of assets	(9.5)	(1.6)	(3.2)
Interest and other income	(19.8)	(13.6)	(1.0)
Income before income taxes	270.1	221.6	235.8
Income tax expense	66.7	54.7	57.0
Net income	$ 203.4	$ 166.9	$ 178.8
Basic net income per common share	$ 4.03	$ 3.34	$ 3.59
Weighted average number of common shares	50.4	50.0	49.8
Diluted net income per common share	$ 4.00	$ 3.33	$ 3.59
Adjusted weighted average number of common shares	50.8	50.1	49.8

See accompanying notes to consolidated financial statements.

FORESTAR GROUP INC.
CONSOLIDATED STATEMENTS OF TOTAL EQUITY

	Common Stock		Additional Paid-in Capital		Retained Earnings		Non-controlling Interests		Total Equity	
			(In millions, except share amounts)							
Balances at September 30, 2021 (49,580,389 shares)	$	49.6	$	636.2	$	329.1	$	1.0	$	1,015.9
Net income		—		—		178.8		—		178.8
Issuance of common stock (84,547 shares)		0.1		1.6		—		—		1.7
Stock issued under employee benefit plans (96,544 shares)		0.1		—		—		—		0.1
Cash paid for shares withheld for taxes		—		(0.5)		—		—		(0.5)
Stock-based compensation expense		—		3.3		—		—		3.3
Balances at September 30, 2022 (49,761,480 shares)	$	49.8	$	640.6	$	507.9	$	1.0	$	1,199.3
Net income		—		—		166.9		—		166.9
Stock issued under employee benefit plans (142,233 shares)		0.1		—		—		—		0.1
Cash paid for shares withheld for taxes		—		(0.7)		—		—		(0.7)
Stock-based compensation expense		—		4.3		—		—		4.3
Balances at September 30, 2023 (49,903,713 shares)	$	49.9	$	644.2	$	674.8	$	1.0	$	1,369.9
Net income		—		—		203.4		—		203.4
Issuance of common stock (546,174 shares)		0.6		19.1		—		—		19.7
Stock issued under employee benefit plans (203,750 shares)		0.2		—		—		—		0.2
Cash paid for shares withheld for taxes		—		(3.4)		—		—		(3.4)
Stock-based compensation expense		—		5.3		—		—		5.3
Balances at September 30, 2024 (50,653,637 shares)	$	50.7	$	665.2	$	878.2	$	1.0	$	1,595.1

See accompanying notes to consolidated financial statements.

FORESTAR GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2024	**2023**	**2022**
	(In millions)		
OPERATING ACTIVITIES			
Net income	$ 203.4	$ 166.9	$ 178.8
Adjustments:			
Depreciation and amortization	3.0	3.0	2.7
Deferred income taxes	16.8	13.8	12.5
Equity in earnings of unconsolidated ventures	—	—	(1.2)
Stock-based compensation expense	5.3	4.3	3.3
Impairments and land option charges	4.1	24.0	12.5
Gain on sale of assets	(9.5)	(1.6)	(3.2)
Changes in operating assets and liabilities:			
(Increase) decrease in real estate	(469.9)	206.3	(142.3)
Increase in other assets	(27.7)	(7.0)	(1.6)
Increase (decrease) in accounts payable and other accrued liabilities	24.7	(12.7)	40.9
Increase (decrease) in accrued development costs	40.5	(18.2)	17.8
Increase (decrease) in earnest money deposits on sales contracts	50.9	(14.7)	(11.5)
Net cash (used in) provided by operating activities	(158.4)	364.1	108.7
INVESTING ACTIVITIES			
Expenditures for property, equipment, software and other	(2.2)	(1.3)	(3.5)
Return of investment in unconsolidated ventures	—	—	1.6
Proceeds from sale of assets	9.5	1.6	3.2
Net cash provided by investing activities	7.3	0.3	1.3
FINANCING ACTIVITIES			
Issuance of common stock	19.7	—	1.7
Repayment of debt	—	(12.5)	—
Cash paid for shares withheld for taxes	(3.4)	(0.7)	(0.5)
Net cash provided by (used in) financing activities	16.3	(13.2)	1.2
(Decrease) increase in cash and cash equivalents	(134.8)	351.2	111.2
Cash and cash equivalents at beginning of year	616.0	264.8	153.6
Cash and cash equivalents at end of year	$ 481.2	$ 616.0	$ 264.8
SUPPLEMENTAL CASH FLOW INFORMATION:			
Note payable issued for real estate	$ 9.9	$ —	$ —
Income taxes paid, net	$ 45.7	$ 44.7	$ 42.4

See accompanying notes to consolidated financial statements.

Note 1 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and includes the accounts of Forestar Group Inc. ("Forestar") and all of its 100% owned, majority-owned and controlled subsidiaries, which are collectively referred to as the Company unless the context otherwise requires. The Company accounts for its investment in other entities in which it has significant influence over operations and financial policies using the equity method. All intercompany accounts, transactions and balances have been eliminated in consolidation. Noncontrolling interests in consolidated pass-through entities are recognized before income taxes. Net income attributable to noncontrolling interests is zero for all periods presented in the Company's statements of operations. The transactions included in net income in the consolidated statements of operations are the same as those that would be presented in comprehensive income. Thus, the Company's net income equates to comprehensive income.

In October 2017, Forestar became a majority-owned subsidiary of D.R. Horton, Inc. ("D.R. Horton") by virtue of a merger with a wholly-owned subsidiary of D.R. Horton. Immediately following the merger, D.R. Horton owned 75% of the Company's outstanding common stock. In connection with the merger, the Company entered into certain agreements with D.R. Horton, including a Stockholder's Agreement, a Master Supply Agreement and a Shared Services Agreement. D.R. Horton is considered a related party of Forestar under GAAP. As of September 30, 2024, D.R. Horton owned approximately 62% of the Company's outstanding common stock.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Real estate revenue and related profit are generally recognized at the time of the closing of a sale, when title to and possession of the property are transferred to the buyer. The Company's performance obligation, to deliver the agreed-upon land or lots, is generally satisfied at closing. However, there may be instances in which the Company has an unsatisfied remaining performance obligation at the time of closing. In these instances, the Company records contract liabilities and recognizes those revenues over time as the performance obligations are completed. Generally, the Company's unsatisfied remaining performance obligations are expected to have an original duration of less than one year. See Note 4.

Cash and Cash Equivalents

Cash and cash equivalents include cash, other short-term instruments with original maturities of three months or less and proceeds from land and lot closings held for the Company's benefit at title companies.

Real Estate and Cost of Sales

Real estate includes the costs of direct land and lot acquisition, land development, capitalized interest and direct overhead costs incurred during land development. All indirect overhead costs, such as compensation of management personnel and insurance costs, are charged to selling, general and administrative expense as incurred.

Land and development costs are typically allocated to individual residential lots based on the relative sales value of the lot. Cost of sales includes applicable land and lot acquisition, land development and related costs (both incurred and estimated to be incurred) allocated to each residential lot in the project. Any changes to the estimated total development costs subsequent to the initial home or lot closings in a community are generally allocated on a pro-rata basis to the remaining homes or lots in the community associated with the relevant development activity.

The Company receives earnest money deposits from homebuilders for purchases of developed lots. These earnest money deposits are typically released to the homebuilders as lots are sold. Earnest money deposits from customers are subject to mortgages that are secured by the real estate under contract. These mortgages expire when the earnest money is released to homebuilders as lots are sold.

The Company has agreements with certain utility or improvement districts to convey water, sewer and other infrastructure-related assets it has constructed in connection with projects within their jurisdiction and receive reimbursements for the cost of these improvements. The reimbursement amounts for these improvements are defined by the district and are based on the allowable costs of the improvements. The transfer is consummated and the Company generally receives payment when the districts have a sufficient tax base to support funding of their bonds. The cost incurred by the Company in constructing these improvements, net of the amount expected to be collected in the future, is included in the Company's land development budgets and in the determination of lot costs.

The Company reviews real estate assets held for use for impairment when events or circumstances indicate that their carrying value may not be recoverable. Impairment exists if the carrying amount of the asset is not recoverable from the undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined by comparing the carrying value of the asset to its estimated fair value, which is generally determined based on the present value of future cash flows expected from the sale of the asset. Real estate impairments are included in cost of sales in the consolidated statements of operations. See Note 3.

Capitalized Interest

The Company capitalizes interest costs throughout the development period (active real estate). Capitalized interest is charged to cost of sales as the related real estate is sold. During periods in which the Company's active real estate is lower than its debt level, a portion of the interest incurred is reflected as interest expense in the period incurred. During fiscal 2024 and 2023, the Company's active real estate exceeded its debt level, and all interest incurred was capitalized to real estate. See Note 5.

Land Purchase Contract Deposits and Pre-Acquisition Costs

The Company enters into land and lot purchase contracts to acquire land for the development of residential lots. Under these contracts, the Company will fund a stated deposit in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Under the terms of many of the purchase contracts, the deposits are not refundable in the event the Company elects to terminate the contract. Land purchase contract deposits and capitalized pre-acquisition costs are expensed to cost of sales when the Company believes it is probable that it will not acquire the property under contract and will not be able to recover these costs through other means. See Notes 3 and 12.

Variable Interests

Land purchase contracts can result in the creation of a variable interest in the entity holding the land parcel under contract. There were no variable interest entities reported in the consolidated balance sheets at September 30, 2024 and 2023 because, with regard to each entity, the Company determined it did not control the activities that most significantly impact the variable interest entity's economic performance.

The maximum exposure to losses related to the Company's unconsolidated variable interest entities is limited to the amounts of the Company's related deposits. At September 30, 2024 and 2023, the deposits related to these contracts totaled $23.4 million and $7.0 million, respectively, and are included in other assets in the consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of significant additions and improvements is capitalized, and the cost of repairs and maintenance is expensed as incurred. Depreciation generally is recorded using the straight-line method over the estimated useful life of the asset as follows:

	Estimated Useful Lives	September 30,	
		2024	2023
		(In millions)	
Leasehold improvements	5 to 10 years	$ 1.8	$ 1.6
Property and equipment	2 to 10 years	9.1	7.0
Total property and equipment		10.9	8.6
Accumulated depreciation		(3.8)	(2.7)
Property and equipment, net		$ 7.1	$ 5.9

Depreciation expense was $1.1 million, $1.0 million and $0.7 million in fiscal 2024, 2023 and 2022, respectively.

Income Taxes

The Company's income tax expense is calculated using the asset and liability method, under which deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement amounts of assets and liabilities and their respective tax bases and attributable to net operating losses and tax credit carryforwards. When assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future periods and in the jurisdictions in which those temporary differences become deductible. The Company records a valuation allowance when it determines it is more likely than not that a portion of the deferred tax assets will not be realized. The accounting for deferred taxes is based upon estimates of future results. Differences between the anticipated and actual outcomes of these future results could have a material impact on the Company's consolidated results of operations or financial position. Also, changes in existing federal and state tax laws and tax rates could affect future tax results and the valuation of the Company's deferred tax assets and liabilities.

Interest and penalties related to unrecognized tax benefits are recognized in the financial statements as a component of income tax expense. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions on a quarterly basis. The evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in increases or decreases in the Company's income tax expense in the period in which the change is made. See Note 9.

Stock-Based Compensation

The Company's stockholders formally authorize shares of its common stock to be available for future grants of stock-based compensation awards. From time to time, the Compensation Committee of the Company's Board of Directors (Compensation Committee) authorizes the grant of stock-based compensation to its employees and directors from these available shares. At September 30, 2024, the outstanding stock-based compensation awards consist of time-based restricted stock units. Grants of time-based restricted stock units vest over a certain number of years as determined by the Compensation Committee. Restricted stock units outstanding at September 30, 2024 have a remaining vesting period of up to 4.5 years.

The compensation expense for stock-based awards is based on the grant date fair value of the award and is recognized on a straight-line basis over the remaining vesting period. The fair values of restricted stock units are based on the Company's stock price at the date of grant. See Note 11.

Fair Value Measurements

The FASB's authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. When available, the Company uses quoted market prices in active markets to determine fair value. Non-financial assets measured at fair value on a non-recurring basis principally include real estate assets which the Company reviews for indicators of impairment when events and circumstances indicate that the carrying value is not recoverable. See Note 14.

Pending Accounting Standards

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, "Segment Reporting - Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosures. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. It also requires disclosure of the amount and description of the composition of other segment items and interim disclosures of a reportable segment's profit or loss and assets. The standard is effective for the Company's annual periods beginning in fiscal 2025 and interim periods beginning in the first quarter of fiscal 2026 on a retrospective basis to all periods presented. This standard will impact the Company's disclosures but will not impact its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes - Improvements to Income Tax Disclosures," which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax related disclosures. The standard is effective for the Company beginning October 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures," which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the financial statements. The standard is effective for the Company's annual periods beginning in fiscal 2028 and interim periods beginning in the first quarter of fiscal 2029, with early adoption permitted. The Company is currently evaluating the impact this standard will have on its disclosures.

Note 2 — Segment Information

The Company manages its operations through its real estate segment, which is its core business and generates substantially all of its revenues. The real estate segment primarily acquires land and installs infrastructure for single-family residential communities, and its revenues generally come from sales of residential single-family finished lots to local, regional and national homebuilders. The Company has other business activities for which the related assets and operating results are immaterial and therefore are included within the Company's real estate segment.

Note 3 — Real Estate

Real estate consists of:

	September 30,	
	2024	**2023**
	(In millions)	
Developed and under development projects	$ 2,126.1	$ 1,760.8
Land held for future development	140.1	29.5
	$ 2,266.2	$ 1,790.3

During fiscal 2024, the Company invested $570.0 million for the acquisition of residential real estate and $1.0 billion for the development of residential real estate. At September 30, 2024 and 2023, land held for future development primarily consisted of undeveloped land which the Company has under contract to sell to D.R. Horton at a sales price equal to the carrying value of the land at the time of sale plus additional consideration of 12% to 16% per annum.

Each quarter, the Company reviews the performance and outlook for all of its real estate for indicators of potential impairment and performs detailed impairment evaluations and analyses when necessary. As a result of this process, no impairment charges were recorded during fiscal 2024. During fiscal 2023 and 2022, the Company recorded non-cash impairment charges of $19.4 million and $3.8 million, respectively.

During fiscal 2024, 2023 and 2022 land purchase contract deposit and pre-acquisition cost write-offs related to land purchase contracts that the Company has terminated or expects to terminate were $4.1 million, $4.6 million and $8.7 million, respectively. These land option charges and the impairments discussed above are included in cost of sales in the consolidated statements of operations.

Note 4 — Revenues

Revenues consist of:

	Year Ended September 30,		
	2024	**2023**	**2022**
	(In millions)		
Residential lot sales	$ 1,459.3	$ 1,275.7	$ 1,455.5
Deferred development lot sales	8.1	29.0	26.8
Tract sales and other	42.0	132.2	36.8
	$ 1,509.4	$ 1,436.9	$ 1,519.1

In fiscal 2022, the Company sold 854 deferred development lots to customers other than D.R. Horton for a total transaction price of $63.9 million. In fiscal 2024, 2023 and 2022, the Company recognized $8.1 million, $29.0 million and $26.8 million, respectively, of revenues as a result of its progress towards completion of its remaining unsatisfied performance obligations on these deferred development projects. At September 30, 2024, all performance obligations related to deferred development lot sales have been fully satisfied.

Note 5 — Capitalized Interest

The following table summarizes the Company's interest costs incurred, capitalized and expensed in fiscal 2024, 2023 and 2022.

	Year Ended September 30,		
	2024	2023	2022
	(In millions)		
Capitalized interest, beginning of year	$ 58.5	$ 52.5	$ 53.7
Interest incurred	32.6	32.8	32.9
Interest charged to cost of sales	(28.1)	(26.8)	(34.1)
Capitalized interest, end of year	$ 63.0	$ 58.5	$ 52.5

Note 6 — Other Assets, Accrued Expenses and Other Liabilities

The Company's other assets at September 30, 2024 and 2023 were as follows:

	September 30,	
	2024	2023
	(In millions)	
Receivables, net	$ 28.4	$ 25.7
Lease right of use assets	9.6	7.6
Prepaid expenses	13.2	15.7
Land purchase contract deposits	23.4	7.0
Contract assets	8.9	—
Other assets	1.8	2.0
	$ 85.3	$ 58.0

The Company's accrued expenses and other liabilities at September 30, 2024 and 2023 were as follows:

	September 30,	
	2024	2023
	(In millions)	
Accrued employee compensation and benefits	$ 13.5	$ 11.2
Accrued property taxes	8.2	7.9
Lease liabilities	10.2	8.1
Accrued interest	7.3	7.0
Contract liabilities	2.7	10.0
Deferred income	4.1	4.1
Income taxes payable	8.6	4.4
Other accrued expenses	8.0	4.8
Other liabilities	5.7	3.7
	$ 68.3	$ 61.2

Note 7 — Debt

The Company's notes payable at their carrying amounts consist of the following:

	September 30,	
	2024	**2023**
	(In millions)	
Unsecured:		
Revolving credit facility	$ —	$ —
3.85% senior notes due 2026 [1]	398.4	397.4
5.0% senior notes due 2028 [1]	298.1	297.6
Other note payable	9.9	—
	$ 706.4	$ 695.0

---

(1) Unamortized debt issuance costs that were deducted from the carrying amounts of the senior notes totaled $3.5 million and $5.0 million at September 30, 2024 and 2023, respectively.

Bank Credit Facility

The Company has a $410 million senior unsecured revolving credit facility with an uncommitted accordion feature that could increase the size of the facility to $600 million, subject to certain conditions and availability of additional bank commitments. The facility also provides for the issuance of letters of credit with a sublimit equal to the greater of $100 million and 50% of the total revolving credit commitments. Borrowings under the revolving credit facility are subject to a borrowing base calculation based on the book value of the Company's real estate assets and unrestricted cash. Letters of credit issued under the facility reduce the available borrowing capacity. The maturity date of the facility is October 28, 2026. At September 30, 2024, there were no borrowings outstanding and $32.8 million of letters of credit issued under the revolving credit facility, resulting in available capacity of $377.2 million.

The revolving credit facility is guaranteed by the Company's wholly-owned subsidiaries that are not immaterial subsidiaries and have not been designated as unrestricted subsidiaries. The revolving credit facility includes customary affirmative and negative covenants, events of default and financial covenants. The financial covenants require a minimum level of tangible net worth, a minimum level of liquidity and a maximum allowable leverage ratio. These covenants are measured as defined in the credit agreement governing the facility and are reported to the lenders quarterly. A failure to comply with these financial covenants could allow the lending banks to terminate the availability of funds under the revolving credit facility or cause any outstanding borrowings to become due and payable prior to maturity. At September 30, 2024, the Company was in compliance with all of the covenants, limitations and restrictions of its revolving credit facility.

Senior Notes

The Company has outstanding senior notes as described below that were issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The notes represent senior unsecured obligations that rank equally in right of payment to all existing and future senior unsecured indebtedness and may be redeemed prior to maturity, subject to certain limitations and premiums defined in the indenture agreements. The notes are guaranteed by each of the Company's subsidiaries to the extent such subsidiaries guarantee the Company's revolving credit facility.

The Company's $400 million principal amount of 3.85% senior notes (the "2026 notes") mature May 15, 2026 with interest payable semi-annually. On or after May 15, 2023, the 2026 notes may be redeemed at 101.925% of their principal amount plus any accrued and unpaid interest. In accordance with the indenture, the redemption price decreases annually thereafter and the 2026 notes can be redeemed at par on or after May 15, 2025 through maturity. The annual effective interest rate of the 2026 notes after giving effect to the amortization of financing costs is 4.1%.

The Company's $300 million principal amount of 5.0% senior notes (the "2028 notes") mature March 1, 2028 with interest payable semi-annually. On or after March 1, 2023, the 2028 notes may be redeemed at 102.5% of their principal amount plus any accrued and unpaid interest. In accordance with the indenture, the redemption price decreases annually thereafter and the 2028 notes can be redeemed at par on or after March 1, 2026 through maturity. The annual effective interest rate of the 2028 notes after giving effect to the amortization of financing costs is 5.2%.

The indentures governing the senior notes require that, upon the occurrence of both a change of control and a rating decline (as defined in each indenture), the Company offer to purchase the applicable series of notes at 101% of their principal amount. If the Company or its restricted subsidiaries dispose of assets, under certain circumstances, the Company will be required to either invest the net cash proceeds from such asset sales in its business within a specified period of time, repay certain senior secured debt or debt of its non-guarantor subsidiaries, or make an offer to purchase a principal amount of such notes equal to the excess net cash proceeds at a purchase price of 100% of their principal amount. The indentures contain covenants that, among other things, restrict the ability of the Company and its restricted subsidiaries to pay dividends or distributions, repurchase equity, prepay subordinated debt and make certain investments; incur additional debt or issue mandatorily redeemable equity; incur liens on assets; merge or consolidate with another company or sell or otherwise dispose of all or substantially all of the Company's assets; enter into transactions with affiliates; and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments. At September 30, 2024, the Company was in compliance with all of the limitations and restrictions associated with its senior note obligations.

Effective April 30, 2020, the Board of Directors authorized the repurchase of up to $30 million of the Company's debt securities. The authorization has no expiration date. All of the $30 million authorization was remaining at September 30, 2024.

Other Note Payable

In December 2023, the Company issued a note payable of $9.9 million as part of a transaction to acquire real estate for development. The note is non-recourse, is secured by the underlying real estate, accrues interest at 4.0% per annum and matures in December 2025.

Note 8 — Earnings per Share

The computations of basic and diluted earnings per share are as follows:

	Year Ended September 30,		
	2024	2023	2022
	(In millions, except share and per share amounts)		
Numerator:			
Net income	$ 203.4	$ 166.9	$ 178.8
Denominator:			
Weighted average common shares outstanding — basic	50,426,040	49,986,526	49,818,132
Dilutive effect of stock-based compensation	367,914	137,587	31,762
Total weighted average shares outstanding — diluted	50,793,954	50,124,113	49,849,894
Basic net income per common share	$ 4.03	$ 3.34	$ 3.59
Diluted net income per common share	$ 4.00	$ 3.33	$ 3.59

Note 9 — Income Taxes

The components of the Company's income tax expense are as follows:

	Year Ended September 30,		
	2024	**2023**	**2022**
	(In millions)		
Current tax expense:			
Federal	$ 40.8	$ 33.9	$ 38.3
State and other	9.1	7.0	6.2
	49.9	40.9	44.5
Deferred tax expense:			
Federal	13.4	11.5	10.2
State and other	3.4	2.3	2.3
	16.8	13.8	12.5
Income tax expense	$ 66.7	$ 54.7	$ 57.0

A reconciliation of the federal statutory rate to the Company's effective income tax rate follows:

	Year Ended September 30,		
	2024	**2023**	**2022**
Federal statutory rate	21.0 %	21.0 %	21.0 %
State, net of federal benefit	3.7	3.4	3.0
Valuation allowance	—	(0.1)	(0.1)
Other	—	0.4	0.3
Effective tax rate	24.7 %	24.7 %	24.2 %

The effective tax rate for all years includes an expense for state income taxes and nondeductible expenses.

Significant components of deferred taxes are:

	September 30,		
	2024		**2023**
	(In millions)		
Deferred tax assets:			
Real estate	$	11.9	$	10.5
Employee benefits		3.8		2.8
Net operating loss carryforwards		0.9		1.0
Accruals not deductible until paid		0.8		0.8
Total deferred tax assets		17.4		15.1
Valuation allowance		(0.8)		(0.9)
Total deferred tax assets, net of valuation allowance		16.6		14.2
Deferred tax liabilities:			
Deferral of profit on lot sales		(84.1)		(64.9)
Total deferred tax liabilities		(84.1)		(64.9)
Deferred tax liability, net	$	(67.5)	$	(50.7)

At September 30, 2024, the Company had tax benefits of $0.9 million related to state NOL carryforwards, of which $0.4 million will expire between 2030 and 2037 while the remaining $0.5 million do not have an expiration date.

The Company had a valuation allowance of $0.8 million and $0.9 million at September 30, 2024 and 2023, respectively, because it is more likely than not that a portion of the Company's state deferred tax assets, primarily NOL carryforwards, will not be realized because the Company is no longer operating in some states or the NOL carryforward periods are too brief to realize the related deferred tax asset. The Company will continue to evaluate both the positive and negative evidence in determining the need for a valuation allowance on its deferred tax assets. Any reversal of the valuation allowance in future periods will impact the effective tax rate.

The Company is subject to a Tax Sharing Agreement with D.R. Horton. The agreement sets forth an equitable method for reimbursements of tax liabilities or benefits between the Company and D.R. Horton related to state and local income, margin or franchise tax returns that are filed on a unitary basis with D.R. Horton. In accordance with the agreement, the Company reimbursed D.R. Horton $2.2 million, $1.7 million and $0.7 million in fiscal 2024, 2023 and 2022, respectively, for its tax expense generated in fiscal 2023, 2022 and 2021.

The Company files income tax returns in the U.S. and in various state jurisdictions. The federal statute of limitations for tax years prior to 2021 is closed and the statute of limitations in major state jurisdictions for tax years prior to 2019 is closed. The Company is not currently being audited by the IRS. The Company is under audit by various states; however, the Company is not aware of any significant findings by the state taxing authorities.

The Company had no unrecognized tax benefits at September 30, 2024, 2023 and 2022.

Note 10 — Stockholders' Equity

The Company has an effective shelf registration statement, filed with the Securities and Exchange Commission in October 2021, registering $750 million of equity securities, of which $300 million was reserved for sales under the at-the-market equity offering program that became effective in November 2021. In fiscal 2024, the Company issued 546,174 shares of common stock under its at-the-market equity offering program for proceeds of $19.7 million, net of commissions and other issuance costs totaling $0.4 million. In September 2024, the Company filed a new shelf registration statement, which became effective in October 2024, registering $750 million of equity securities. At the time of filing the new registration statement, $728.1 million of equity securities remained available for issuance under the Company's prior registration statement, which has since expired. The Company's at-the-market equity offering program expired in October 2024, and the Company anticipates entering into a new at-the-market offering program under its September 2024 shelf registration statement.

Note 11 — Employee Benefit Plans

Retirement Plans

The Company has a 401(k) plan for all employees who have been with the Company for a period of six months or more. The Company matches portions of employees' voluntary contributions. Additional employer contributions in the form of profit sharing may also be made at the Company's discretion. The Company recorded expense of $1.1 million, $1.0 million and $0.8 million for matching contributions in fiscal 2024, 2023 and 2022, respectively, which is included in selling, general and administrative expense in the Company's consolidated statements of operations.

Employee Stock Purchase Plan

In October 2022, the Company's Board of Directors adopted and, in January 2023, the Company's shareholders approved the 2022 Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees the opportunity to purchase common stock of the Company at a discount at 6-month intervals through accumulated payroll deductions. Eligible employees purchase common stock of the Company during a purchase period at a discounted price of 85% of the fair market value of the stock on the designated dates of purchase. The price to eligible employees may be further discounted depending on the average fair market value of the stock during the period and certain other criteria. Under the terms of the plan, the total fair market value of common stock that an eligible employee may purchase each year is limited to the lesser of 15% of the employee's annual compensation or $25,000. Under the plan, employees purchased 6,941 shares for $0.2 million in fiscal 2024. No shares were purchased under the ESPP in fiscal 2023. The aggregate number of shares of the Company's stock reserved for issuance under the plan is 2.5 million.

Restricted Stock Units (RSUs)

The Company's Stock Incentive Plan provides for the granting of stock options and restricted stock units to executive officers, other key employees and non-management directors. Restricted stock unit awards may be based on performance (performance-based) or on service over a requisite time period (time-based). RSU equity awards represent the contingent right to receive one share of the Company's common stock per RSU if the vesting conditions and/or performance criteria are satisfied and have no voting rights during the vesting period.

During fiscal 2024, 2023 and 2022, the Company granted time-based RSUs that vest annually in equal installments over periods of three to five years. The following table provides additional information related to time-based RSU activity during those periods.

| | Year Ended September 30, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	885,094	$ 16.63	621,951	$ 18.94	387,154	$ 20.70
Granted	178,035	37.94	511,698	14.76	394,786	17.76
Vested	(293,253)	17.07	(186,812)	18.88	(123,389)	19.98
Cancelled	(54,001)	18.18	(61,743)	17.63	(36,600)	19.98
Outstanding at end of year	715,875	$ 21.63	885,094	$ 16.63	621,951	$ 18.94

The total fair value of shares vested on the vesting date was $10.5 million, $3.5 million and $2.5 million during fiscal 2024, 2023 and 2022, respectively. Total stock-based compensation expense related to the Company's restricted stock units for fiscal 2024, 2023 and 2022 was $5.3 million, $4.3 million and $3.3 million, respectively. These expenses are included in selling, general and administrative expense in the Company's consolidated statements of operations. At September 30, 2024, there was $10.6 million of unrecognized compensation expense related to unvested time-based RSU awards. This expense is expected to be recognized over a weighted average period of 2.5 years.

Note 12 — Commitments and Contingencies

Contractual Obligations and Off-Balance Sheet Arrangements

In support of the Company's residential lot development business, it issues letters of credit under the revolving credit facility and has a surety bond program that provides financial assurance to beneficiaries related to the execution and performance of certain development obligations. At September 30, 2024, the Company had outstanding letters of credit of $32.8 million under the revolving credit facility and surety bonds of $809.0 million issued by third parties to secure performance under various contracts. The Company expects that its performance obligations secured by these letters of credit and bonds will generally be completed in the ordinary course of business and in accordance with the applicable contractual terms. When the Company completes its performance obligations, the related letters of credit and bonds are generally released shortly thereafter, leaving the Company with no continuing obligations. The Company has no material third-party guarantees.

Litigation

The Company is involved in various legal proceedings that arise from time to time in the ordinary course of business and believes that adequate reserves have been established for any probable losses. The Company does not believe that the outcome of any of these proceedings will have a significant adverse effect on its financial position, long-term results of operations or cash flows. It is possible, however, that charges related to these matters could be significant to the Company's results or cash flows in any one accounting period.

Land Purchase Contracts

The Company enters into land purchase contracts to acquire land for the development of residential lots. Under these contracts, the Company will fund a stated deposit in consideration for the right, but not the obligation, to purchase land or lots at a future point in time with predetermined terms. Under the terms of many of the purchase contracts, the deposits are not refundable in the event the Company elects to terminate the contract. Land purchase contract deposits and capitalized pre-acquisition costs are expensed to cost of sales when the Company believes it is probable that it will not acquire the property under contract and will not be able to recover these costs through other means.

At September 30, 2024, the Company had total deposits of $23.4 million related to contracts to purchase land with a total remaining purchase price of approximately $846.9 million. The majority of land and lots under contract are currently expected to be purchased within three years. None of the land purchase contracts were subject to specific performance provisions at September 30, 2024.

Other Commitments

The Company leases facilities and equipment under non-cancelable long-term operating lease agreements. In addition, the Company has various obligations under other office space and equipment leases of less than one year. Rent expense for facilities and equipment was $3.7 million, $3.1 million and $2.5 million in fiscal 2024, 2023 and 2022, respectively. Future minimum rental commitments, by fiscal year, under non-cancelable operating leases having an initial or remaining term in excess of one year are: 2025 — $3.2 million; 2026 — $2.9 million; 2027 — $2.0 million; 2028 — $1.6 million; 2029 — $0.8 million; and $0.6 million thereafter.

Note 13 — Related Party Transactions

D.R. Horton

The Company has a Shared Services Agreement with D.R. Horton whereby D.R. Horton provides the Company with certain administrative, compliance, operational and procurement services. During fiscal 2024, 2023 and 2022, selling, general and administrative expense in the consolidated statements of operations included $5.6 million, $3.8 million and $4.1 million for these shared services, $9.6 million, $8.5 million and $7.4 million reimbursed to D.R. Horton for the cost of health insurance and other employee benefits and $3.1 million, $2.9 million and $6.6 million for other corporate and administrative expenses paid by D.R. Horton on behalf of the Company.

The Company is subject to a Tax Sharing Agreement with D.R. Horton. The agreement sets forth an equitable method for reimbursements of tax liabilities or benefits between the Company and D.R. Horton related to state and local income, margin or franchise tax returns that are filed on a unitary basis with D.R. Horton. In accordance with the agreement, the Company reimbursed D.R. Horton $2.2 million, $1.7 million and $0.7 million in fiscal 2024, 2023 and 2022, respectively, for its tax expense generated in fiscal 2023, 2022 and 2021.

Under the terms of the Master Supply Agreement with D.R. Horton, both companies identify land development opportunities to expand Forestar's portfolio of assets. At September 30, 2024 and 2023, the Company owned approximately 57,800 and 52,400 residential lots, of which D.R. Horton had the following involvement.

	September 30,	
	2024	**2023**
	(Dollars in millions)	
Residential lots under contract to sell to D.R. Horton	20,500	14,400
Owned lots subject to right of first offer with D.R. Horton based on executed purchase and sale agreements	17,200	17,000
Earnest money deposits from D.R. Horton for lots under contract	$ 168.4	$ 117.1
Remaining sales price of lots under contract with D.R. Horton	$ 1,840.5	$ 1,319.2

Lot and land sales to D.R. Horton during fiscal years 2024, 2023 and 2022 were as follows:

	Year Ended September 30,		
	2024	**2023**	**2022**
	(Dollars in millions)		
Residential lots sold to D.R. Horton	13,267	12,249	14,895
Residential lot sales revenues from sales to D.R. Horton	$ 1,271.4	$ 1,094.7	$ 1,230.0
Decrease in contract liabilities on lot sales to D.R. Horton	$ 2.9	$ —	$ 1.8
Tract acres sold to D.R. Horton	32	820	—
Tract sales revenues from sales to D.R. Horton	$ 15.2	$ 114.1	$ —
Other revenues from D.R. Horton	$ 8.5	$ 1.0	$ —

During fiscal 2024, 2023 and 2022, the Company reimbursed D.R. Horton approximately $27.5 million, $10.9 million and $8.7 million for previously paid earnest money and $22.9 million, $21.8 million and $58.9 million for pre-acquisition and other due diligence and development costs related to land purchase contracts identified by D.R. Horton that the Company independently underwrote and closed.

During fiscal 2024, 2023 and 2022, the Company paid D.R. Horton $0.9 million, $0.8 million and $2.8 million for land development services. These amounts are included in cost of sales in the Company's consolidated statements of operations.

At September 30, 2024 and 2023, land held for future development primarily consisted of undeveloped land which the Company has under contract to sell to D.R. Horton at a sales price equal to the carrying value of the land at the time of sale plus additional consideration of 12% to 16% per annum.

At September 30, 2024 and 2023 accrued expenses and other liabilities on the Company's consolidated balance sheets included $5.2 million and $3.2 million owed to D.R. Horton for any accrued and unpaid shared service charges, land purchase contract deposits and due diligence and other development cost reimbursements. At September 30, 2024, other assets on the Company's consolidated balance sheet included $6.5 million of contract assets related to a contract with D.R. Horton.

R&R

During fiscal 2024, the Company acquired a tract of residential real estate from Double R DevCo, LLC ("R&R") for $11.3 million and simultaneously entered into a finished lot purchase agreement with D.R. Horton. The tract was originally under contract with D.R. Horton. The Company independently underwrote the transaction and chose to close in place of D.R. Horton. R&R is owned and controlled by Ryan Horton and Reagan Horton, the adult sons of the late Donald R. Horton, former Chairman of D.R. Horton.

Note 14 — Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

- Level 1 — Quoted prices in active markets for identical assets or liabilities;

- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company elected not to use the fair value option for cash and cash equivalents and debt.

For the financial assets and liabilities that the Company does not reflect at fair value, the following tables present both their respective carrying value and fair value at September 30, 2024 and 2023.

	Carrying Value	Fair Value at September 30, 2024			
		Level 1	Level 2	Level 3	Total
		(in millions)			
Cash and cash equivalents [a]	$ 481.2	$ 481.2	$ —	$ —	$ 481.2
Debt [b] [c]	706.4	—	683.6	9.9	693.5

	Carrying Value	Fair Value at September 30, 2023			
		Level 1	Level 2	Level 3	Total
		(in millions)			
Cash and cash equivalents [a]	$ 616.0	$ 616.0	$ —	$ —	$ 616.0
Debt [b]	695.0	—	633.2	—	633.2

_____

(a) The fair values of cash and cash equivalents approximate their carrying values due to their short-term nature and are classified as Level 1 within the fair value hierarchy.

(b) At September 30, 2024 and 2023, debt primarily consisted of the Company's senior notes. The fair value of the senior notes is determined based on quoted market prices in markets that are not active, which is classified as Level 2 within the fair value hierarchy.

(c) The fair values of the Company's other note payable approximates its carrying value due to its short-term nature and is classified as Level 3 within the fair value hierarchy.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

(a) Disclosure controls and procedures

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal control over financial reporting

Management's report on internal control over financial reporting and the report of our independent registered public accounting firm are included in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

During the three months ended September 30, 2024, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not Applicable.

Item 10.   *Directors, Executive Officers and Corporate Governance.*

The information required by this item is set forth under the captions "Election of Directors," "Delinquent Section 16(a) Reports," "Corporate Governance and Board Matters" and "Insider Trading Policy" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders.

Item 11.   *Executive Compensation.*

The information required by this item is set forth under the captions "Director Compensation," "Executive Compensation" and "CEO Pay Ratio" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item is set forth under the captions "Securities Authorized for Issuance under Equity Compensation Plans" and "Beneficial Ownership of Common Stock" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is set forth under the captions "Certain Relationships and Related Party Transactions" and "Corporate Governance and Board Matters" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders.

Item 14.   *Principal Accountant Fees and Services.*

The information required by this item is set forth under the caption "Ratification of Appointment of our Independent Registered Public Accounting Firm" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

  (a) The following documents are filed as part of this report.

      (1) *Financial Statements*

Our consolidated financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K.

      (2) *Financial Statement Schedules*

All financial statement schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

      (3) *Exhibits*

The exhibits listed in (b) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

  (b) Exhibits

Exhibit Number	Exhibit
2.1	Agreement and Plan of Merger, dated as of June 29, 2017, by and among Forestar Group Inc., D.R. Horton, Inc. and Force Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on June 29, 2017).
3.1	Second Amended and Restated Certificate of Incorporation of Forestar Group Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Commission on October 10, 2017).
3.2	Second Amended and Restated Bylaws of Forestar Group Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the Commission on October 10, 2017).
3.3	First Amendment to the Second Amended and Restated Bylaws of Forestar Group Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Commission on January 30, 2018).
3.4	Second Amendment to the Second Amended and Restated Bylaws of Forestar Group Inc. (incorporated by reference from Exhibit 3.1 to Forestar Group Inc.'s Quarterly Report on Form 10-Q filed with the Commission on August 8, 2018).
4.1	Specimen Certificate for shares of common stock, par value $1.00 per share (incorporated by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-3 filed with the Commission on September 24, 2018).
4.2	Indenture, dated as of February 25, 2020, by and among Forestar Group Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Commission on February 25, 2020).
4.3	Supplemental Indenture, dated as of August 29, 2022, among FOR Nevada Development LLC, FOR California Development LLC, Forestar Group Inc. and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to the 5.000% Senior Notes due 2028 of Forestar Group Inc. (incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K filed with the Commission on November 17, 2022).
4.4	Description of Securities (incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 10-K filed with the Commission on November 21, 2019).
4.5	Indenture, dated as of April 21, 2021, by and among Forestar Group Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on April 21, 2021).
4.6	Supplemental Indenture, dated as of August 29, 2022, among FOR Nevada Development LLC, FOR California Development LLC, Forestar Group Inc. and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee, relating to the 3.850% Senior Notes due 2026 of Forestar Group Inc. (incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 10-K filed with the Commission on November 17, 2022).
10.1†	Forestar Real Estate Group Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.5 of Amendment No. 5 to the Company's Form 10 filed with the Commission on December 10, 2007).

10.2†	Amendment No. 1 to Forestar Group Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K filed with the Commission on March 14, 2013).
10.3†	Amendment No. 2 to Forestar Group Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-K filed with the Commission on March 11, 2014).
10.4†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Commission on October 10, 2017).
10.5†	Form of Change in Control/Severance Agreement between the Company and its named executive officers (incorporated by reference to Exhibit 10.10 of the Company's Form 10 filed with the Commission on August 10, 2007).
10.6†	Form of First Amendment to Change in Control/Severance Agreement between the Company and certain named executive officers (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K filed with the Commission on February 28, 2018).
10.7	Shared Services Agreement, dated October 6, 2017, between Forestar Group Inc. and D.R. Horton, Inc. (incorporated by reference to Exhibit 10.7 of the Company's Form 10-K filed with the Commission on November 19, 2020).
10.8	Amended and Restated Stockholder's Agreement, dated as of October 28, 2024, by and between Forestar Group Inc. and D.R. Horton, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on November 1, 2024).
10.9	Master Supply Agreement dated as of June 29, 2017, by and between Forestar Group Inc. and D.R. Horton, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on June 29, 2017).
10.10	State and Local Tax Sharing Agreement, dated as of April 1, 2019, between Forestar Group Inc. and D.R. Horton, Inc. (incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K filed with the Commission on November 17, 2023).
10.11†	Forestar Real Estate Group Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 of Amendment No. 5 to the Company's Form 10 filed with the Commission on December 10, 2007).
10.12†	First Amendment to the Forestar Real Estate Group Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on May 13, 2009).
10.13†	Second Amendment to the Forestar Group Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K filed with the Commission on March 3, 2010).
10.14†	Form of Restricted Stock Units Agreement pursuant to Forestar Real Estate Group Inc.'s 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K filed with the Commission on March 14, 2013).
10.15†	Forestar Group Inc. 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on May 9, 2018).
10.16†	Forestar Group Inc. Executive Cash Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on November 1, 2024).
10.17†	Form of Restricted Stock Unit Agreement (Employees) pursuant to Forestar Group Inc.'s 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed with the Commission on May 9, 2018).
10.18	Credit Agreement, dated August 16, 2018, among Forestar Group Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on August 17, 2018).
10.19†	Form of Restricted Stock Unit Award Agreement (Employee) pursuant to the Company's 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 30, 2019).
10.20†	Form of Restricted Stock Unit Award Agreement (Director) pursuant to the Company's 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on July 30, 2019).
10.21†	Form of Performance Stock Units Award Agreement (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Commission on November 1, 2024).
10.22	Amendment No. 1 to Credit Agreement, dated October 2, 2019 by and among Forestar Group Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on October 3, 2019).

10.23	Amendment No. 2 to Credit Agreement, dated April 16, 2021 by and among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on April 20, 2021).
10.24	Amendment No. 3 to Credit Agreement, dated October 28, 2022 by and among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on November 1, 2022).
10.25	Separation Agreement and General Release, dated as of January 1, 2024 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the Commission on January 24, 2024).
10.26	Consulting Agreement, dated as of January 1, 2024 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed with the Commission on January 24, 2024).
19.1*	Insider Trading Policy
21.1*	List of Subsidiaries of the Company.
23.1*	Consent of Ernst & Young LLP.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1†	Forestar Compensation Recoupment (Clawback) Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K filed with the Commission on November 17, 2023).
101.INS**	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document contained in Exhibit 101).

_____

*	Filed or furnished herewith.
**	Submitted electronically herewith.
†	Management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forestar Group Inc.

Date: November 19, 2024   By: /s/ James D. Allen

James D. Allen

Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony W. Oxley Anthony W. Oxley	Chief Executive Officer (Principal Executive Officer)	November 19, 2024
/s/ James D. Allen James D. Allen	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	November 19, 2024
/s/ Donald J. Tomnitz Donald J. Tomnitz	Executive Chairman of the Board	November 19, 2024
/s/ Kellie L. Fischer Kellie L. Fischer	Director	November 19, 2024
/s/ Samuel R. Fuller Samuel R. Fuller	Director	November 19, 2024
/s/ Lisa H. Jamieson Lisa H. Jamieson	Director	November 19, 2024
/s/ Elizabeth (Betsy) Parmer Elizabeth (Betsy) Parmer	Director	November 19, 2024
/s/ George W. Seagraves, II George W. Seagraves, II	Director	November 19, 2024

STOCKHOLDER INFORMATION

FORESTAR GROUP INC.

Transfer Agent & Registrar
Computershare
P.O. Box 43078
Providence, RI 02940-3006
781.575.2723

Independent Auditors
Ernst & Young LLP, Fort Worth, Texas

Annual Meeting
The 2025 Annual Meeting of Stockholders will be held at 2221 E. Lamar Blvd., Arlington, Texas on January 20, 2025 at 9:00 a.m. CST.

Stock Listing
Forestar's common stock is listed on the New York Stock Exchange under the ticker symbol FOR.

Company Website
Additional information regarding Forestar, including the Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission, may be obtained from Forestar's home page on the internet, the address of which is www.forestar.com.

A copy of Forestar's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be sent without charge upon written request made to the company's Investor Relations Department at the mailing address below.

Mailing Address
Forestar Group Inc.
2221 E. Lamar Blvd., Suite 790
Arlington, Texas 76006
817.769.1860

BOARD MEMBERS

Donald J. Tomnitz
Executive Chairman of the Board

Kellie L. Fischer
Executive Vice President and Chief Financial Officer of Rangers Baseball Express LLC

Samuel R. Fuller
Retired Chief Financial Officer of D.R. Horton, Inc.

Lisa H. Jamieson
Shareholder/Attorney at
Bourland, Wall & Wenzel, P.C.

Elizabeth (Betsy) Parmer
Attorney at
The Law Offices of Elizabeth Parmer

George W. Seagraves, II
Retired North Region President of D.R. Horton, Inc.

FORESTAR GROUP INC.

2221 E. Lamar Blvd. | Suite 790 | Arlington, Texas 76006 | 817.769.1860 | www.forestar.com





Notice of 2025

ANNUAL MEETING
OF STOCKHOLDERS

1954
2024



NOTICE OF 2025
ANNUAL MEETING OF STOCKHOLDERS
To Be Held On
January 20, 2025

Dear Stockholders of Forestar:

WHEN AND WHERE THE ANNUAL MEETING OF STOCKHOLDERS WILL BE HELD

You are invited to attend the 2025 Annual Meeting of Stockholders of Forestar Group Inc. Our 2025 Annual Meeting will be held at our corporate office located at 2221 E. Lamar Blvd., Arlington, Texas 76006, on Monday, January 20, 2025, at 9:00 a.m. Central Time.

PURPOSES OF THE MEETING

At the 2025 Annual Meeting, the stockholders will be asked to vote on the following proposals and to conduct any other business properly brought before the meeting:

		Our Board's Recommendation
Proposal No. 1:	Election of Directors: To elect the six directors named in our proxy statement	FOR
Proposal No. 2:	Advisory Vote to Approve Our Executive Compensation: To seek an advisory vote on the approval of executive compensation	FOR
Proposal No. 3:	Charter Amendment: To Approve an Amendment to the Company's Second Amended and Restated Certificate of Incorporation to Modify Transaction Approval Thresholds	FOR
Proposal No. 4:	Ratification of Auditors: To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025	FOR

WHO CAN ATTEND AND VOTE

Only stockholders of record at the close of business on November 22, 2024 will be entitled to receive notices about and to vote at the 2025 Annual Meeting or any later meeting if the 2025 Annual Meeting is adjourned or postponed.

If you need help voting your shares, please call 1-866-232-3037 (toll free) or 1-720-358-3640 (international toll free).

Sincerely,

DONALD J. TOMNITZ
Executive Chairman

December 16, 2024
Arlington, Texas

Your vote is important. You are invited to attend the meeting in person. If it is determined that a change in the date, time or location of the 2025 Annual Meeting or a change to a virtual meeting format is advisable or required, an announcement of such changes will be made through a press release, additional proxy materials filed with the Securities and Exchange Commission, and on the Investor Relations section of our website. Please check this website in advance of the meeting date if you are planning to attend in person.

If you need directions to the meeting location, you may contact our Corporate Secretary by phone at (817) 769-1860 or by mail at 2221 E. Lamar Blvd., Suite 790, Arlington, Texas 76006. Whether or not you plan to attend the meeting, and no matter how many shares you own, please vote over the internet or by telephone, or, if you received by mail or printed a paper proxy card, you may also vote by signing, dating and returning the proxy card by mail. By voting before the meeting, you will help us ensure that there are enough stockholders voting to hold a meeting and avoid added proxy solicitation costs. If you attend the meeting, you may vote in person, if you wish, even if you have previously submitted a proxy. You may revoke your proxy at any time by following the instructions under "General Information — How You Can Change or Revoke Your Vote."

Important Notice Regarding Availability of Proxy Materials for the 2025 Annual Meeting to be held on January 20, 2025. The Proxy Statement and Annual Report on Form 10-K are available at www.proxyvote.com.

TABLE OF CONTENTS

Proxy Statement Summary

We expect that the Proxy Statement and the accompanying form of proxy will first be released to our stockholders of record on or about December 16, 2024.

Forestar Group Inc. is referred to as "Forestar," the "Company," "we," and "our" in this Proxy Statement.

Key Operating and Financial Highlights

The Forestar team, led by our executive officers, delivered strong operating and financial results during fiscal 2024. Our results reflect the strength of our experienced operational teams, differentiated business model, broad geographic footprint and strong customer base.

Consolidated revenues for fiscal 2024 totaled $1.5 billion on 15,068 lots sold. Over the last five years, Forestar's consolidated revenues increased more than 250% and pre-tax income increased nearly 500% as we have continued to grow our platform in the fragmented residential lot development industry. Over this same period, earnings per diluted share increased 406%, book value per share increased 87% and return on equity (ROE) improved 910 basis points to 13.8%. Return on equity is calculated as net income attributable to Forestar for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five.

Key Performance Highlights



Note: Dollars in millions.

	As of and for the Fiscal Year Ended September 30					% Change	
Stock Price and Other Data	2024	2023	2022	2021	2020	2024 vs 2023	2024 vs 2022
Common stock price	$32.37	$26.94	$11.19	$18.63	$17.70	20%	189%
Total equity market capitalization (in millions)	$1,640	$1,344	$557	$924	$851	22%	194%
Book value per common share	$31.47	$27.43	$24.08	$20.47	$18.12	15%	31%
Diluted earnings per common share	$4.00	$3.33	$3.59	$2.25	$1.26	20%	11%

Corporate Governance Highlights

Our governance structure, as established by our Corporate Governance Guidelines, ensures robust independent oversight of management and accountability to stockholders.

Governance Principles	Corporate Governance Practice
Accountability to our Stockholders	✓ Our common stock is our only class of stock, with one vote per share. ✓ Our stockholders elect directors for one-year terms by a majority vote standard. ✓ We do not have a "poison pill" or similar anti-takeover provision in place.
Board Independence	✓ Five of our six director nominees are independent. ✓ We have a separate chairman and chief executive officer and an independent Presiding Director. ✓ Our independent directors meet in executive sessions. ✓ All the members of our three standing Board committees—Audit, Compensation and Nominating and Governance—are independent.
Board Diversity	✓ Three of our six directors are women. ✓ Director gender and ethnic diversity is supported by our candidate recruitment policy. ✓ Our Compensation Committee Chair is a woman. ✓ Added two new independent directors in October 2024 through board refreshment, one being a female.
Board Policies and Practices	✓ Our Board annually reviews its performance and the performance of each of its standing committees. ✓ Our Nominating and Governance Committee oversees risks associated with overall governance and ESG. ✓ Our Compensation Committee annually evaluates our CEO's performance. ✓ Our Board and Audit Committee oversee cybersecurity risk.
Risk Mitigation and Alignment of Interests	✓ We prohibit our executives and directors from all forms of hedging or pledging Company stock. No executive officer or director has any shares of Company stock hedged or pledged. ✓ Effective October 2023, we adopted a clawback policy that applies to both cash and equity incentives and is triggered by either a financial restatement or other material harm to the Company.

Executive Compensation Highlights

Our Compensation Committee strives to design a fair and competitive compensation package for executive officers using incentives based on Company performance that emphasize the creation of sustainable long-term stockholder value and that will attract, motivate and retain highly qualified and experienced executives.

Executive Compensation Principles	Executive Compensation Objectives
Business Resilience	✓ Achieve long-term sustainability of our business.
Alignment of Interests	✓ Align our executives' interests with stockholders' interests with the goal of maximizing long-term shareholder value.
Pay-for-Performance	✓ Award compensation that recognizes valuable short- and long-term individual performance as well as the Company's overall performance.
Attract and Retain	✓ Attract, motivate and retain highly qualified and experienced executives.

Proposal No. 1 – Election of Directors

Our Board of Directors (the *"Board"*) currently consists of six directors, all of whom are up for re-election at the 2025 Annual Meeting. Four of our directors were elected by our stockholders at the 2024 Annual Meeting. Ms. Fischer and Mr. Seagraves were appointed to the Board in October 2024. Each of the six directors, if elected at the 2025 Annual Meeting, will serve until the 2026 Annual Meeting and until his or her successor has been elected and qualified.

The Nominating and Governance Committee recommended our six directors as director nominees to the Board of Directors, each of whom is listed under the heading *"Director Nominees"* on page 6.

After review and consideration by the Board of Directors, as recommended by the Nominating and Governance Committee, the Board nominated the following six nominees for election to our Board of Directors:

✓ **Donald J. Tomnitz**		✓ **Lisa H. Jamieson**
✓ **Kellie L. Fischer**		✓ **Elizabeth (Betsy) Parmer**
✓ **Samuel R. Fuller**		✓ **George W. Seagraves, II**

> The Board of Directors Unanimously Recommends that Stockholders Vote "FOR"
> Each of our Six Nominees for Director.

Selection of Director Nominees

Ms. Fischer, Mr. Fuller, Ms. Jamieson, Ms. Parmer, Mr. Seagraves and Mr. Tomnitz are standing for election as directors to serve until the 2026 Annual Meeting, or until their replacements are duly elected and meet all requirements. All nominees are presently serving as directors. After reviewing their qualifications, the Nominating and Governance Committee recommended them as nominees to the full Board, and the full Board subsequently voted unanimously to recommend them to the stockholders as nominees. Mr. Fuller, Ms. Parmer, Mr. Seagraves and Mr. Tomnitz were designated by D.R. Horton for nomination as directors. Ms. Jamieson and Ms. Fischer were each designated as a Non-Stockholder Designee for nomination as directors.

We did not pay a fee to any third party to identify, evaluate or assist in identifying or evaluating potential nominees in fiscal 2024. Ms. Fischer, who was appointed to the Board in 2024, was introduced to the Board by D.R. Horton.

Each of the nominees has consented to be named in this Proxy Statement and to serve if elected. If any nominee becomes unavailable to serve, however, the persons named as proxies in the enclosed form of proxy intend to vote the shares represented by the proxy for the election of such other person or persons as may be nominated or designated by management, unless they are directed by the proxy to do otherwise.

Unless you specify otherwise on your proxy, the persons named as proxies in such proxy intend to vote for the election of the nominees listed below to serve as directors.

Director Qualifications

Our Nominating and Governance Committee is tasked with ensuring that the proper skills and experience are represented on our Board. Our Corporate Governance Guidelines, which are available on our website at *www.forestar.com* under the "Investor Relations — Corporate Governance — Governance Documents" section, include a non-exclusive list of qualifications that should be considered when reviewing director candidates. The qualifications consider business experience, independence, an understanding of, reputation or experience relevant to our business, geographic locations, diversity of backgrounds and skills and other factors. We expect all our directors to possess the highest personal and professional ethics, integrity and values. We also expect our directors to be committed to the long-term interests of our stockholders as a whole. Additionally, we review the existing time commitments of director candidates to confirm that they do not have any obligations that would conflict with the time commitments of a director of the Company. The Nominating and Governance Committee seeks to recruit candidates who can contribute different perspectives to the Board, as the Nominating and Governance Committee recognizes the importance of having diversity of age, gender, race and ethnicity on the Board.

Stockholder's Agreement

In October 2017, we became a majority-owned subsidiary of D.R. Horton, Inc. ("D.R. Horton") through a merger (the "Merger") and a controlled company under New York Stock Exchange ("NYSE") rules. As a controlled company, we are not required to have a majority of independent directors, an independent compensation committee, or an independent nominating committee. However, at this time, we intend to continue to maintain a majority of independent directors and both an independent compensation committee and nominating committee.

In connection with the Merger, we entered into a Stockholder's Agreement with D.R. Horton (as amended and restated on October 28, 2024, the "A&R Stockholder's Agreement") that provides for certain Board and Board committee appointment rights. These provisions also appear in our Second Amended and Restated Certificate of Incorporation.

Under the A&R Stockholder's Agreement, at all times when D.R. Horton and its affiliates beneficially own 20% or more of our voting securities, the Board will have five directors unless otherwise agreed in writing between us (as approved by a majority of our independent directors) and D.R. Horton. Additionally, D.R. Horton has the right to designate a number of directors equal to the percentage of our voting securities beneficially owned by D.R. Horton and its affiliates multiplied by the total number of directors that we would have if there were no vacancies, rounded up to the nearest whole number (and in any event not less than one). We and D.R. Horton have also each agreed to use reasonable best efforts to ensure to cause at least three directors to be considered "independent" under the rules of the SEC and under applicable listing standards. Following the approval process described above, our Board currently consists of six directors, comprised of four individuals designated by D.R. Horton (which includes our Executive Chairman) and two individuals designated by the Nominating and Governance Committee, as the Non-Stockholder Designees (as defined in the A&R Stockholder's Agreement).

For more information on the A&R Stockholder's Agreement, see the section on "*Certain Relationships and Related Party Transactions — Stockholder's Agreement*." Additional information regarding the A&R Stockholder's Agreement, including a copy of the A&R Stockholder's Agreement, can be found in our Current Report on Form 8-K filed with the SEC on November 1, 2024.

Director Elections Standard and Resignation Policy

Our amended and restated bylaws include a voting standard in uncontested elections of directors (as is the case for this annual meeting) of a majority of votes cast in the election. Under the majority of votes cast standard, a director nominee is elected if the number of votes cast "for" the nominee exceeds the number of votes cast "against" the nominee. In contested elections (that is, those in which the number of nominees exceeds the number of directors to be elected), the voting standard is a plurality of votes cast, which means the individuals who receive the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting.

Our Board of Directors also adopted a director resignation policy, which is set forth in the Corporate Governance Guidelines available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Governance Documents" section. This policy sets forth the procedures that will apply in the event that a director does not receive the requisite majority of votes cast "for" his or her election. In summary, an incumbent director nominee who fails to receive the required vote for election is required to tender his or her resignation to our Executive Chairman for consideration by the Nominating and Governance Committee of our Board of Directors. The Nominating and Governance Committee will consider the resignation and, within 45 days after the date of the stockholders meeting at which the election of directors occurred, will make a recommendation to the Board of Directors on whether to accept or reject the resignation. The Board of Directors will act on the Committee's recommendation within 90 days after the date of the Annual Meeting of Stockholders. The director whose resignation is under consideration will not participate in the Committee or Board of Directors' decision with respect to accepting or rejecting his or her resignation as director. If a resignation is not accepted by the Board of Directors, the director will continue to serve. If a resignation is accepted and there is a resulting vacancy on the Board of Directors, that vacancy can be filled by action of the Board.

Following the Board's decision on whether to accept or reject the resignation, we will publicly disclose the Board's decision, together with an explanation of the process by which the decision was made and, if applicable, the Board's reason(s) for rejecting the tendered resignation.

Director Nominees

Donald J. Tomnitz



Executive Chairman of the Board

Age 76

Director since: October 2017

Tenure:
• 7 years

Principal Occupation and Other Information

Donald J. Tomnitz has served as Executive Chairman of the Board of Forestar since October 2017. Prior to joining the Company, Mr. Tomnitz was a consultant to D.R. Horton from 2014 to 2017. From 1998 to 2014, Mr. Tomnitz was the Vice Chairman and Chief Executive Officer of D.R. Horton, after having served as its President, Executive Vice President and as President of D.R. Horton's Homebuilding Division. Mr. Tomnitz also served on the Board of Directors of D.R. Horton until October 2014. Before joining D.R. Horton, Mr. Tomnitz was a Captain in the U.S. Army, a Vice President of RepublicBank of Dallas, N.A. and a Vice President of Crow Development Company, a Trammell Crow Company.

Mr. Tomnitz holds a Bachelor of Arts in economics from Westminster College and a Master of Business Administration in finance from Western Illinois University.

Qualifications

Mr. Tomnitz has significant knowledge and experience in the real estate development and homebuilding industries, including public company chief executive officer experience.

Kellie L. Fischer



Director

Age 53

Director since: October 2024

Committees:
• Audit Committee
• Compensation Committee
• Nominating and Governance Committee

Tenure:
• < 1 year

Principal Occupation and Other Information

Kellie L. Fischer is the Executive Vice President and Chief Financial Officer of Rangers Baseball Express LLC (the "Rangers"), which is the holding company of the Texas Rangers baseball franchise, the Rangers' real estate development entities and REV Entertainment, LLC (an events and sports management company). Ms. Fischer has held this role since 2005 under two different ownership groups. From 1999 to 2005, Ms. Fischer served as Controller and Vice President of Finance of Southwest Sports Group LLC. Prior to joining the Rangers, Ms. Fischer worked in the audit division of PwC focusing primarily on publicly traded manufacturing clients.

Ms. Fischer is a Certified Public Accountant in the State of Texas and holds a Bachelor of Business Administration degree in accounting from Baylor University.

Qualifications

Ms. Fischer brings expertise in accounting and financial reporting as well as management experience and business acumen.

Samuel R. Fuller



Director

Age 81

Director since: October 2017

Committees:
- Audit Committee (Chair)
- Compensation Committee
- Nominating and Governance Committee

Tenure:
- 7 years

Principal Occupation and Other Information

Samuel R. Fuller retired in 2008, having obtained significant experience in accounting and financial roles through his employment with D.R. Horton from 1992 until his retirement. He served as Controller of D.R. Horton from 1995 until his promotion to Chief Financial Officer in 2000 and was a member of the Board of Directors from 2000 until 2003. Mr. Fuller was a Certified Public Accountant in New Mexico and Texas (retired status).

Mr. Fuller holds a Bachelor of Arts degree in accounting from the University of Oregon and a Master of Business Administration in finance from the University of Texas at Arlington.

Qualifications

Mr. Fuller is an expert in accounting and financial reporting and has significant knowledge and experience in accounting, finance, and internal control over financial reporting in a public company environment.

Lisa H. Jamieson



Director

Age 64

Director since: August 2019

Committees:
- Audit Committee
- Compensation Committee (Chair)
- Nominating and Governance Committee

Tenure:
- 5 years

Principal Occupation and Other Information

Lisa H. Jamieson is a shareholder of Bourland, Wall and Wenzel, P.C., where she has been practicing law since 2018. Ms. Jamieson was a partner with the firm of Shannon, Gracey, Ratliff & Miller, LLP from 2008 until 2016. From 2016 to 2018, Ms. Jamieson was with the law firm of Pope, Hardwicke, Christie, Kelly & Taplett, LLP. Ms. Jamieson is experienced in all facets of estate planning and probate law, is Board Certified in Estate Planning and Probate Law by the Texas Board of Legal Specialization and was a Certified Public Accountant (retired status). Ms. Jamieson's practice includes sophisticated business and estate tax planning, administration of dependent and independent estates, guardianships for incapacitated adults and counseling and representing trustees.

Ms. Jamieson is licensed in Texas, having graduated from Baylor University School of Law. She is a Fellow in the American College of Trust and Estate Counsel and is a past President of the Tarrant County Probate Bar. Ms. Jamieson is a former Chair of the Real Estate, Probate and Trust Law Section of the State Bar of Texas, the largest section of the State Bar. She also has chaired the Guardianship Code Committee of the Section as well as Chair of the Jurisdiction Committee which revised the jurisdiction statutes of decedents' estates and guardianships.

Qualifications

Ms. Jamieson provides knowledge in the accounting field. She also provides senior leadership experience gained through her executive level positions held in several sections of the State Bar and her tenured experience in her law practice. Ms. Jamieson contributes her expertise in the operational management and legal affairs to the Board.

Elizabeth (Betsy) Parmer



Director

Age 57

**Director
since:** March 2023

Committees:
- Audit Committee
- Compensation Committee
- Nominating and Governance Committee

Tenure:
- 1 year

Principal Occupation and Other Information

Elizabeth (Betsy) Parmer is the founder and owner at the Law Offices of Elizabeth Parmer. She specializes in large estate divorces and high-conflict family law litigation with a background of ad valorem tax representation. Ms. Parmer has been practicing law for 30 years. Since 1995, she has been practicing at the Law Offices of Elizabeth Parmer. She currently serves as a board member for the charity organization Dayna's Footprints.

Ms. Parmer holds a Bachelor of Arts in history from Yale University and a Juris Doctor degree from the University of Texas at Austin.

Qualifications

Ms. Parmer brings extensive legal experience, management expertise and other business acumen to the Board.

George W. Seagraves, II



Director

Age 66

**Director
since:** October 2024

Committees:
- Audit Committee
- Compensation Committee
- Nominating and Governance Committee (Chair)

Tenure:
- < 1 year

Principal Occupation and Other Information

George W. Seagraves, II retired in 2015 after a 26-year career at D.R. Horton. Prior to his retirement, he most recently served as North Region President, a position he had held since October 2006. Prior to October 2006, Mr. Seagraves held multiple senior leadership positions at D.R. Horton, including Executive Vice President and Chief Operating Officer for the Eastern U.S., Northeast Region President and East Region President.

Mr. Seagraves holds a Bachelor of Science degree in landscape architecture from Texas A&M University.

Qualifications

Mr. Seagraves brings extensive knowledge of the land development and homebuilding industries, expertise in accounting and financial reporting, management experience and business acumen.

How Nominees are Selected

Our Nominating and Governance Committee selects nominees based on recognized achievements and their ability to bring various skills and experience to our Board, as described in more detail in the Corporate Governance Guidelines available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Governance Documents" section. The Corporate Governance Guidelines encourage board membership composed of diverse background skills, substantive pertinent experience and diversity among the directors as a whole.

Our Board approves the nominees to be submitted to the stockholders for election as directors. Our Nominating and Governance Committee and our Board consider whether non-employee director nominees are independent as defined in the corporate governance listing standards of the NYSE and whether they have a prohibited conflict of interest with our business.

Our Nominating and Governance Committee considers director candidates recommended by stockholders who are entitled to vote for the election of directors at the annual meeting of stockholders and who comply with the advance notice procedures for director nominations set forth in our amended and restated bylaws. These procedures require that notice of the director nomination be made in writing to our Corporate Secretary, and must be received at our executive offices not less than 75 days nor more than 100 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the case of an annual meeting called for a date more than 50 days prior to such anniversary date, notice must be received not later than the close of business on the 10th day following the date on which notice of the annual meeting date is first mailed to stockholders or made public, whichever occurs first. In the case of a special meeting of stockholders at which directors are to be elected, notice must be received not later than the close of business on the 10th day following the date on which notice of the special meeting date is first mailed to stockholders or made public, whichever occurs first. Recommendations made by stockholders in this manner will be evaluated in the same manner as candidates identified through other means, which includes taking into consideration the needs of the Board and the qualifications of the candidates. Our amended and restated bylaws require the notice of director nomination to include certain specified information regarding the nominating stockholder and the nominee.

Corporate Governance and Board Matters

Board Leadership Structure

Mr. Tomnitz has served as our Executive Chairman of the Board since October 2017. Mr. Tomnitz has significant experience serving in the real estate and homebuilding industry and as a public company CEO.

Our Board believes that separating the offices of the Executive Chairman and CEO is in the best interests of the Company and its stockholders at this time. It allows our Executive Chairman to focus on overall strategy and vision, affords us the benefits of Mr. Tomnitz's board leadership experience and enables our CEO to focus on managing the day-to-day operations of the Company. However, should circumstances change in the future, the Board is free to choose its Executive Chairman in any way it determines is in the best interests of the Company and its stockholders in accordance with our Second Amended and Restated Certificate of Incorporation and amended and restated bylaws.

Our Board performs a number of its functions through committees. All committee members, including the chairs of each of our Audit Committee, Compensation Committee and Nominating and Governance Committee, are independent directors under NYSE listing standards. Each committee's charter expressly provides that the committee has the sole discretion to retain, compensate and terminate its advisors. The charters of our Audit Committee, Compensation Committee, and Nominating and Governance Committee are available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Board Committees" section. We will provide a copy of these documents, without charge, upon request to our Corporate Secretary at our principal executive office. Any changes to the committee charters will be reflected on our website.

Risk Oversight

The Board oversees our risk management processes, and management is responsible for managing risk. The Board performs its risk oversight role by using several different levels of review. Our CEO reports significant risks to the Board as necessary and appropriate. In addition, management reports on, and the Board reviews, the risks associated with our strategic plan periodically as part of the Board's consideration of our strategic direction.

ESG Matters. Key ESG matters, including environmental and climate-related risks and human capital risks such as diversity, equity and inclusion and employee health and safety, could have an adverse impact on our company. Our Nominating and Governance Committee oversees these risks via presentations on these and other ESG matters with both internal and external personnel with responsibilities and expertise in ESG. The Board also supports and regularly inquires about progress in the Company's reporting of ESG policies, metrics and related disclosures.

Human Capital Management. The Nominating and Governance Committee oversees a broad range of human capital management topics, including culture, talent, diversity and inclusion. We are committed to building diverse and inclusive teams, producing positive results and improving customer relationships. In fiscal 2022, the Company adopted a Human Rights Policy to set forth the Company's commitment to respect human rights. The Policy states the Company's zero tolerance for racism or discrimination of any kind, including discrimination based on race, color, genetics, religious beliefs, gender, gender identity or expression, sexual orientation, national origin, disability, age, veteran status, marital status, citizenship status or any other legally protected characteristic by anyone, including our employees, suppliers, customers or anyone with whom we do business or encounter regularly. The Human Rights Policy is available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Governance Documents" section.

Cybersecurity. Our Company is largely reliant on information technology (IT), and potential IT failures and data security breaches could harm our business. IT and cybersecurity risk is managed by the D.R. Horton IT Cyber Security Risk Officer (CSRO) and Chief Information Officer (CIO), and our Board oversees this risk via discussions with and presentations to the Board and Audit Committee as part of Internal Audit, the Company CFO's or the CIO's materials, paired with periodic formal presentations by the CIO and CSRO. The most recent formal presentation highlighted the Company's processes and procedures to maintain IT security and discussed the mix of preventative and mitigation efforts for IT security. The Board also regularly inquires about changes, updates and potential issues in our strategy and execution of IT security risk management. Internal Audit also conducts cybersecurity reviews as part of its audit procedures and presents any findings to the Board. Additionally, we have implemented mandatory training and awareness programs, including periodic exercises, designed to educate our employees on cybersecurity risks. To our knowledge, the Company has not had a material cybersecurity breach within the last three years. We believe these measures provide adequate risk oversight of information technology and cybersecurity matters that could affect the Company.

Independence. Other than Mr. Tomnitz, our Executive Chairman, all current Board members are classified as independent under the NYSE listing standards. We believe our Company and our stockholders benefit from the five independent, experienced directors that make up our Board, along with oversight of the Board by the Executive Chairman.

Each of the Board's Committees oversees the management of risks within the Committee's areas of responsibility. In performing this function, each Committee has full access to management, as well as the ability to engage advisors. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and that our Board composition and leadership structure support this approach.

Board Committees and Stockholder's Agreement

At all times when D.R. Horton and its affiliates beneficially own 20% or more of our voting securities, no committee of the Board will have more than three members unless otherwise agreed in writing between us (as approved by a majority of our independent directors) and D.R. Horton. Each committee of the Board will include in its membership (i) a number of D.R. Horton designees equal to the percentage of our voting securities beneficially owned by D.R. Horton and its affiliates multiplied by the total number of members that such committee would have if there were no vacancies on such committee, rounded up to the nearest whole number (and in any event not less than one) and (ii) at least one member not designated by D.R. Horton. In addition, at all times when D.R. Horton and its affiliates beneficially own 20% or more of our voting securities, the Board will maintain a Nominating and Governance Committee.

On October 6, 2017, D.R. Horton and our Board, including each of the members of our Board that are considered "independent" under the rules of the SEC and the NYSE, elected to waive the requirement that the committees of the Board consist of three directors, and set the size of each of our Nominating and Governance Committee, the Compensation Committee and the Audit Committee at four directors. In October 2024, D.R. Horton and our Board set the size of each of our Nominating and Governance Committee, the Compensation Committee and the Audit Committee at five directors, an increase of one director from previous years.

Additional information regarding the A&R Stockholder's Agreement, including a copy of the A&R Stockholder's Agreement, can be found in our Current Report on Form 8-K filed with the SEC on November 1, 2024.

Audit Committee

The Audit Committee Charter has been posted to the Company's website, which is available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Board Committees" section. Among other things detailed in the Committee's Charter, the Audit Committee sets the "tone at the top" and assists the Board in its oversight of:

- the integrity of our financial statements;

- compliance with legal and regulatory requirements;

- implementation of new accounting standards;

- the independent registered public accounting firm's qualifications and independence; and

- the performance of the internal audit function and independent registered public accounting firm.

In addition, the Audit Committee prepares the audit committee report included in this Proxy Statement. The Audit Committee has the sole authority to retain, compensate and terminate our independent registered public accounting firm. Our Board of Directors has determined that Mr. Fuller and Ms. Fischer are financial experts. In addition, our Board has determined that all members of the Audit Committee are financially literate and independent as defined in the NYSE corporate governance standards applicable to audit committee members. The members of the Audit Committee are Mr. Fuller (Chair), Ms. Fischer, Ms. Jamieson, Ms. Parmer and Mr. Seagraves. The Audit Committee met four times in fiscal 2024.

Compensation Committee

The Compensation Committee Charter has been posted to the Company's website, which is available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Board Committees" section. Among other things detailed in the Committee's Charter, the Compensation Committee is responsible for the following:

- determining and approving, either as a committee or together with other independent directors (as directed by the Board), the Executive Chairman's and CEO's compensation;

- determining and recommending to the Board the compensation of the other executive officers;

- establishing the compensation philosophies, goals and objectives for executive officers;

- monitoring incentive and equity-based compensation plans;

- administering equity-based plans;

- preparing a Compensation Committee report on executive compensation for inclusion in our annual proxy statement; and

- overseeing compliance with SEC rules regarding stockholder approvals of certain executive compensation matters and equity compensation plans.

The Compensation Committee reviews and considers, among other things, the incentives that our executive compensation programs create on our risk profile. The Compensation Committee reports regularly to the full Board. In addition, under the terms of the Second Amended and Restated Certificate of Incorporation and the A&R Stockholder's Agreement with D.R. Horton, for so long as D.R. Horton beneficially owns 35% or more of our voting securities, we need the prior written consent of D.R. Horton to appoint or terminate key officers or change their compensation arrangements. Thus, under those circumstances, D.R. Horton's approval is also required.

The Compensation Committee did not engage a compensation consultant in fiscal 2024. However, in October 2024, Lockton Companies, a compensation consultant, was engaged to provide advice on the Company's executive compensation program structure. Lockton reports directly to the Compensation Committee. The independence of Lockton Companies was assessed under applicable NYSE rules, and it was determined that Lockton's engagement does not raise any conflicts of interest.

The members of the Compensation Committee are Ms. Jamieson (Chair), Ms. Fischer, Mr. Fuller, Ms. Parmer and Mr. Seagraves. Our Board has determined that all members of the Compensation Committee are independent as defined in the NYSE corporate governance standards applicable to compensation committee members. The Compensation Committee met nine times in fiscal 2024.

Nominating and Governance Committee

The Nominating and Governance Committee Charter has been posted to the Company's website, which is available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Board Committees" section. Among other things detailed in the Committee's Charter, the Nominating and Governance Committee is responsible for the following:

- reviewing the structure of the Board, at least annually, to ensure that the proper skills and experience are represented on the Board;

- recommending nominees to serve on the Board;

- reviewing corporate governance issues;

- reviewing performance and qualifications of Board members before they stand for re-election;

- reviewing stockholder proposals and recommending to the Board action to be taken regarding stockholder proposals; and

- acting in an advisory capacity to the Board regarding activities that relate to issues of social and public concern, matters of public policy and the environment and significant legislative, regulatory and social trends and developments.

The members of the Nominating and Governance Committee are Mr. Seagraves (Chair), Ms. Fischer, Mr. Fuller, Ms. Jamieson and Ms. Parmer. Our Board has determined that all members of the Nominating and Governance Committee are independent as such term is defined in the NYSE corporate governance standards. The Nominating and Governance Committee met six times in fiscal 2024.

Executive Committee

The Executive Committee may exercise all the authority of the Board of Directors in the management of our business and affairs that by state or federal law or the NYSE Rules may be delegated to it by the Board of Directors. The members of the Executive Committee are Mr. Tomnitz (Chair), Ms. Jamieson and Mr. Seagraves. The Executive Committee did not meet in fiscal 2024.

Director Independence

Our Corporate Governance Guidelines are available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Governance Documents" section. In accordance with our Corporate Governance Guidelines and NYSE rules, the majority of our directors are independent.

Ms. Fischer, Mr. Fuller, Ms. Jamieson, Ms. Parmer and Mr. Seagraves satisfy our director independence standards. Mr. Tomnitz does not meet our independence standards because he is an executive officer. Mr. Ringler, who resigned from the Board in October 2024, satisfied our director independence standards during the time he served on the Board.

The Board defines independence as meeting the requirements to be considered independent directors under current NYSE rules. The Board has established the following additional guidelines to assist it in determining director independence:

- Annually, the Board reviews the relationships each director has with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). Only directors the Board affirmatively determines have no material relationship with the Company will be considered independent, subject to additional qualifications prescribed under the NYSE listing standards or applicable law.

- To serve as a member of any Committee of the Board, the director must meet any additional independence requirements set forth in the Committee's charter or applicable law or listing standards of the NYSE.

There were no material transactions or relationships between the Company and any of our independent directors during fiscal 2024. There are no family relationships between any of the nominees and our executive officers.

Board Meetings

Our Board typically meets at least four times a year. Our Board met 16 times in fiscal 2024. Each director attended virtually, in person or by conference call at least 75% of Board meetings and committee meetings held by all committees on which he or she served (held during the period he or she served).

At least once each year, our Board holds meetings with only independent directors present. The Chair of the Nominating and Governance Committee serves as Presiding Director to lead these meetings.

Other Corporate Governance Matters

Under our Corporate Governance Guidelines, a director is deemed to have tendered his or her resignation at the next regularly scheduled meeting of the Nominating and Governance Committee in the event of a change in job status from the status held at the time of election to our Board. The Nominating and Governance Committee will review whether the new occupation or retirement of the director is consistent with the needs and composition of our Board and recommend action to our Board. Also, under our Corporate Governance Guidelines, non-employee directors may not serve on the boards of directors of more than three public companies. Existing directors must consult the Executive Chairman of the Board and the Chair of the Nominating and Governance Committee prior to joining another board of directors. The Executive Chairman of the Board and the Chair of the Nominating and Governance Committee will assess whether the new membership would present a conflict or otherwise compromise the ability of that director to dedicate the time necessary to serve on our Board.

We expect all of our Board members to attend our 2025 Annual Meeting of Stockholders, but from time to time other commitments may prevent certain Board members from attending. All Board members in office at the time of our 2024 Annual Meeting of Stockholders attended such meeting either virtually, by teleconference or in person.

Non-employee directors must retire from the Board no later than the annual stockholders meeting following their 77th birthday unless the remaining non-employee directors determine that it would be in the best interest of the Company and our stockholders for an exception to this policy to be granted. Employee directors must resign from the Board at the time they retire or otherwise terminate employment with us, but no later than their 77th birthday, unless otherwise determined by the Board.

In November 2020 and later affirmed in 2021, 2022, 2023 and 2024, the remaining non-employee directors determined that it was in the best interest of the Company and the stockholders that Mr. Fuller, age 81, continue to serve as a director of the Company. Mr. Fuller was nominated by the Nominating and Governance Committee as a director of the Company to be included in this Proxy Statement for re-election at the 2025 Annual Meeting. As a previous public company CFO in the homebuilding industry, Mr. Fuller brings valuable expertise to the Board. His unique skill set and experience provide a helpful perspective, and he is highly regarded and appreciated by the other Board members as the Chair of the Audit Committee.

Policies on Business Conduct and Ethics

All our directors, officers and employees are required to abide by our Standards of Business Conduct and Ethics. This code covers all areas of professional conduct, including conflicts of interest, unfair or unethical use of corporate opportunities, protection of confidential information, compliance with all applicable laws and regulations, and oversight and compliance. Our CEO and CFO are also required to abide by our Code of Ethics for Senior Financial Officers. The Standards of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers are available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Governance Documents" section. We will provide a copy of these documents without charge to any stockholder upon request to our Corporate Secretary at our principal executive office. Any future amendments to either of these codes, and any waiver of the Code of Ethics for Senior Financial Officers and of certain provisions of the Standards of Business Conduct and Ethics for directors or executive officers, will be disclosed on our website promptly following the amendment or waiver.

Communications with Directors

Stockholders and other interested parties may communicate with our Board, including individual directors, by forwarding written comments to the Chair of the Nominating and Governance Committee, who also serves as our Presiding Director, with a copy to our Corporate Secretary to the following:

George W. Seagraves, II, Nominating and Governance Committee Chair
Forestar Group Inc.
2221 E. Lamar Blvd., Suite 790
Arlington, Texas 76006
Attention: Board Communications

Copy to:
Corporate Secretary
Forestar Group Inc.
2221 E. Lamar Blvd., Suite 790
Arlington, Texas 76006
Attention: Board Communications

Director Compensation

Our director compensation program is designed to compensate our directors for the time commitment required to fulfill their responsibilities, to align director compensation with the long-term interests of our stockholders and to assist in recruiting high-caliber directors.

Director Fee Schedule

The fiscal 2024 director fee schedule is as follows:

Retainer Fee	$12,500 per quarter, not to exceed $50,000 per annum
Annual Board Committee Fee	$5,000 per Committee (paid $1,250 per quarter)
Annual Board Committee Chair Retainer	$2,500 per Committee (paid $625 per quarter)

In October 2024, the Board of Directors approved an increase of $10,000 to the retainer fee effective January 1, 2025, for a total of $60,000 per annum ($15,000 per quarter).

In addition to the above cash-based fees, in October 2023, each then serving non-employee director received a retainer grant of 6,000 restricted stock units, which vest ratably over three years, consistent with the retainer grant received three years prior. In March 2024, each then serving non-employee director received their annual fiscal 2024 grant of 1,207 restricted stock units, which vest ratably over three years. Additionally, in connection with Ms. Fischer and Mr. Seagraves appointment to the Board, each received a retainer grant of 4,360 restricted stock units in October 2024, which vest ratably over three years. Such retainer fees paid in restricted stock units are generally granted to new directors upon initial appointment.

Further, directors are reimbursed for expenses incurred attending Board and committee meetings, including those for travel, food and lodging. Each non-employee director is also eligible to participate in the Company's broad-based health care plan. Ms. Jamieson elected to participate in the plan in fiscal 2024.

Mr. Tomnitz does not receive any fees or compensation for his service on our Board other than his compensation as Executive Chairman which is discussed further below under "Executive Compensation."

Insurance and Indemnification

All directors are covered under our director and officer liability insurance policies for claims alleged in connection with their service as a director. We have entered into indemnification agreements with each of our directors, agreeing to indemnify them to the fullest extent permitted by law for claims alleged in connection with their service as a director.

Fiscal 2024 Director Compensation

The following table presents compensation earned by non-employee directors for services rendered in fiscal 2024 as calculated in accordance with SEC rules.

Name[1]	Fees Paid in Cash[2]	Stock Awards[3]	Total
Samuel R. Fuller	$ 67,500	$ 189,329	$ 256,829
Lisa H. Jamieson	$ 67,500	$ 189,329	$ 256,829
Elizabeth (Betsy) Parmer	$ 65,000	$ 189,329	$ 254,329
G.F. (Rick) Ringler, III[4]	$ 67,500	$ 189,329	$ 256,829

_____

(1) The Company pays director fees only to non-employee directors.

(2) Amounts represent director fees paid in cash during fiscal 2024.

(3) Amount represents the grant date fair value of $23.47 per unit for the 6,000 restricted stock units granted to each non-employee director on October 30, 2023 and the grant date fair value of $40.19 per unit for the 1,207 restricted stock units granted to each non-employee director on March 28, 2024. The grant date fair value of the restricted stock units was determined in accordance with accounting guidance for share-based payments. The Company recognizes expense for these awards over the three-year vesting period for those directors who are not retirement eligible (with such expense recognized at grant for directors who are retirement eligible).

(4) Mr. Ringler resigned from the Board of Directors effective October 28, 2024.

*Kellie L. Fischer and George W. Seagraves, II were appointed to the Board of Directors effective October 28, 2024 and therefore did not receive any compensation in fiscal 2024.

As of September 30, 2024, each then serving non-employee director held the following number of unvested restricted stock units:

Name	Unvested Restricted Stock Units
Samuel R. Fuller	10,309
Lisa H. Jamieson	10,309
Elizabeth (Betsy) Parmer	13,398
G.F. (Rick) Ringler, III [1]	10,309

(1) Mr. Ringler's restricted stock units vested in full upon his resignation from the Board of Directors in October 2024.

Proposal No. 2 – Advisory Vote on the Approval of Executive Compensation

The Board recognizes that executive compensation is an important matter for our stockholders. Our executive compensation programs are designed to implement our core compensation philosophy that executive compensation should relate to and vary with Company performance. We believe our compensation programs are aligned with the interests of our stockholders.

Pursuant to Section 14A of the Securities Exchange Act of 1934, and as a matter of good corporate governance, we are asking you to vote, in a non-binding advisory manner, to approve the executive compensation philosophy and objectives described in the Compensation Discussion and Analysis (CD&A) section of this 2025 Proxy Statement, and the compensation of our named executive officers ("NEOs"), as disclosed in this 2025 Proxy Statement.

As an advisory vote, the results of this vote will not be binding on the Board or the Company. However, the Compensation Committee of the Board of Directors values the opinions of our stockholders and will consider the outcome of the vote when making future decisions on the compensation of our NEOs and our executive compensation philosophy and objectives.

After consideration of the results of our advisory vote on the frequency of future advisory votes on executive compensation held at our 2023 Annual Meeting of Stockholders, at which the overwhelming majority of votes cast supported holding advisory votes to approve executive compensation every year, the Board of Directors has determined to hold annual advisory votes on executive compensation. Accordingly, the next advisory vote on executive compensation following the 2025 Annual Meeting will occur at the 2026 Annual Meeting unless the Board of Directors modifies its policy on the frequency of holding such advisory votes.

In accordance with the foregoing, we are asking stockholders to approve the following advisory resolution at the 2025 Annual Meeting:

> **RESOLVED**, that the stockholders of Forestar Group Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2025 Annual Meeting of Stockholders.

The Board of Directors Unanimously Recommends that Stockholders Vote "FOR"
Approval of the Advisory Resolution on Executive Compensation.

Executive Officers

Our Current Executive Officers are:

Donald J. Tomnitz	Anthony W. Oxley	James D. Allen	Mark S. Walker
Executive Chairman	President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President and Chief Operating Officer

Non-Director Executive Officers

Anthony W. Oxley



Anthony W. Oxley, is President and Chief Executive Officer of Forestar, positions he has held since January 2024. Prior to Forestar, he was D.R. Horton's Senior Vice President – Business Development and oversaw all M&A activity and new market opportunities for start-up divisions. During his 25-year tenure with the national homebuilder, he was active in land banking, land acquisition and development, homebuilding and day-to-day division operations. Additional responsibilities included property, technology and innovation investments.

Mr. Oxley holds a Bachelor's degree from the University of Northern Iowa and a Juris Doctor degree from Emory University.

Chief Executive Officer

Age 60

James D. Allen



James D. Allen, is Executive Vice President, Chief Financial Officer and Treasurer of Forestar, positions he has held since March 2020. Prior to joining Forestar, he served as a Senior Operating Partner at Palm Beach Capital, a private equity investment firm, from 2019 to March 2020. He served as CFO of Hollander Sleep Products, a supplier of bedding products, from 2015 to 2018. He has also held a variety of executive roles at both private and public companies, including Operating Vice President and Group CFO of Sun Capital Partners from 2003 to 2014, Chief Administrative Officer of Mattress Firm Inc. and a variety of C-suite roles at Tandycrafts, Inc. Mr. Allen began his career at PwC. Since February 2016, Mr. Allen has served on the Board and as a member of the audit and compensation committees of Flexshopper, Inc. (Nasdaq: FPAY).

Chief Financial Officer

Age 65

Mr. Allen holds a Bachelor of Business Administration degree in accounting and management from Evangel University.

Mark S. Walker



Mark S. Walker, is Executive Vice President and Chief Operating Officer of Forestar, positions he has held since October 1, 2022. Mr. Walker has more than 20 years of experience in residential real estate. Mr. Walker joined Forestar in 2019 as Region President of the Company's East region. Since 2019, his responsibilities have expanded to include leading Forestar's Mid-Atlantic, North and Texas regions. Prior to joining Forestar, Mr. Walker worked for D.R. Horton from 2012 to 2019 as a Vice President in land acquisition and development.

Mr. Walker holds a Bachelor of Business Administration degree in general business from the University of Georgia.

Chief Operating Officer

Age 48

Executive Compensation

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis describes the compensation elements for our NEOs. Our NEOs for fiscal 2024 are:

- Donald J. Tomnitz, Executive Chairman;

- Anthony W. Oxley, President and Chief Executive Officer;*

- Daniel C. Bartok, Former President and Chief Executive Officer;*

- James D. Allen, Executive Vice President, Chief Financial Officer and Treasurer; and

- Mark S. Walker, Executive Vice President and Chief Operating Officer.

* Effective January 1, 2024, Mr. Bartok retired as President and Chief Executive Officer and Anthony W. Oxley was appointed to serve as the Company's President and Chief Executive Officer. Mr. Bartok continues to serve as a consultant to the Company through a transition period ending December 31, 2024.

We are a national, well-capitalized residential lot development company focused primarily on making investments in land acquisition and development to sell finished single-family residential lots to homebuilders. We conduct a wide range of project planning and management activities related to the entitlement, acquisition, community development and sale of residential lots. We primarily invest in entitled short-duration projects that can be developed in phases, enabling us to complete and sell lots at a pace that matches market demand, consistent with our focus on capital efficiency. This strategy is a unique, lower-risk business model that we expect will produce more consistent returns than other public and private land developers.

We have expanded and diversified our lot development operations across 59 markets in 24 states by investing available capital into our existing markets and by entering new markets. We believe our geographically diverse operations provide a strong platform for us to consolidate market share in the highly fragmented lot development industry. We also believe our geographic diversification lowers our operational risks and enhances our earnings potential by mitigating the effects of local and regional economic cycles.

We became a majority-owned subsidiary of D.R. Horton, Inc. ("D.R. Horton") in October 2017 by virtue of a merger with a wholly-owned subsidiary of D.R. Horton. Immediately following the merger, D.R. Horton owned 75% of our outstanding common stock, and as of September 30, 2024, owned approximately 62% of our outstanding common stock. We have grown significantly since the merger in October 2017, as described in the "Key Operating and Financial Highlights" section of the Proxy Summary above.

Our Compensation Committee strives to provide a fair and competitive compensation program for executive officers that will attract, motivate and retain highly qualified and experienced executives, reward superior performance and provide incentives based on Company performance, with an overall emphasis on maximizing long-term stockholder value. The following discussion provides information regarding our compensation objectives and the relationship between our pay outcomes and the performance of the executive and the Company.

Alignment of Pay with Performance

Our executive compensation program intends to incentivize executives to make business decisions that achieve the Company's strategic objectives and create shareholder value, without taking excessive risk, and reward them accordingly. In fiscal 2024, the Compensation Committee took a discretionary and holistic approach when evaluating executive officer performance. The Compensation Committee considers several different Company-level metrics including, but not limited to, increased land and lot development, lot sales, and other financial and non-financial performance measures and objectives, including ethics, key initiatives, strategic planning, financial results, succession planning, human resources, communications, external relations and board relations. Each NEO's performance, position, tenure, experience, expertise, leadership and management capabilities are considered in addition to the Company-level metrics discussed above when making compensation decisions.

20

Several key financial and operational highlights that illustrate our strong performance in fiscal 2024 are provided below. All comparisons are made between fiscal 2023 and fiscal 2024.

Financial Highlights

Revenue and earnings	• Net income increased 22% to $203.4 million or $4.00 per diluted share. • Pre-tax income increased 22% to $270.1 million, with a pre-tax profit margin of 17.9%. • Revenues increased 5% to $1.5 billion.
Maintained financial flexibility	• At year-end, liquidity totaled $858.4 million, consisting of $481.2 million in cash and cash equivalents and $377.2 million of availability on the revolving credit facility after the reduction for outstanding letters of credit. • Issued 546,174 shares of common stock under the at-the-market equity offering program for proceeds of $19.7 million, net of commissions and other issuance costs. • No senior note maturities until fiscal 2026.
Value creation	• Return on equity of 13.8%. Return on equity is calculated as net income attributable to Forestar for the year divided by average stockholders' equity, where average stockholders' equity is the sum of ending stockholders' equity balances of the trailing five quarters divided by five. • Book value per diluted share increased 15% to $31.47.

Operational Highlights

Solid execution	• Lots sold increased 7% to 15,068 residential lots. • Further diversified our operating platform and investment in real estate by entering Washington, Oregon and Virginia. • Ended fiscal 2024 with operations in 59 markets and 24 states.
Positioning for future growth	• Owned and controlled 95,100 lots across a geographically diverse footprint at September 30, 2024. • Invested $1.6 billion in land acquisition and development, a 65% increase over fiscal 2023. • Increased the size of our team by 30% to support the expansion of our platform, including entering new markets and increasing community count. • Roughly 80% of new hires are focused in local market operations.
Strong customer relationships	• Continued to diversify and expand customer base by closing lots to 22 unique customers in fiscal 2024. • 16% of the homes D.R. Horton started this year were on a Forestar developed lot. • Owned lots under contract to sell increased 40% to 21,000 lots, or 36% of our owned lot position, which is expected to generate approximately $1.9 billion dollars of future revenue.

In October 2024, the Compensation Committee established the Executive Cash Incentive Plan and introduced performance-based restricted stock units to the Company's fiscal 2025 executive compensation program, further reinforcing the Company's pay-for-performance compensation philosophy. See "Fiscal 2025 Compensation" on page 26.

Advisory Vote

At our 2024 Annual Meeting of Stockholders, approximately 99% of votes cast in our advisory vote on executive compensation were in favor of the proposal. The Compensation Committee considered this result and made no changes to our compensation program for fiscal 2024 as a result of our stockholders' support of our existing executive compensation program. The Compensation Committee will continue to consider the results of stockholder advisory votes on executive compensation when making future decisions. At our 2023 Annual Meeting of Stockholders, our stockholders voted in favor of an annual frequency of an advisory vote on executive compensation. Our Board of Directors has currently determined that advisory votes on executive compensation should continue to be held annually.

The Compensation Committee has primary authority over establishing and changing our executive compensation programs and making specific compensation determinations, while D.R. Horton maintains consent rights over certain compensation matters.

Compensation Philosophy and Objectives

Our executive compensation program is designed to attract, retain and motivate talented executives to achieve the Company's key financial and strategic objectives and reward superior individual performance, with an overall emphasis on maximizing shareholder value. We are guided by the following principles in determining the form and amount of executive compensation:

- *Compensation should align with the performance of the Company and performance of the individual.* Fiscal 2024 semi-annual cash bonuses were discretionary in nature yet evaluated based on our financial and operating performance, as well as the individual performance of the executive. Also, our restricted stock unit awards generate additional value for executives as our stock price increases.

- *Compensation should align executives' and stockholders' interests.* Our bonuses are designed to incentivize and reward performance as we continue to grow our residential lot development business. In addition, the use of equity-based compensation aligns our executives' interests with our stockholders' interests and encourages our executives to focus on profitable growth and long-term performance.

- *Compensation should be competitive.* Our total compensation, including our base salaries, bonuses and long-term equity awards, should be competitive with our public and private peers to enable us to attract and retain key executives.

- *Retention.* We believe an overall package of appropriate pay and benefits helps retain executives and managers. This includes a competitive base salary, cash bonuses, health and welfare benefits, Company matching contributions under our 401(k) plan and supplemental retirement benefits. In addition, equity awards with vesting and forfeiture provisions encourage retention.

Elements of our Compensation Program

The elements of our fiscal year 2024 compensation program are as follows:

- Base salaries;

- Discretionary semi-annual cash bonuses;

- Long-term time-based equity awards via restricted stock units;

- 401(k) retirement plan contributions; and

- Health and welfare benefits.

Each element of compensation is evaluated independently to determine whether, in our Compensation Committee's judgment, it is competitive within our industry. Our Compensation Committee balances the elements of compensation to attract executives with the appropriate level of experience and expertise, motivate executives to achieve superior individual and Company performance and retain executives that are creating value for our shareholders. Our Compensation Committee believes balancing short- and long-term compensation elements properly incentivizes our executives and mitigates risk. Our Compensation Committee reviews tally sheets that show all compensation elements on an aggregate basis over the previous three years. From year to year, the Compensation Committee may also choose to award all or only certain elements of compensation to an NEO.

Element	Performance Measure	Measurement / Vesting Period
Base salary	Continued service subject to annual evaluation	Evaluated each year
Discretionary cash bonus:		
Semi-annual cash bonus	Company and individual performance	6 months to 1 year
Long-term equity incentives:		
Restricted stock units	Continued service	3 to 5 years
401(k) retirement benefits	401(k) contribution is dependent on deferrals elected by the NEO and allowable under regulatory limits	None
Health and welfare benefits	None	None

2024 TOTAL COMPENSATION

Executive Chairman
Donald J. Tomnitz



15%
1%
20%
64%

CEO
Anthony W. Oxley



11%
2%
32%
55%

CFO
James D. Allen



26%
1%
28%
45%

COO
Mark S. Walker



23%
1%
30%
46%

■ Base Salary   ■ Discretionary Bonus   ■ Restricted Stock Units   ■ All Other Compensation

Fiscal 2024 Compensation

Base Salaries

Base salaries are determined based on the executive's responsibilities, performance, experience and the Compensation Committee's judgment. In reviewing the executives' salaries, the Compensation Committee reviews publicly-available data from our peer group companies (see "*Competitive Pay Analysis and Peer Group*"). Base salaries provide our NEOs a foundation of fixed income, encourage retention and recognize effective leadership.

Each of the NEO's base salaries moderately increased for fiscal 2024 to align their salaries with the salaries of similar executives of similar publicly-traded companies, including members of our peer group and other public companies within a range of our market capitalization and industrial classification code, and to recognize each executive's performance in their role. After consulting with the Compensation Committee's compensation consultant, Lockton Companies, and further analysis of our peer group, the Compensation Committee determined to further increase the salary levels of our NEOs for fiscal 2025 at a level to retain and motivate each NEO.

The annual base salaries of our NEOs for fiscal years 2023, 2024 and 2025 are set forth in the following table.

Name	Fiscal 2023 Base Salary	Fiscal 2024 Base Salary	Fiscal 2025 Base Salary
Donald J. Tomnitz	$400,000	$420,000	$500,000
Anthony W. Oxley*	—	$420,000	$500,000
James D. Allen	$350,000	$370,000	$400,000
Mark S. Walker	$300,000	$315,000	$400,000
Daniel C. Bartok*	$400,000	$420,000	—

* Effective January 1, 2024, Mr. Bartok retired as President and Chief Executive Officer and Anthony W. Oxley was appointed to serve as the Company's President and Chief Executive Officer.

Semi-Annual Discretionary Bonuses

The Compensation Committee and the Board, as applicable, determined bonuses for fiscal 2024 at their discretion for our NEOs. The Committee's discretionary approach intends to reward the achievement of critical short-term financial and operational objectives that support our long-term financial and value creation goals for our stockholders. Consistent with the approach taken in prior years, the Compensation Committee and Board considered the following items, along with other relevant information, when determining the amount of discretionary bonuses for fiscal 2024 on a semi-annual basis:

- increase in margins;

- improvement of financial returns;

- management of inventory;

- extent of responsibilities;

- increase in the number of lots delivered;

- disciplined land acquisition;

- controlling selling, general and administrative costs;

- maintaining a strong balance sheet that provides operational flexibility; and

- maintaining strong financial internal controls, financial reporting systems and financial compliance.

For the first semi-annual period ended March 31, 2024, Mr. Tomnitz received a $500,000 bonus, Mr. Oxley received a $250,000 bonus (reflecting his partial period of service), and Mr. Allen and Mr. Walker each received a $275,000 bonus. For the second semi-annual period ended September 30, 2024, Mr. Tomnitz and Mr. Oxley each received a $1,250,000 bonus and Mr. Allen and Mr. Walker each received a $350,000 bonus. The increases in bonuses for fiscal 2024 were driven by improved financial metrics, the executive's strong individual performance, the achievement of multiple operational objectives at the Company level and the overall performance of the Company under each of the executive's leadership. The Compensation Committee and Board believe the total cash compensation paid in fiscal 2024 to each of our NEOs is appropriate based on our compensation philosophy, objectives and the compensation received by similar executives at our peer companies.

Given his retirement on January 1, 2024, Mr. Bartok did not receive any semi-annual discretionary bonus awards for fiscal 2024.

Long-Term Incentive Awards

Our 2018 Stock Incentive Plan gives us the ability to provide our eligible employees, including each of our NEOs, awards based on shares of our common stock. For fiscal 2024, our equity-based incentive awards for NEOs were granted in the form of time-based restricted stock units ("RSUs"). Our Compensation Committee grants equity awards to align interests of the executives with the interests of our stockholders, to remain competitive with market practices and to support executive retention.

In making decisions regarding annual equity-based awards, including determining the size of awards, our Compensation Committee considers previous grants made to the executive, the value and experience the executive brings to their role, retention incentives and the responsibilities of the executive. In the case of a new executive, or an executive assuming new responsibilities, an initial grant may be made above usual annual targeted levels. The size of equity-based awards may be determined based on input from a compensation consultant regarding market practices, recommendations of the Executive Chairman or the CEO (except the CEO and Executive Chairman do not make recommendations regarding their own awards) or the judgment of our Compensation Committee. The dollar value of the awards may be below, at or above the mid-range of what other comparable companies may offer in any given year.

Time-based RSUs, which are the primary equity incentive we grant under our 2018 Stock Incentive Plan, may be granted at any time. Each RSU represents the right to receive one share of our common stock upon vesting. All other terms and conditions of the RSUs are determined at the time of award.

On March 28, 2024, the Compensation Committee awarded Mr. Tomnitz and Mr. Oxley each 14,930 RSUs, and awarded 9,953 RSUs to both Mr. Allen and Mr. Walker. The RSU grants to Mr. Tomnitz and Mr. Oxley vest in three equal annual installments and Mr. Allen and Mr. Walker's RSUs vest in five equal annual installments. Additionally, Mr. Oxley was granted 2,010 D.R. Horton RSUs on December 20, 2023 while he was still in service at D.R. Horton. These RSUs vest based on Mr. Oxley's continued service with D.R. Horton or its subsidiaries, including Forestar, in five equal annual installments and will settle in shares of D.R. Horton common stock. Due to his retirement in January 2024, Mr. Bartok was not granted any equity awards in fiscal 2024.

Fiscal 2025 Compensation:

In recent years, the Compensation Committee has considered moving to a more formulaic incentive-based compensation program for its NEOs, consistent with its commitment to pay-for-performance. The Compensation Committee's philosophy and guidelines for considering such an incentive-based program included the following:

- the program should not encourage excessive risk taking.
- the program should offer an opportunity for greater compensation for superior performance, balanced by the risk of lower compensation when performance is below expectations.
- compensation levels should be closely tied to the performance and success of the Company as well as the executive's contribution to the Company's performance and success.

After a thorough review of the Company's executive compensation program, including consultation with its independent compensation advisor in October of 2024, the Compensation Committee approved the following changes for the Company's fiscal 2025 executive incentive compensation program to further reinforce the Company's pay for performance compensation philosophy:

Short-Term Cash Incentive Plan:

- The Committee adopted the Forestar Group Inc. Executive Cash Incentive Plan (the "Cash Incentive Plan"), pursuant to which the Company may grant cash incentive awards to eligible participants, including executive officers of the Company, that are payable based on the achievement of pre-established performance goals. Replacing our historic discretionary bonuses, the fiscal 2025 annual cash incentive award granted to the Company's executive officers under the Cash Incentive Plan will be earned based on the Company's pre-tax income performance, with the ability to earn from 0% to 200% of a specified target opportunity. Earned cash incentive awards will be paid semi-annually.

Long-Term Performance Stock Units:

- The Compensation Committee determined to incorporate performance-based restricted stock units that are earned when the Company achieves preset long-term performance goals into the Company's executive equity award program through the grant of performance-based restricted stock units ("PSUs") as a portion of the fiscal 2025 equity awards granted to the Company's executive officers. Fiscal 2025 PSUs granted will be earned after a three-year performance period covering fiscal years 2025 through 2027, subject to the achievement of relative total stockholder return, return on inventory and market share goals, with the ability to earn from 0% to 200% of granted PSUs. The three performance goals are weighted equally.

The Compensation Committee believes that these updates will further strengthen the alignment of executive incentives with the interests of the Company's stockholders.

Insider Trading Policy

We have adopted an insider trading policy applicable to our directors, officers, employees and certain persons and entities that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the NYSE listing standards. Under the terms of our insider trading policy, employees, including the NEOs, directors and their designees, may not engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our common stock, including trading in options, warrants, puts, calls or similar hedging instruments, selling our securities "short" and may not pledge or hold our securities in margin accounts.

Mr. Bartok's Separation and Consulting Agreements

In connection with Mr. Bartok's retirement effective January 1, 2024, in December 2023, the Compensation Committee approved entry into a Consulting Agreement with Mr. Bartok pursuant to which he agreed to provide transition services to the Company from January 2, 2024, through December 31, 2024. As part of the Agreement, he also agreed to certain confidentiality, non-competition and non-solicitation covenants. Under the Consulting Agreement, Mr. Bartok receives a monthly consulting fee of $83,333.

On this same date, the Compensation Committee also approved entry into a Separation Agreement, under which Mr. Bartok was paid a lump sum of $100,000 and will be reimbursed for the cost of up to twelve months of health insurance premiums under the Consolidated Omnibus Budget Reconciliation Act in consideration of a general release of claims in favor of the Company and its affiliates. The Compensation Committee believes the consideration paid under the Separation Agreement to be reasonable and appropriate, particularly because Mr. Bartok did not receive any bonus or equity awards for his partial year of service in fiscal 2024.

Other Compensation and Benefits

Qualified Retirement Benefits

Our employees, including our NEOs, are eligible to participate in the D.R. Horton 401(k) plan, a tax-qualified defined contribution retirement plan. Our NEOs, like all other eligible employees, may contribute 1% to 75% of their earnings, on a pre-tax basis, into the D.R. Horton 401(k) plan. For 2024, the maximum amount that could be contributed to the plan by a participant was $23,000 ($30,500 for participants 50 years or older). The Company makes a matching contribution to the participants' accounts in an amount of $0.50 for each $1.00 contributed by the participant up to 6% of his or her covered wages.

SERP 2

In fiscal 2024, the Compensation Committee approved the participation of certain Company employees in the D.R. Horton Amended and Restated Supplemental Executive Retirement Plan 2 ("SERP 2"), a nonqualified plan, permitting eligible participants, including our executive officers, to accrue supplemental Company benefits payable upon retirement, separation of service, death or disability beginning in fiscal 2025. The SERP 2 provides that if the executive is employed by D.R. Horton or the Company on the last day of the fiscal year, the Company will establish a liability to such executive equal to 10% of his or her annual base salary as of the first day of such fiscal year. This liability will accrue earnings in future years at a rate established by the administrative committee for the SERP 2. Mr. Oxley was the only named executive officer who participated in the SERP 2 during fiscal 2024, who commenced participation in the SERP 2 while employed by D.R. Horton. All of our named executive officers are participants in the SERP 2 commencing in fiscal 2025.

The Compensation Committee reviewed the amounts listed in the column titled "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the "Summary Compensation Table" on page 32 for Mr. Oxley for fiscal 2024. The above-market portion of earnings on Mr. Oxley's outstanding SERP 2 balance was $34,981. We believe this amount accrued for above-market earnings on Mr. Oxley's SERP 2 balance is reasonable when compared to our peer group and reasonable relative to the total compensation package offered to Mr. Oxley.

Health and Welfare Benefits

We offer the same health and welfare benefits to all full-time employees, including our NEOs. These benefits include medical benefits, dental benefits, vision benefits, life insurance, salary continuation for short-term disability, long-term disability insurance, accidental death and dismemberment insurance, a dependent care spending account, a health care spending account, a health savings account and other similar benefits.

Perquisites

We generally provide minimal perquisites to our executives. No perquisites in excess of $10,000 were provided to our NEOs in fiscal 2024.

Clawback Policy

In October 2023, the Board of Directors adopted a clawback policy that applies to certain incentive-based compensation that we may grant, which intends to comply with the requirements of the New York Stock Exchange Listing Standard 303A.14 implementing Rule 10D-1 under the Securities Exchange Act of 1934. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover any excess incentive-based compensation received by a covered executive, including the NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. The Board of Directors believes that the clawback policy and prohibiting the hedging and pledging of the Company's common stock, will further minimize compensation risk and strengthen the alignment of executives' interests with those of long-term stockholders.

Oversight of Executive Compensation

Compensation Committee

Our Compensation Committee is composed entirely of independent directors and is responsible for establishing and administering our compensation programs and philosophies. The Compensation Committee approves compensation for our Executive Chairman and CEO and makes recommendations to the Board regarding the compensation of our other NEOs. Our Executive Chairman works closely with our Compensation Committee and recommends executive compensation amounts, except the Executive Chairman does not participate in discussions regarding his own compensation. Further duties of the Compensation Committee are more fully set forth in the Compensation Committee Charter, which is available at *www.forestar.com* under the "Investor Relations — Corporate Governance — Board Committees" section.

Competitive Pay Analysis and Peer Group

The Compensation Committee believes providing competitive pay is a key factor in attracting, motivating and retaining executives that drive superior performance. Our Compensation Committee, either alone or with the assistance of a compensation consultant, if one is engaged for the year, considers a variety of factors to assist with setting compensation for the NEOs, including evaluating compensation programs and amounts provided to the NEOs of the companies in our peer group. Although we believe benchmarking the pay of our peer group is useful in determining our compensation practices and pay levels, we do not target our pay toward any particular peer group benchmark.

Although the peer group used to set initial fiscal 2024 compensation levels was unchanged from that used for fiscal 2023, during fiscal 2024, our peer group was revised as three of our former peers were acquired (M.D.C. Holdings, Inc.; Masonite International Corporation; and PGT Innovations, Inc). We also removed Tri Pointe Homes, Inc., from our peer group and added those denoted with an asterisk below. The companies comprising our peer group as of September 30, 2024 were selected based on their industries, similar market capitalization and business strategy to assist with setting compensation analysis for fiscal 2025. Our current peer group is:

American Woodmark Corporation *	Howard Hughes Holdings Inc.	MasterBrand, Inc. *
Beazer Homes USA, Inc.	JELD-WEN Holding, Inc. *	The St. Joe Company
Century Communities, Inc.	LGI Homes, Inc. *	
Five Point Holdings, LLC	M/I Homes, Inc. *	

Compensation Consultant

Our Compensation Committee may engage a compensation consultant or other third-party service providers to provide market and other specific information on executive compensation programs and amounts. Although, the Compensation Committee did not utilize a compensation consultant during fiscal 2024, in October 2024, Lockton Companies was engaged to provide advice and consult about executive compensation.

Tally Sheets

Our Compensation Committee reviews tally sheets for each of the NEOs setting forth compensation for the previous three years. These tally sheets list the executive's salary, proposed bonus and stock awards, actual and anticipated 401(k) matching contributions and value of health and welfare benefits, in each case, over the previous three-year period.

Evaluation of Executive Chairman's and CEO's Performance

Our Compensation Committee facilitates a process for our independent directors to provide formal feedback regarding our Executive Chairman's and CEO's performance. Factors evaluated may include, but are not limited to, increased land and lot development, lot sales, and other financial and non-financial performance measures and objectives, including leadership, ethics, key initiatives, strategic planning, financial results, succession planning, human resources, communications, external relations and board relations. Our Compensation Committee determines Executive Chairman and CEO pay.

Compensation Oversight Governance Practices

Our governance practices divide responsibility for compensation oversight into three levels:

Stockholders:	Stockholders have approved our stock incentive plans and provide an annual advisory vote on executive compensation. In addition, under the terms of the A&R Stockholder's Agreement with D.R. Horton, for so long as D.R. Horton beneficially owns 35% or more of our voting securities, we need the prior written consent of D.R. Horton to appoint or terminate key officers or change their compensation arrangements. Thus, under those circumstances, D.R. Horton's approval is required.
Board and Compensation Committee:	Our Compensation Committee is composed entirely of independent directors. The Compensation Committee establishes and oversees the administration of our compensation programs. The Compensation Committee ensures that stockholder-approved plans are administered in accordance with good governance practices and intent. The Compensation Committee will also consider the results of stockholder advisory votes on executive compensation. The Compensation Committee is responsible for the approval of salaries and bonuses of the Executive Chairman and CEO and long-term equity compensation awarded to each of the NEOs. The full Board evaluates the performance of the CFO and COO and acts on recommendations of the Compensation Committee with respect to CFO and COO compensation.
Management:	Management determines individual employee bonuses below the executive officer level and administers all employee benefit and incentive plans on a day-to-day basis. Within management, the Executive Chairman serves as a liaison with the Compensation Committee.

Equity Award Grant Practices

Our practice is to consider equity-based awards annually. Historically, including during fiscal 2024, equity-based awards were granted in the second quarter of the fiscal year. Beginning in fiscal 2025, equity-based awards will be considered during the first quarter of the fiscal year. From time to time, we may grant equity-based awards to our executive officers outside the annual award process, such as in connection with the hiring of a new executive, for retention purposes, to reward exemplary performance or for promotional recognition. Although the Company does not currently grant stock options, employees may enroll to purchase shares under the terms of our 2022 Employee Stock Purchase Plan with purchase dates in January and July of each year using payroll deductions accumulated during the prior six-month period. The NEOs and certain other executives are not eligible to participate in the 2022 Employee Stock Purchase Plan.

We do not grant stock-based awards in coordination with the release of material non-public information nor do we time the release of material non-public information to affect the value of equity grants. Our policy for setting the timing of stock-based awards does not allow executives to have any role in choosing the price of their stock-based awards. We do not "back date," "spring load" or reprice stock-based awards.

Compensation Committee Report

      The Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management and, based on this review and discussion, recommended to the Board of Directors that it be included in this Proxy Statement and incorporated by reference in our Annual Report on Form 10-K for the year ended September 30, 2024.

Lisa H. Jamieson, Chair

Kellie L. Fischer

Samuel R. Fuller

Elizabeth (Betsy) Parmer

George W. Seagraves, II

Summary Compensation Table

The following table contains compensation information for our Executive Chairman, CEO, CFO, COO and former CEO. We refer to these persons as our NEOs. The information in the following table is presented in accordance with SEC requirements.

Name and Principal Position[1]	Year	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[4] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Donald J. Tomnitz	2024	420,000	1,750,000	600,037	—	18,292	2,788,329
Executive Chairman	2023	400,000	1,550,000	599,994	—	17,289	2,567,283
	2022	395,833	1,700,000	600,004	—	13,624	2,709,461
Anthony W. Oxley	2024	315,000	1,500,000	889,497	34,981	13,328	2,752,806
President and Chief Executive Officer							
James D. Allen	2024	370,000	625,000	400,011	—	14,062	1,409,073
Executive Vice President and Chief Financial Officer	2023	350,000	525,000	399,996	—	13,244	1,288,240
	2022	345,833	550,000	400,008	—	12,367	1,308,208
Mark S. Walker	2024	315,000	625,000	400,011	—	13,265	1,353,276
Executive Vice President and Chief Operating Officer	2023	300,000	475,000	299,997	—	12,555	1,087,552
Daniel C. Bartok	2024	134,317	—	—	—	859,171	993,488
Former President and Chief Executive Officer	2023	400,000	1,550,000	599,994	—	19,440	2,569,434
	2022	395,833	1,700,000	600,004	—	15,002	2,710,839

(1) Mr. Walker became an NEO in fiscal year 2023 and Mr. Oxley became an NEO in fiscal year 2024. Mr. Bartok retired January 1, 2024.

(2) The amounts set forth in column (d) represent the discretionary cash bonuses earned by the NEOs during the applicable fiscal years. For additional information regarding the discretionary bonuses earned for fiscal 2024, please see "*Semi - Annual Discretionary Bonuses*" within the "*Compensation Discussion and Analysis*" section beginning on page 20 of this Proxy Statement.

(3) The amounts set forth in column (e) represent the aggregate grant date fair value of stock awards granted during the applicable fiscal years calculated in accordance with ASC Topic 718 excluding the effect of estimated forfeitures. Assumptions used in the calculation are included in Note 1 under the caption "Stock-Based Compensation" to our audited consolidated financial statements for the year ended September 30, 2024 included in our Annual Report on Form 10-K filed with the SEC on November 19, 2024. Mr. Oxley's amount includes a grant of 2,010 RSUs awarded in December 2023 that vest over five years and will settle in D.R. Horton common stock.

(4) The amounts set forth in column (g) for fiscal 2024 include the following:

	Additional Life Insurance and Long-Term Disability Premiums ($)	HSA and Wellness Contribution ($)	401(k) Matching Contributions ($)	Non-Employee Compensation (Consulting) ($)	COBRA Benefits Paid ($)	Severance ($)	Total ($)
Mr. Tomnitz	7,942	—	10,350	—	—	—	18,292
Mr. Oxley	3,141	—	10,187	—	—	—	13,328
Mr. Allen	3,712	—	10,350	—	—	—	14,062
Mr. Walker	2,915	—	10,350	—	—	—	13,265
Mr. Bartok	2,640	386	872	750,000	5,273	100,000	859,171

Fiscal 2024 Grants of Plan-Based Awards

The following table summarizes fiscal 2024 grants of stock-based compensation made to each of our NEOs. Mr. Bartok did not receive any grants of stock-based compensation during fiscal 2024.

Name	Grant Date	Type of Award	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[1] ($)
(a)	(b)	(c)	(d)	(e)
Mr. Tomnitz	3/28/2024	RSUs[2]	14,930	600,037
Mr. Oxley	3/28/2024	RSUs[2]	14,930	600,037
	12/20/2023	RSUs[3]	2,010	289,460
Mr. Allen	3/28/2024	RSUs[3]	9,953	400,011
Mr. Walker	3/28/2024	RSUs[3]	9,953	400,011

(1) The amounts in column (e) are based on the aggregate grant date fair value of the award determined pursuant to ASC 718. Assumptions used in the calculation of the amount in column (e) are included in Note 1 under the caption "Stock-Based Compensation" to our audited consolidated financial statements for the year ended September 30, 2024 included in our Annual Report on Form 10-K filed with the SEC on November 19, 2024.

(2) RSUs vest in three equal annual installments beginning on the first anniversary of the grant date. The awards will settle in shares of our common stock after vesting.

(3) RSUs vest in five equal annual installments beginning on the first anniversary of the grant date. The awards will settle in shares of our common stock after vesting, except that Mr. Oxley's grant on December 20, 2023 will settle in shares of D.R. Horton's common stock.

Fiscal 2024 Outstanding Equity Awards

The following table summarizes outstanding equity awards held by our NEOs at September 30, 2024. Mr. Bartok's then outstanding equity awards accelerated in accordance with their terms upon his retirement on January 1, 2024. All awards will settle in shares of our common stock unless noted below.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Vesting Date
		Stock Awards		
Mr. Tomnitz	3/31/2022	10,001	323,732	(2)
	3/21/2023	25,583	828,122	(2)
	3/28/2024	14,930	483,284	(2)
Mr. Oxley	3/12/2020	525	100,154	(3)
	3/17/2021	1,040	198,401	(3)
	3/30/2022	2,283	435,528	(3)
	3/21/2023	2,316	441,823	(3)
	12/20/2023	2,010	383,448	(3)
	3/28/2024	14,930	483,284	(4)
Mr. Allen	3/30/2020	1,250	40,463	(5)
	3/18/2021	5,037	163,048	(6)
	3/31/2022	13,513	437,416	(6)
	3/21/2023	21,680	701,782	(6)
	3/28/2024	9,953	322,179	(6)
Mr. Walker	3/10/2020	1,800	58,266	(6)
	3/18/2021	3,108	100,606	(6)
	3/31/2022	8,446	273,397	(6)
	3/21/2023	16,260	526,336	(6)
	3/28/2024	9,953	322,179	(6)

(1) Value for all awards is based on the closing market price of (a) our common stock of $32.37 or (b) D.R. Horton's common stock of $190.77, in each case as reported on the NYSE on September 30, 2024, the last trading day of fiscal 2024, depending on whether the award relates to our shares or D.R. Horton's shares.

(2) RSU awards vest in three equal annual installments on each of the first three anniversaries of the grant date. As a result of his retirement eligibility, additional shares are also withheld to cover certain payroll taxes as and when due.

(3) RSU awards (covering shares of D.R Horton common stock on the grant date) vest in five equal annual installments on each of the first five anniversaries of the grant date. This award was granted to Mr. Oxley during his service at D.R. Horton, prior to his employment at the Company, but continues to vest based on his service to the Company.

(4) RSU award vests in three equal annual installments on each of the first three anniversaries of the grant date.

(5) RSU award vests in five equal annual installments on each of the first five anniversaries of March 10, 2020.

(6) RSU awards vest in five equal annual installments on each of the first five anniversaries of the grant date.

Fiscal 2024 Option Exercises and Stock Vested

The following table summarizes stock-based compensation awards vested during fiscal 2024:

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)[1]
Mr. Tomnitz	32,542	1,228,177
Mr. Oxley (Current CEO)	2,975[2]	453,941[2]
Mr. Allen	13,694	520,131
Mr. Walker	11,954[3]	502,825[3]
Mr. Bartok (Former CEO)	68,126	2,039,985

(1) Value reflects the aggregate dollar amount realized upon vesting by multiplying the number of shares vested by the closing market price of common stock on the vesting date.

(2) Reflects shares of D.R. Horton common stock granted to Mr. Oxley while he was still employed at D.R. Horton.

(3) Includes 600 shares of D.R. Horton common stock granted to Mr. Walker while he was still employed at D.R. Horton for an aggregate value realized upon vesting of $76,488.

Nonqualified Deferred Compensation Plans

Under the SERP 2, D.R. Horton (or the Company, commencing in fiscal 2025) generally credits an amount to each participant's account each year. Pursuant to the SERP 2, if the executive is employed by D.R. Horton or the Company, as applicable on the last day of a fiscal year, then D.R. Horton or the Company will establish a liability to such executive equal to 10% of his or her annual base salary as of the first day of such fiscal year. This liability will accrue earnings in future years at a rate established by the administrative committee for the SERP 2. Amounts payable under the SERP 2 are not secured or held in trust, and the plan participants' rights to enforce payment are the same as a general unsecured creditor. Amounts deferred under the SERP 2 are payable within 60 days following the retirement or termination of employment of the participant, the death or disability of the participant or a change in control of D.R. Horton; provided however, specified employees, as defined in the Internal Revenue Code Section 409A, generally cannot be paid until six months after separation from service (or, if earlier, upon a change in control). The form of distribution may be in a lump sum, or in quarterly installments over a period not to exceed five years, as elected by the participant.

Because Mr. Oxley was not employed by D.R. Horton on the last day of fiscal 2024 and the Company did not actively begin participating in the SERP 2 until fiscal 2025, he did not receive any Company contributions to the plan in fiscal 2024.

The following table shows Mr. Oxley's aggregate Company contributions, earnings and withdrawals/distributions during fiscal 2024 and the outstanding balance as of September 30, 2024 under the SERP 2. None of the other NEOs participated in the SERP 2 during fiscal 2024.

Name	Company Contributions in Fiscal 2024 to SERP 2	Aggregate Earnings in Fiscal 2024 to SERP[1]	Aggregate Withdrawals/ Distributions in Fiscal 2024	Aggregate Balance at September 30, 2024 SERP 2
Anthony W. Oxley	$ —	$ 72,388	$ —	$ 1,026,242

(1) Represents a pro-rata portion of earnings under the SERP 2 related to contributions made during Mr. Oxley's service at D.R. Horton, but accrued under the plan during his period of service at Forestar during fiscal 2024. The rate of earnings is determined by the SERP 2 plan administrative committee and is typically 10% per annum. The portion of such earnings considered above-market ($34,981) is included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the "Summary Compensation Table" on page 32.

Potential Payments Upon Termination or Change in Control

Equity Incentive Awards

Under our 2018 Stock Incentive Plan, the administrator will determine and include in any award agreement the terms and conditions applicable to any unvested equity awards following the termination of a participant's employment with the Company, D.R. Horton or any of their respective subsidiaries. Generally, if a retirement-eligible employee retires, or upon the participant's disability, death, or a change in control of the Company, all RSUs will vest in full if the participant had continuous status as an employee since the grant date of the award. Otherwise, in the event of a participant's termination, all unvested RSUs will immediately cease to vest, and all unvested RSUs and any rights to the underlying shares will be terminated on the date of termination. Awards of D.R. Horton common stock are generally subject to the same termination and change in control treatment pursuant to the applicable award agreements and the terms of the D.R. Horton Inc. 2006 Stock Incentive Plan.

D.R. Horton Amended and Restated Supplemental Executive Retirement Plan No. 2 ("SERP 2")

Under the SERP 2, all amounts deferred will be paid (either in a lump sum or in quarterly installments as elected by the participant) within 60 days following the date of the participant's retirement or termination of employment without cause, disability, death or change in control of the Company; provided, however, "specified employees," as such term is defined in Section 409A of the Internal Revenue Code, must generally wait six months following termination of employment before payments can be made. In the event the Company terminates a participant for cause, all benefits under the SERP 2 will be forfeited and no payments will be made to the participant. In the event of a change in control, all amounts deferred will be paid (in accordance with the participant's election) within 60 days following the date of the change in control.

Notwithstanding the foregoing, a participant's form of payment (lump sum or installment) election must have been made at least 12 months prior to distribution. If a termination event occurs and no election has been made, distribution will be made in a lump sum upon termination of employment (or six months later for specified employees).

Quantification of Termination Payments and Benefits

The following table summarizes the estimated amounts our NEOs, other than Mr. Bartok, who is separately addressed below, would have been entitled to in the event of a termination of employment under various scenarios. The amounts shown assume that such termination was effective as of September 30, 2024, based on the closing price of our common stock of $32.37 on September 30, 2024, the last trading day of fiscal 2024 (or in the case of Mr. Oxley's D.R. Horton RSUs, the closing price of D.R. Horton common stock of $190.77 on September 30, 2024). The table only includes additional benefits that result from the termination of employment or the change in control of the Company and does not include any amounts or benefits earned, vested, accrued or owed under any plan for any other reason. The actual amounts to be paid can only be determined at the time of such executive officer's separation from the Company or a change in control of the Company.

Potential Payments Upon Termination or Change in Control

	Value of Equity Awards that Vest		SERP 2 Payments		Aggregate Payments	
Mr. Tomnitz						
Change in Control	$	1,635,138	$	—	$	1,635,138
Termination with Cause	$	—	$	—	$	—
Termination without Cause	$	1,635,138	$	—	$	1,635,138
Retirement[1]	$	1,635,138	$	—	$	1,635,138
Voluntary Termination	$	1,635,138	$	—	$	1,635,138
Death or Disability	$	1,635,138	$	—	$	1,635,138
Mr. Oxley (Current CEO)						
Change in Control	$	2,042,638	$	1,026,242	$	3,068,880
Termination with Cause	$	—	$	—	$	—
Termination without Cause	$	2,042,638	$	1,026,242	$	3,068,880
Retirement[2]	$	—	$	—	$	—
Voluntary Termination	$	2,042,638	$	1,026,242	$	3,068,880
Death or Disability	$	2,042,638	$	1,026,242	$	3,068,880
Mr. Allen						
Change in Control	$	1,664,886	$	—	$	1,664,886
Termination with Cause	$	—	$	—	$	—
Termination without Cause	$	1,664,886	$	—	$	1,664,886
Retirement[3]	$	—	$	—	$	—
Voluntary Termination	$	1,664,886	$	—	$	1,664,886
Death or Disability	$	1,664,886	$	—	$	1,664,886
Mr. Walker						
Change in Control	$	1,280,784	$	—	$	1,280,784
Termination with Cause	$	—	$	—	$	—
Termination without Cause	$	1,280,784	$	—	$	1,280,784
Retirement[4]	$	—	$	—	$	—
Voluntary Termination	$	1,280,784	$	—	$	1,280,784
Death or Disability	$	1,280,784	$	—	$	1,280,784

(1) As of September 30, 2024, Mr. Tomnitz had reached normal retirement age (65 years old) under the applicable award agreements pursuant to our 2018 Stock Incentive Plan.

(2) As of September 30, 2024, Mr. Oxley had not yet reached normal retirement age under the applicable award agreements pursuant to our 2018 Stock Incentive Plan and pursuant to the D.R. Horton, Inc. 2006 Stock Incentive Plan.

(3) As of September 30, 2024, Mr. Allen had not yet reached normal retirement age under the applicable award agreements pursuant to our 2018 Stock Incentive Plan.

(4) As of September 30, 2024, Mr. Walker had not yet reached normal retirement age under the applicable award agreements pursuant to our 2018 Stock Incentive Plan.

Mr. Bartok's Termination Payments and Benefits

As described above in the "Compensation Discussion & Analysis," in connection with his January 1, 2024 retirement, the Company entered into a Consulting Agreement and a Separation Agreement and General Release with Mr. Bartok. Under the Consulting Agreement, Mr. Bartok agreed to provide transition services to the Company from January 2, 2024 through December 31, 2024 in exchange for a monthly consulting fee of $83,333. He also agreed to certain confidentiality, non-competition and non-solicitation covenants. Under the Separation Agreement and General Release, in exchange for a release of claims against the Company, Mr. Bartok was paid a lump sum payment of $100,000 and reimbursed for up to twelve months of COBRA continuation premiums. In accordance with Section 409(A) of the Internal Revenue Code, in July 2024, 66,609 outstanding RSUs that Mr. Bartok held at his retirement settled in Company stock for approximately $1,992,275.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes shares outstanding and available under our equity compensation plans as of September 30, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)		
Equity compensation plans approved by stockholders[2]	715,875	n/a	3,967,590
Equity compensation plans not approved by stockholders	None	n/a	None
Total	715,875	n/a	3,967,590

(1) Consists solely of restricted stock units, which do not have an exercise price.

(2) The number of shares remaining available for issuance represents the 1,474,531 shares that may be granted pursuant to awards under our 2018 Stock Incentive Plan and the 2,493,059 shares remaining available for purchase under our 2022 Employee Stock Purchase Plan (the "ESPP"). Employees purchased 6,941 shares of common stock through the ESPP in fiscal 2024.

CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median compensated employee and the annual total compensation of Mr. Oxley, our CEO.

To identify our median employee from our employee population, as well as to determine the total compensation of our median employee and the annualized total compensation for Mr. Oxley for fiscal 2024, we took the following steps:

1. We determined that, as of September 30, 2024, our employee population consisted of 392 individuals (excluding Mr. Oxley) with all of these individuals located in the United States. This population consisted of full-time, part-time and temporary employees.

2. We obtained a listing of total compensation paid to each employee during fiscal 2024. For this purpose, total compensation included salary or wages, as applicable, commissions, bonuses, equity awards that vested or were exercised during the year and any other cash compensation. Such amounts were obtained from our payroll records. We annualized the salaries and wages of our full and part-time employees who were not employed for the entire fiscal year. The compensation measure above was consistently applied to all our employees. As we had an even number of employees, the methodology resulted in the identification of two median employees. We selected the employee we believed whose total compensation was more representative of our general compensation practices.

Once we identified our median employee, we calculated such employee's compensation for fiscal 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. In addition to the amounts required to be reported as compensation in the Summary Compensation Table, we included the dollar value of employer paid non-discriminatory health insurance benefits in the total annual compensation of our median employee and Mr. Oxley to better reflect our employee compensation practices.

For fiscal 2024:

•   the total compensation of our median employee was $153,932; and

•   the annualized total compensation of Mr. Oxley was $2,870,965.

Based on this information, for fiscal 2024, the ratio of Mr. Oxley's total compensation to the total compensation of our median employee was 19 to 1.

The pay ratio described above involves a degree of imprecision due to the use of estimates and assumptions but is a reasonable estimate that we calculated in a manner consistent with Item 402(u) of Regulation S-K.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about executive compensation actually paid (as defined by SEC rules). Item 402(v) of Regulation S-K also requires disclosure of the cumulative total shareholder return ("TSR") of the Company, the TSR of the Company's peer group, the Company's net income and an additional financial performance measure chosen by the Company, if applicable. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with Company performance, refer to the *"Compensation Discussion and Analysis"* section beginning on page 20.

The following tables set forth information regarding the compensation of our principal executive officer ("PEO"), Anthony W. Oxley, our former PEO, Daniel C. Bartok, and the average compensation of our other NEOs compared to Company and peer group performance for the fiscal years listed. We have not included a Company-selected measure in the following table because we did not link our NEO compensation to any specific performance measure in fiscal 2024.

Year	Summary Compensation Table Total for Mr. Oxley[1]	Compensation Actually Paid to Mr. Oxley[2]	Average Summary Compensation Table Total for Non-PEO NEOs[5]	Average Compensation Actually Paid to Non-PEO NEOs[6]	Value of Initial Fixed $100 Investment Based On		Net Income[9] (in millions)
					Total Shareholder Return[7]	Peer Group Total Shareholder Return[8]	
2024	$ 2,752,806	$ 3,377,719	$ 1,850,226	$ 2,164,232	$ 173.75	$ 127.65	$ 203.4

Year	Summary Compensation Table Total for Mr. Bartok[3]	Compensation Actually Paid to Mr. Bartok[4]	Average Summary Compensation Table Total for Non-PEO NEOs[5]	Average Compensation Actually Paid to Non-PEO NEOs[6]	Value of Initial Fixed $100 Investment Based On		Net Income[9] (in millions)
					Total Shareholder Return[7]	Peer Group Total Shareholder Return[8]	
2024	$ 993,488	$ 1,198,158	$ 1,850,226	$ 2,164,232	$ 173.75	$ 127.65	$ 203.4
2023	$ 2,569,434	$ 3,592,107	$ 1,647,692	$ 2,468,745	$ 144.61	$ 95.05	$ 166.9
2022	$ 2,710,839	$ 2,321,786	$ 2,008,835	$ 1,671,559	$ 60.06	$ 60.36	$ 178.8
2021	$ 2,263,124	$ 2,259,809	$ 1,648,862	$ 1,643,444	$ 100.00	$ 100.00	$ 110.5

(1) The dollar amounts reported in this column are the amounts of the total compensation reported for our current PEO, Anthony W. Oxley, who was our Chief Executive Officer for a portion of fiscal 2024. Refer to "Executive Compensation - Summary Compensation Table."

(2) The dollar amounts reported represent the amount of "compensation actually paid" to Mr. Oxley, as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by Mr. Oxley. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for the year, adjusted as shown below. Equity values are calculated in accordance with the same assumptions we generally use under FASB ASC Topic 718 and reflect changes in the value of awards granted by D.R. Horton (that settle in D.R. Horton shares), as well as the Company (that settle in Company shares), that continue to vest based on Mr. Oxley's service to the Company.

Compensation Actually Paid to Mr. Oxley	2024
Summary Compensation Table (SCT) total compensation	$ 2,752,806
Less: stock award values reported in SCT for the covered year	(889,497)
Plus: fair value as of year-end of stock awards granted in the covered year	866,732
Plus: year over year change in fair value as of year-end of outstanding unvested stock awards granted in prior years	513,461
Plus: change in fair value from prior year end to the vesting date of stock awards granted in prior years that vested in the covered year	134,217
Compensation actually paid to Mr. Oxley	$ 3,377,719

(3) The dollar amounts reported in this column are the amounts of the total compensation reported for our former PEO, Daniel C. Bartok, who was our Chief Executive Officer in fiscal years 2021, 2022, 2023, and for part of fiscal 2024 through January 1, 2024. Refer to "Executive Compensation - Summary Compensation Table."

(4) The dollar amounts reported represent the amount of "compensation actually paid" to Mr. Bartok, as computed in accordance with Item 402(v) of Regulation S-K and do not reflect the total compensation actually realized or received by Mr. Bartok. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for fiscal 2024, adjusted as shown below. Equity values are calculated in accordance with the same assumptions we generally use under FASB ASC Topic 718.

Compensation Actually Paid to Mr. Bartok	2024
Summary Compensation Table (SCT) total compensation	$ 993,488
Less: stock award values reported in SCT for the covered year	—
Plus: fair value as of year-end of stock awards granted in the covered year	—
Plus: year over year change in fair value as of year-end of outstanding unvested stock awards granted in prior years	—
Plus: change in fair value from prior year end to the vesting date of stock awards granted in prior years that vested in the covered year	204,670
Compensation actually paid to Mr. Bartok	$ 1,198,158

(5) The dollar amounts reported represent the average of the amounts reported for the Company's non-PEO NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year. The names of the NEOs included for these purposes in each applicable fiscal year are as follows: (i) for 2024 and 2023, Donald J. Tomnitz, James D. Allen, and Mark S. Walker; and (ii) for 2022 and 2021, Donald J. Tomnitz and James D. Allen.

(6) The dollar amounts reported represent the average amount of "compensation actually paid" to the non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with these rules, these amounts reflect "Total Compensation" as set forth in the Summary Compensation Table for fiscal 2024, adjusted as shown below. Equity values are calculated in accordance with the same assumptions we generally use under FASB ASC Topic 718.

Average Compensation Actually Paid to Non-PEO NEOs	2024
Average Summary Compensation Table (SCT) total compensation	$ 1,850,226
Less: average stock award values reported in SCT for the covered year	(466,686)
Plus: average fair value as of year-end of stock awards granted in the covered year	375,880
Plus: average year over year change in fair value as of year-end of outstanding unvested stock awards granted in prior years	193,087
Plus: average change in fair value from prior year end to the vesting date of stock awards granted in prior years that vested in the covered year	211,725
Average compensation actually paid to non-PEO NEOs	$ 2,164,232

(7) Total Shareholder Return (TSR) is calculated by assuming that a $100 investment was made on September 30, 2021.

(8) The TSR Peer Group consists of the Peer Group, as used in the Company's stock performance graph in our annual report on Form 10-K, which is the same peer group disclosed on page 30 under "*Competitive Pay Analysis and Peer Group*."

(9) Amounts represent net income reported in the Company's audited financial statements for the applicable fiscal year and are included as required by Item 402(v) of Regulation S-K.

No Specific Financial Performance Measures

As described in greater detail in the Compensation Discussion and Analysis section, for fiscal 2024, the Company's executive compensation program consisted of a base salary, discretionary cash bonus, time-based equity awards, health and welfare programs and retirement benefits. The 2024 cash bonus program was fully discretionary based on a comprehensive review of Company and individual performance, and the equity awards granted to our NEOs were comprised entirely of time-based RSUs.

While the Compensation Committee considers overall financial performance for the year to align executive compensation with Company performance, the Compensation Committee did not link any specific financial performance measure to fiscal 2024 compensation for our NEOs. Therefore, as permitted by Item 402(v) of Regulation S-K, we have not disclosed a Company-selected measure in the Pay versus Performance Table above or provided a list of the most important financial performance measures.

Relationship Between Pay and Performance

As described in more detail in the Compensation Discussion and Analysis section, the Company's executive compensation program for fiscal 2024 reflected a discretionary pay-for-performance philosophy based on the consideration of several factors. Moreover, the Compensation Committee generally seeks to incentivize NEOs to maximize the Company's value over the long-term and, therefore, does not specifically align the Company's performance measures with compensation that is actually paid (as calculated in accordance with SEC rules) for a particular year. Pursuant to SEC rules, the following graphs are provided to show the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and TSR



Compensation Actually Paid and Net Income



Proposal No. 3 – Approve an Amendment to the Company's Second Amended and Restated Certificate of Incorporation to Modify Transaction Approval Thresholds

Our Board of Directors has unanimously adopted, declared advisable and resolved to recommend to the Company's stockholders that they approve and adopt, an amendment (the "Charter Amendment") to the Company's Second Amended and Restated Certificate of Incorporation (the "Charter") to increase the monetary threshold above which (i) certain investment decisions must be approved by the Company's Board, rather than its Investment Committee, and (ii) certain transactions require the prior written consent of D.R. Horton. The following description is a summary only and is qualified in its entirety by reference to Exhibit A to this Proxy Statement, which marks these changes specifically (additions to the Charter are indicated by underlining and deletions to the Charter are indicated by strike-outs).

Our Charter, which was adopted in connection with the Merger in 2017, contains two provisions regarding the approval of transactions involving Capital Expenditures (as defined in the Charter) in excess of $20 million.

First, the Charter provides that the Investment Committee of the Company, the members of which are Mr. Tomnitz, Mr. Oxley, Mr. Allen and Mr. Walker, is vested with sole responsibility over investment decisions involving, in any single transaction or a series of related transactions, Capital Expenditures of $20 million or less (the "Investment Committee Approval Threshold"). All decisions by the Investment Committee require the approval of a majority of the members of the Investment Committee. Investment decisions involving Capital Expenditures in excess of the Investment Committee Approval Threshold are subject to approval by the Company's Board. As the Company's business regularly involves transactions of this nature, this approval structure was established so that the Investment Committee would have the authority to approve ordinary course transactions to be entered into by the Company, and Board approval would be required for transactions of greater significance.

Second, the Charter provides that the Company shall not, without the prior written approval of D.R. Horton, acquire (including by way of merger, exchange offer, recapitalization, reorganization, liquidation or dissolution) any business, debt or equity interests, operations or assets of any person, or make any investment in or loan to any person, in any single transaction or series of related transactions, involving Capital Expenditures in excess of $20 million (the "D.R. Horton Approval Threshold" and together with the Investment Committee Approval Threshold, the "Approval Thresholds"). The D.R. Horton Approval Threshold was set at the same level as the Investment Committee Approval Threshold, with the intention that approval from D.R. Horton would only be required for more significant transactions rather than ordinary course transactions.

Since the 2017 Merger and the adoption of the Charter, the Company has grown, and economic conditions have changed, rendering the current Approval Thresholds impracticable and burdensome. The Company had real estate assets of $130 million at December 31, 2017, the fiscal year ended immediately following the closing of the Merger. Since then, the Company's total real estate assets have increased by over 1600% to $2.3 billion as of the fiscal year ended September 30, 2024. The proposed $45 million Approval Threshold constitutes 2% of the Company's real estate assets at September 30, 2024, compared to the initial $20 million Approval Threshold, which constituted 15% of the Company's real estate assets at December 31, 2017. Further, the economy has experienced significant inflation since adopting the Charter, which increased the costs of land, materials and labor. As a result, a considerable number of transactions entered into by the Company involve Capital Expenditures in excess of $20 million, such that the Investment Committee is not serving its intended function of approving routine transactions, and the approval of D.R. Horton is required for transactions that are considered to be routine. Our Board believes it is in the best interests of the Company, and consistent with the intent of establishing the Investment Committee and the Approval Thresholds, to increase such thresholds to accommodate the Company's growing business and to include a mechanism for future increases based on economic and market conditions, without requiring further amendments to the Charter.

Specifically, the Charter Amendment would:

- increase the Investment Committee Approval Threshold to $45 million, subject to an annual increase on the Adjustment Date (as defined below) by an amount equal to the product of (A) the one-year percentage change reported in the S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index (the "Case-Shiller Index Change") for the one-year period ending July 31 of the then-current calendar year, expressed as a decimal and (B) the Investment Committee Approval Threshold in effect immediately prior to the applicable Adjustment Date. Any adjustments to the Investment Committee Approval Threshold shall be rounded to the nearest $100,000. If the Case-Shiller Index Change is negative for any annual period, there shall be no adjustment, and the then-current Investment Committee Approval Threshold shall remain in effect until the next Adjustment Date. Adopting the Charter Amendment would mean that the Investment Committee would be authorized to approve investment decisions involving Capital Expenditures of $45 million or less, subject to the adjustment described above; and

- increase the D.R. Horton Approval Threshold to $45 million, subject to an annual increase on the Adjustment Date by an amount equal to the product of (A) the one-year percentage change reported in the Case-Shiller Index Change for the one-year period ending July 31 of the then-current calendar year, expressed as a decimal and (B) the D.R. Horton Approval Threshold in effect immediately prior to the applicable Adjustment Date. Any adjustments to the D.R. Horton Approval Threshold shall be rounded to the nearest $100,000. If the Case-Shiller Index Change is negative for any annual period, there shall be no adjustment, and the then-current D.R. Horton Approval Threshold shall remain in effect until the next Adjustment Date. Adopting the Charter Amendment would mean that approval from D.R. Horton would only be required for transactions involving Capital Expenditures in excess of $45 million, subject to the adjustment described above.

For purposes of the Charter Amendment, "Adjustment Date" means the last Tuesday of September or, if the Case-Shiller Index Change has not been published as of such date, the date that the Case-Schiller Index Change for the relevant period is published.

The Charter Amendment will be set forth in a Certificate of Amendment. If approved, the Charter Amendment will be effective upon filing the Certificate of Amendment setting forth the Charter Amendment with the Delaware Secretary of State, which we anticipate doing as soon as practicable following stockholder approval of the Charter Amendment. In addition, if the stockholders approve the Charter Amendment and the Certificate of Amendment setting forth the Charter Amendment is filed with the Delaware Secretary of State, we intend to file a Restated Certificate of Incorporation to integrate the Charter and the Charter Amendment into a single document. Our Board reserves the right to elect to abandon the Charter Amendment at any time before it becomes effective even if it is approved by the stockholders. If the Company's stockholders do not approve the Charter Amendment, the Certificate of Amendment will not be filed with the Delaware Secretary of State, and the existing Approval Thresholds will remain in the Charter.

Approval of the Charter Amendment requires the affirmative vote of a majority of the outstanding shares of the Company's common stock entitled to vote as of the record date. Abstentions and broker non-votes, if any, will have the effect of a vote against the Charter Amendment.

> The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" Approval of an Amendment to the Company's Second Amended and Restated Certificate of Incorporation to Modify Transaction Approval Thresholds.

Audit Committee Report

      The Audit Committee assists the Board of Directors in its oversight of the integrity of the financial statements; compliance with legal and regulatory requirements; the adequacy of internal control over financial reporting; and the independence, qualifications, and performance of the independent registered public accounting firm and the internal auditors. Our duties and responsibilities are more fully described in our charter, which is available on the Company's website at *www.forestar.com.*

      Management is responsible for the financial statements, the effectiveness of internal control over financial reporting and compliance with legal and regulatory requirements. The independent registered public accounting firm, Ernst & Young LLP, is responsible for auditing the financial statements and expressing its opinion on the conformity of the financial statements with generally accepted accounting principles.

      In fulfilling our oversight responsibilities, we reviewed and discussed with management and Ernst & Young LLP the audited financial statements for the year ended September 30, 2024. We also reviewed and discussed with Ernst & Young LLP the audit plans and the matters required to be discussed by the Public Company Accounting Oversight Board. In addition, we received and reviewed the written disclosures and letter from Ernst & Young LLP required by applicable rules of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and have discussed with Ernst & Young LLP their independence.

      Based on this, we recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended September 30, 2024, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE:

Samuel R. Fuller, Chair

Kellie L. Fischer

Lisa H. Jamieson

Elizabeth (Betsy) Parmer

George W. Seagraves, II

Proposal No. 4 – Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP to continue to serve as the independent registered public accounting firm to audit our consolidated financial statements for fiscal year 2025. Fees paid or accrued by the Company for the audit and other services provided by Ernst & Young LLP for the last two fiscal years were:

	2024	2023
Audit Fees	$ 930,000	$ 815,111
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total[1]	$ 930,000	$ 815,111

(1) All of the fees listed above were approved by the Audit Committee, and therefore, none were approved based on waiver of pre-approval under Rule 2-01(c)(7)(i)(C) of Regulation S-X.

All services provided by the independent registered public accounting firm must be pre-approved by the Audit Committee. Under the pre-approval policy, the Audit Committee pre-approves by type and amount the services expected to be provided by the independent registered public accounting firm during the coming year. This pre-approval is documented in the minutes of the Audit Committee meeting. The types of services the Audit Committee pre-approves annually are the audit, audit-related and certain tax services described above.

The Chair of the Audit Committee may grant approvals between Audit Committee meetings for services not pre-approved by the full Audit Committee. Such approvals must be reported to the full Audit Committee at its next meeting. Pre-approval is not required for non-audit services that were not recognized as non-audit services at the time of engagement, if the aggregate amount of such services does not exceed the lesser of $100,000 or 5% of the total amount of fees paid to the independent registered public accounting firm during that fiscal year. Such services are promptly brought to the attention of and approved by the Audit Committee prior to completion of the current year's audit. During fiscal 2024, no services were approved pursuant to this exception.

In addition, the Audit Committee must separately pre-approve any significant changes in scope or fees for any approved service. No pre-approval authority is delegated to management. Quarterly, the committee reviews the specific services that have been provided and the related fees.

Representatives of Ernst & Young LLP will be present in person or by conference call at the 2025 Annual Meeting and given the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

Stockholder ratification is not required for the selection of Ernst & Young LLP because the Audit Committee is responsible for selecting our independent registered public accounting firm. The selection, however, is being submitted for ratification by the stockholders. No determination has been made as to what action the Audit Committee would take if stockholders do not ratify the selection.

> The Board of Directors Unanimously Recommends that Stockholders Vote "FOR" the Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for our Fiscal Year Ending September 30, 2025.

Beneficial Ownership of Common Stock

Management

The following table sets forth information regarding the beneficial ownership of our common stock as of the close of business on November 22, 2024 by (i) each of our directors and nominees for director, (ii) each named executive officer, and (iii) all current directors and executive officers as a group.

We determined beneficial ownership as reported in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, beneficial ownership includes both sole voting and sole dispositive power. Even though SEC rules require reporting all the shares listed in the table, the directors and executive officers may not claim beneficial ownership of all of these shares. For example, a director or executive officer might not claim beneficial ownership of shares owned by a relative. Unless otherwise indicated, the table does not include any shares that may be held by pension and profit-sharing plans of the corporations or endowment funds of educational and charitable institutions for which various directors and officers serve as directors or trustees.

	Amount and Nature of Common Stock Beneficially Owned	
Beneficial Owner	**Number of Shares Beneficially Owned**[1]	**Percent of Class**
Non-Employee Directors		
Kellie L. Fischer	—	*
Samuel R. Fuller	24,951	*
Lisa H. Jamieson	19,451	*
Elizabeth (Betsy) Parmer	1,320	*
George W. Seagraves, II	—	*
Named Executive Officers		
Donald J. Tomnitz	106,369	*
Anthony W. Oxley	3,210	*
James D. Allen	36,654	*
Mark S. Walker	12,784	*
Daniel C. Bartok**	20,000	*
Group		
All directors and current executive officers (9 persons) as a group	204,739	*

* Less than one percent based upon a total of 50,669,946 shares of common stock outstanding on November 22, 2024.

** Mr. Bartok's shares are as of his retirement date of January 1, 2024. His shares are not included in the group total, as he is not a current executive officer.

(1) No shares of our common stock were owned by relatives of our directors, named executive officers, or directors and executive officers as a group.

Certain Other Beneficial Owners

Based on 13G and 13D filings, the name, address and stock ownership of each person or group of persons known by us to own beneficially more than five percent of the outstanding shares of our common stock as of the close of business on November 22, 2024 follows.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	Number	Percent[4]
D.R. Horton, Inc.[1] 1341 Horton Circle Arlington, Texas 76011	31,451,063	62.1%
The Vanguard Group [2] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	2,777,578	5.6%
Dimensional Fund Advisors LP [3] 6300 Bee Cave Road, Building One Austin, Texas 78746	2,602,177	5.1%

(1) Based solely upon information contained in the most recently filed Schedule 13D/A of D.R. Horton, filed with the SEC on November 1, 2024, reflecting beneficial ownership as of October 28, 2024. According to this Schedule 13D/A, D.R. Horton had sole voting power for 31,451,063 of these shares, no shared voting power, sole dispositive power for 31,451,063 of these shares and no shared dispositive power.

(2) Based solely upon information contained in the most recently filed Schedule 13G/A of The Vanguard Group, filed with the SEC on February 13, 2024, reflecting beneficial ownership as of December 29, 2023. According to this Schedule 13G/A, The Vanguard Group had no sole voting power, shared voting power for 13,581 of these shares, sole dispositive power for 2,747,092 of these shares, and shared dispositive power for 30,486 of these shares.

(3) Based solely upon information contained in the most recently filed Schedule 13G of Dimensional Fund Advisors LP, filed with the SEC on October 31, 2024, reflecting beneficial ownership as of September 30, 2024. According to this Schedule 13G, Dimensional Fund Advisors LP had sole voting power for 2,550,742 of these shares, no shared voting power, sole dispositive power for 2,602,177 of these shares, and no shared dispositive power.

(4) The percentages are calculated based on 50,669,946 outstanding shares at November 22, 2024.

Certain Relationships and Related Party Transactions

Related Party Transaction Policy

We maintain a written policy and procedures for the review, approval or ratification of any related party transactions that we are required to report under this section of the Proxy Statement.

Under the related party transaction policy, any transaction, arrangement or relationship between a related party and us must be reviewed and approved by the Nominating and Governance Committee, unless pre-approved under the policy. The policy deems the following transactions, arrangements or relationships as pre-approved:

- Compensation arrangements required to be reported under the Director or Executive Compensation sections of the proxy statement;

- Compensation arrangements with an executive officer who is not an immediate family member of another related party;

- Business expense reimbursements;

- Transactions with an entity in which the related party owns less than 10% of the other entity;

- Transactions with an entity in which the related party is a director only;

- Transactions with an entity in which the related party is not an executive officer or a partner, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that entity's total annual revenues;

- Indebtedness for transactions in the ordinary course of business;

- Transactions available to all employees in the ordinary course of business, including employment by the Company of an executive officer or any related party provided such employment is approved by an executive officer of the Company who is disinterested in the transaction;

- Transactions involving a related party where the rates or charges involved are determined by competitive bids, provided such transaction is approved by an executive officer of the Company who is disinterested in the transaction;

- Transactions with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law of governmental authority;

- Transactions between D.R. Horton and us that are contemplated by, and approved in accordance with (i) Section 6.2 of our Second Amended and Restated Certificate of Incorporation, (ii) the A&R Stockholder's Agreement between D.R. Horton and us dated October 28, 2024 and (iii) the Master Supply Agreement between D.R. Horton and us dated June 29, 2017, all of which were initially approved by our stockholders at a Special Meeting of Stockholders held on October 3, 2017, provided such transactions are approved by our Investment Committee and/or Board of Directors (independent directors) as contemplated in such governing documents and agreements; and

- Transactions between the Company and D.R. Horton subsidiaries: Vidler Water Resources, Inc. Tierra Financial Advisors, LLC, and DHI Title Agency in the ordinary course of business.

Under the policy, the Nominating and Governance Committee, in the course of review of a potentially material related party transaction, will consider, among other things, whether the transaction is in our best interest, whether the transaction is entered into on an arms-length basis, whether the transaction conforms to our Standards of Business Conduct and Ethics and whether the transaction impacts a director's independence under the NYSE listing standards. A related party transaction that has been approved or ratified by the independent members of our Board of Directors does not require approval or ratification by the Nominating and Governance Committee.

If we enter into a related party transaction that has not received approval of the Nominating and Governance Committee or Board of Directors or was not pre-approved under our policy, or if a transaction that was not originally a related party transaction later becomes a related party transaction, the Nominating and Governance Committee must review the transaction promptly and may ratify the transaction. Unless there is a compelling business or legal reason for us to continue with the transaction, the Nominating and Governance Committee may only ratify the transaction if it determines that the transaction is fair to us and any failure to comply with the related party transaction policy was not due to fraud or deceit.

Related party transactions between D.R. Horton and us that have been approved by our Investment Committee (i.e., currently transactions of $20 million or less, subject to the increase set forth in the Charter Amendment described in Proposal 3) and are of the type contemplated in Section 6.2 of our Second Amended and Restated Certificate of Incorporation, the A&R Stockholder's Agreement between D.R. Horton and us dated October 28, 2024 and the Master Supply Agreement between D.R. Horton and us dated June 29, 2017 may be ratified by the Nominating and Governance Committee on a quarterly basis or at the next scheduled meeting of the Nominating and Governance Committee at which the Committee chairperson includes such item on the meeting agenda.

Stockholder's Agreement

We entered into an Amended and Restated Stockholder's Agreement, dated October 28, 2024, (the "A&R Stockholder's Agreement") with D.R. Horton that provides for certain Board and Board committee appointment rights and certain approval rights. For a discussion of the Board and Board committee appointment requirements, see "*Proposal No. 1 — Election of Directors — Stockholder's Agreement* " and "*Corporate Governance and Board Matters — Board Committees and Stockholder's Agreement*."

Also under the A&R Stockholder's Agreement and our Second Amended and Restated Certificate of Incorporation, we must maintain an investment committee (which will not be considered a committee of the Board) (the "Investment Committee"), the members of which will be our officers or employees who are (a) experienced professionals in the land acquisition and development business or (b) the chief executive officer, the chief financial officer, the general counsel or the president of community development (or any person serving in an equivalent role). Our Executive Chairman will be a member of the Investment Committee at all times. The other members of the Investment Committee will be appointed by the Nominating and Governance Committee. Under the A&R Stockholder's Agreement, the Investment Committee is solely responsible for investment decisions involving capital expenditures of $45 million or less, subject to an increase each year as described in the A&R Stockholder's Agreement (each, an "Investment Committee Approval Transaction"), however, because this provision also appears in the Second Amended and Restated Certificate of Incorporation, unless and until the Charter Amendment (as defined herein) contained in Proposal 3 is approved, such threshold remains at $20 million. All decisions of the Investment Committee will require the approval of a majority of the members of the Investment Committee. Any investment decision that does not qualify as an Investment Committee Approval Transaction will be subject to approval by the Board (independent members). Effective January 1, 2024, our Investment Committee consists of Mr. Tomnitz, Mr. Oxley, Mr. Allen and Mr. Walker.

For so long as D.R. Horton and its affiliates beneficially own 35% or more of our voting securities, we may not take any of the following actions without the prior written consent of D.R. Horton: (i) declare or make any extraordinary or in-kind dividend other than a dividend on a pro rata basis to all stockholders or a dividend to us or any of our wholly-owned subsidiaries; (ii) issue any new class of equity or voting securities; (iii) issue equity or equity-linked securities or voting securities (a) in the case of securities issued as employee compensation, constituting 1% or more of the then outstanding shares of our common stock in any calendar year or (b) in any other case, constituting 10% or more of the then-outstanding number of shares of our common stock; (iv) incur indebtedness above certain levels; (v) select, terminate or remove certain key officers or change their compensation arrangements; (vi) make or approve any fundamental change in our business of developing residential and mixed-use real estate; (vii) acquire assets or enter into mergers or similar acquisitions involving capital expenditures in excess of $45 million, subject to an increase each year as described in the A&R Stockholder's Agreement, however, unless and until the Charter Amendment (as defined herein) contained in Proposal 3 is approved, such threshold remains at $20 million; (viii) effect or approve any voluntary liquidation, dissolution or winding-up or certain events of bankruptcy or insolvency; or (ix) enter into any strategic alliance or commercial agreement of a nature similar to the Master Supply Agreement (as described below) with a person other than D.R. Horton.

In addition, at all times when D.R. Horton and its affiliates beneficially own 35% or more of our voting securities, we may not take any of the following actions without approval of a majority of the independent directors who are not also affiliated with D.R. Horton: (i) enter into, amend, modify, terminate or approve any transaction between us, on one hand, and D.R. Horton or any of its affiliates, on the other hand, or enter into any waiver, consent or election thereunder (other than an Investment Committee Approval Transaction); (ii) amend, modify or terminate, or enter into any waiver, consent or election under, the A&R Stockholder's Agreement or enter into any merger or business combination with D.R. Horton or any of its affiliates; (iii) enter into any merger, business combination or similar transaction in which D.R. Horton receives consideration for our common stock of greater value or in a different form than our other stockholders; or (iv) settle any claim between us and D.R. Horton (other than an Investment Committee Approval Transaction).

For so long as D.R. Horton and its affiliates beneficially own 20% or more of our voting securities, we may not amend our or our subsidiaries' organizational documents in any manner that could adversely affect the rights of D.R. Horton under the A&R Stockholder's Agreement. In addition, we may not amend our or our subsidiaries' organizational documents in any manner that could adversely affect the rights of our other stockholders under the A&R Stockholder's Agreement.

Except in certain cases, D.R. Horton has a pre-emptive right (but not the obligation) to participate in any issuance of equity or other securities by us by purchasing up to D.R. Horton's and its subsidiaries' pro rata portion of such equity or other securities at a price and otherwise upon the same terms and conditions as offered to other investors.

Pursuant to the customary registration rights with respect to our common stock held by D.R. Horton, its affiliates and their permitted transferees provided for by the A&R Stockholder's Agreement, we filed an effective shelf registration statement permitting the resale of 15,000,000 shares of our common stock by D.R. Horton, its affiliates and their permitted transferees with the SEC which became effective on October 2, 2024. D.R. Horton also has the right, subject to certain limitations, to require us to register our common stock held by D.R. Horton for resale. D.R. Horton also has piggyback registration rights in connection with offerings of our common stock by our other stockholders or us. The A&R Stockholder's Agreement also provides that D.R. Horton and its affiliates will not be prohibited from engaging in business opportunities independently of us unless the opportunity is offered to an individual who is both an officer or director of D.R. Horton or its affiliates and an officer or director of ours and the offer is made in writing to the individual in his or her capacity as an officer or director of us.

The A&R Stockholder's Agreement will terminate on the first day that D.R. Horton and its affiliates beneficially own less than 15% of our voting securities, provided that the provisions of the A&R Stockholder's Agreement relating to D.R. Horton's registration rights, the waiver of business opportunities and certain customary provisions will survive the termination of the A&R Stockholder's Agreement.

Additional information regarding the A&R Stockholder's Agreement, including a copy of the A&R Stockholder's Agreement, can be found in our Current Report on Form 8-K filed with the SEC on November 1, 2024.

Master Supply Agreement

We entered into a Master Supply Agreement with D.R. Horton. The terms of the Master Supply Agreement, unless earlier terminated, continue until the earlier of (a) the date that D.R. Horton and its affiliates beneficially own less than 15% of our voting securities and (b) June 29, 2037.

Under the Master Supply Agreement, we will present to D.R. Horton all single-family residential lot development opportunities (subject to certain exceptions) that we desire to acquire and develop that have been approved or conditionally approved by the Investment Committee (a "Company Sourced Opportunity"); and D.R. Horton has the right, but not the obligation, to present us with lot development opportunities that D.R. Horton desires Forestar to acquire for development (if presented to us, a "D.R. Horton Sourced Opportunity").

The following opportunities are excluded from Company Sourced Opportunities: (a) any opportunities, developments or ventures owned, under contract, the subject of a letter of intent or otherwise being pursued, by us at the time of the Merger; or (b) any opportunities presented to us by a third-party builder.

We and D.R. Horton will collaborate regarding all Company Sourced Opportunities and all D.R. Horton Sourced Opportunities after considering current and future market conditions. If we and D.R. Horton agree to pursue a Company Sourced Opportunity or a D.R. Horton Sourced Opportunity, such agreement will be evidenced by a mutually agreed upon written development plan prepared at the direction of the Investment Committee (a "Development Plan"), addressing, among other things, the number, size, layout and projected price of lots, phasing, timing, amenities and entitlements and are referred to as either a "Company Sourced Development" or a "D.R. Horton Sourced Development," as the case may be.

D.R. Horton or its affiliates have (a) a right of first offer ("ROFO") to buy up to 50% of the lots in the first phase (and in any subsequent phase in which D.R. Horton purchased at least 25% of the lots in the previous phase) in each Company Sourced Development; and (b) the right to purchase up to 100% of the lots in each D.R. Horton Sourced Development, at the then current fair market price and terms per lot, as mutually agreed to by us and D.R. Horton. All lots in a Company Sourced Development in which a D.R. Horton affiliate participates as a buyer will be equitably allocated among D.R. Horton and any other builders in each phase taking into consideration the location, size and other attributes associated with the lots. The agreement evidencing the ROFO for the lots in the Company Sourced Development (the "ROFO Agreement"), and the purchase and sale agreement for the lots in the D.R. Horton Sourced Development (the "PSA"), will be negotiated, finalized and executed as a part of the Development Plan. In all events, the Development Plan will be finalized, and the ROFO Agreement will be negotiated, finalized and executed, prior to the expiration of the feasibility period in any contract to acquire a Company Sourced Development. D.R. Horton will assign to us on an "as-is," "where-is basis" the contract to acquire a D.R. Horton Sourced Development after the finalization of the Development Plan and PSA for such D.R. Horton Sourced Development.

We, at our sole cost and expense, will perform and direct, through our employees, agents and contractors, all functions relative to diligence, entitlement, financing, planning, design and construction of all on-site and off-site improvements required for any development.

In addition to termination for breach or mutual agreement of the parties, we may terminate the Master Supply Agreement at any time that D.R. Horton and its affiliates beneficially own less than 25% of our voting securities.

Additional information regarding the Master Supply Agreement, including a copy of the Master Supply Agreement, can be found in our Current Report on Form 8-K filed with the SEC on June 29, 2017.

Shared Services Agreement

We entered into a Shared Services Agreement with D.R. Horton pursuant to which D.R. Horton provides us certain administrative, compliance, operational and procurement services. During fiscal 2024, we paid D.R. Horton approximately $5.6 million for these shared services and $9.6 million for the cost of health insurance and other employee benefits. The amount we pay for these shared services is re-evaluated and agreed to each fiscal year.

In addition to termination for breach or mutual agreement of the parties, the Shared Services Agreement shall terminate 30 calendar days after it is determined that D.R. Horton owns less than 20% of our voting securities.

Additional information regarding the Shared Services Agreement, including a copy of the Shared Services Agreement, can be found in our Annual Report on Form 10-K filed with the SEC on November 19, 2020.

Tax Sharing Agreement

We are subject to a Tax Sharing Agreement with D.R. Horton. This agreement sets forth an equitable method for reimbursements of tax liabilities or benefits between D.R. Horton and us related to state and local income, margin or franchise tax returns filed on a unitary basis with D.R. Horton. In accordance with this agreement, we reimbursed D.R. Horton $2.2 million in fiscal 2024 for our tax expense generated in fiscal 2023.

Additional information regarding the Tax Sharing Agreement, including a copy of the Tax Sharing Agreement, can be found in our Annual Report on Form 10-K filed with the SEC on November 17, 2023.

Related Party Transactions

D.R. Horton

We participate in real property transactions with D.R. Horton at market terms and negotiate pricing in the normal course of business. These real property transactions are of the type contemplated by the Master Supply Agreement and the A&R Stockholder's Agreement. In instances where D.R. Horton already has the land under contract, we may underwrite the transaction independently and choose to close in place of D.R. Horton after D.R. Horton assigns us the contract. We will develop the land into finished residential lots. We will enter into a lot purchase contract with D.R. Horton to sell the lots to D.R. Horton at negotiated current fair, market prices. Sometimes, D.R. Horton may provide us with land development services related to these transactions. If land development services are provided, the fees we owe for these services are deducted from the lot sale proceeds we receive from D.R. Horton. Alternatively, we may source the land directly, develop the land into finished residential lots, enter into a lot purchase contract with D.R. Horton and sell such lots to D.R. Horton or a third party at negotiated current, fair market prices.

Additionally, we make short-term strategic investments in finished lots (lot banking) and undeveloped land (land banking), with the intent to sell these assets within a short time period, primarily to D.R. Horton, without any development services. For lot and land banking, D.R. Horton reimburses us for any costs incurred during the holding period, which is typically 6 to 18 months, and pays us a negotiated current fair, market price plus a carrying fee, typically a percentage of the acquisition cost.

Real property transaction or series of related transactions expected to result in capital expenditures greater than a certain threshold (currently transactions of $20 million or greater, subject to the increase set forth in the Charter Amendment described in Proposal 3) are approved by the Investment Committee and by the independent members of our Board of Directors as set forth in our Second Amended and Restated Certificate of Incorporation and the A&R Stockholder's Agreement and in accordance with our Related Party Transaction Policy. Real property transactions approved by the independent members of our Board of Directors do not require separate ratification by our Nominating and Governance Committee under the terms of our Related Party Transaction Policy. Furthermore, under the terms of the Second Amended and Restated Certificate of Incorporation and the A&R Stockholder's Agreement, we require the prior written consent of D.R. Horton to acquire any asset or similar acquisitions involving capital expenditures in excess of a certain threshold (currently transactions of $20 million or greater, subject to the increase set forth in the Charter Amendment described in Proposal 3). See further details on the proposed amendment to the Second Amended and Restated Certificate of Incorporation under Proposal 3.

At September 30, 2024, we owned or controlled through option purchase contracts approximately 95,100 residential lots, of which approximately 57,800 were owned and 37,300 were controlled through purchase contracts. Of our total owned residential lots, approximately 20,500 are under contract to sell to D.R. Horton. Additionally, D.R. Horton has the right of first offer on approximately 17,200 of our owned residential lots based on executed purchase and sale agreements.

At September 30, 2024, we had earnest money deposits of approximately $168.4 million from D.R. Horton related to land and lot option purchase contracts.

During fiscal 2024, we sold 13,267 residential lots to D.R. Horton for approximately $1.3 billion. In addition, during fiscal 2024, we sold approximately 32 residential tract acres to D.R. Horton for $2.1 million, recognized $19.0 million in revenue related to land banking contracts with D.R. Horton and recognized $2.6 million of other revenues from transactions with D.R. Horton.

At September 30, 2024, we had contract liabilities of $2.6 million related to our remaining unsatisfied performance obligations relating to lot sales to D.R. Horton and contract assets of $6.5 million related to a contract with D.R. Horton.

During fiscal 2024, we reimbursed D.R. Horton approximately $27.5 million for previously paid earnest money and $22.9 million for pre-acquisition and other due diligence and development costs related to land purchase contracts identified by D.R. Horton that we independently underwrote and closed. At September 30, 2024, we owed $5.2 million to D.R. Horton for earnest money, pre-acquisition, due diligence costs and other costs related to these land purchase contracts and other intercompany transactions in the normal course of business. During fiscal 2024, we paid D.R. Horton $0.9 million for land development services. During fiscal 2024, we paid $0.2 million of fees to D.R. Horton's wholly-owned title company.

In addition, we lease office space from D.R. Horton in various locations throughout the U.S. During fiscal 2024, we paid D.R. Horton aggregate lease payments of approximately $0.5 million for these spaces. During fiscal 2024, we reimbursed D.R. Horton $2.7 million for corporate and administrative expenses paid by D.R. Horton on behalf of the Company.

The real property transactions described in this "Certain Relationships and Related Party Transactions" section are usual and customary real property transactions for companies in the homebuilding and land development businesses. These real property transactions are discussed in this section because D.R. Horton owned approximately 62% of our common stock at November 22, 2024. Other than described and disclosed in this section, the individual executive officers or directors of the Company and D.R. Horton have no beneficial interest in these real property transactions other than in their oversight or employment capacity as officers or directors of their respective companies.

R&R

In December 2023, D.R Horton assigned to the Company D.R. Horton's right under a land purchase contract between D.R Horton and Double R DevCo, LLC (referred to herein as "R&R") to purchase the first phase of land, approximately 154 acres, in Fort Worth, Denton County, Texas for a purchase price of approximately $11.3 million. Simultaneously with the assignment of the land purchase contract, the Company and D.R Horton entered into a finished lot purchase agreement concerning the 154 acres that will be developed into approximately 564 finished lots. Development work began in January 2024.

The land is a development referred to as Lone Star at Liberty Trails. R&R is owned and controlled by Ryan and Reagan Horton, the adult sons of the late Chairman of D.R Horton, Donald R. Horton. This Related Party Transaction was approved in accordance with our Related Party Transaction Policy.

Employment

Drew Bartok, adult son of Daniel C. Bartok, the Company's former Chief Executive Officer until January 1, 2024, was employed by the Company as a Senior Entitlement and Development Director in our Sarasota office until his departure on June 14, 2024. In fiscal 2024, Drew Bartok earned cash compensation of $175,436 and no equity compensation. His compensation was consistent with the compensation provided to other employees of the same level with similar responsibilities.

Taylor Tomnitz, adult daughter of Donald J. Tomnitz, the Company's Executive Chairman, is employed by the Company as a Marketing Associate in our Arlington office. In fiscal 2024, Taylor Tomnitz earned cash compensation of $104,787 and no equity compensation. Her compensation was consistent with the compensation provided to other employees of the same level with similar responsibilities.

Delinquent Section 16(a) Reports

Under U.S. securities laws, directors, certain officers and persons holding more than 10% of our common stock must report their initial ownership of our common stock and any changes in their ownership to the SEC. The SEC has designated specific due dates for these reports, and we must identify in this Proxy Statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that each person who at any time during the 2024 fiscal year was a director or an executive officer or held more than 10% of our common stock filed the required reports on time in fiscal year 2024 except for Mr. Oxley who filed one late Form 4 on May 1, 2024 to report a common stock purchase on April 24, 2024.

General Information

Time, Place and Purposes of Meeting

Our 2025 Annual Meeting of Stockholders will be held on Monday, January 20, 2025, at 9:00 a.m. Central Time, at our corporate offices located at 2221 E. Lamar Blvd., Suite 790, Arlington Texas 76006. The purposes of the 2025 Annual Meeting are set forth in the Notice of Annual Meeting of Stockholders.

Record Date

Holders of our common stock as of the close of business on November 22, 2024, the record date, may vote at the 2025 Annual Meeting, either in person or by proxy. At the close of business on November 22, 2024, 50,669,946 shares of our common stock were outstanding and entitled to vote at the 2025 Annual Meeting. Common stock is our only authorized voting security, and each share of our common stock is entitled to one vote on each matter properly brought before the meeting. A list of stockholders as of the record date will be available for examination by any stockholder during ordinary business hours at the offices of Forestar set forth above for at least ten days before the 2025 Annual Meeting.

Stockholders Sharing the Same Address

Any broker, bank or other nominee of any stockholder who is a beneficial owner, but not the record holder, of the Company's common stock may deliver only one copy of this Proxy Statement and our Annual Report to multiple stockholders sharing an address, unless the broker, bank or nominee has received contrary instructions from one or more of the stockholders.

In addition, with respect to record holders, in some cases, only one copy of this Proxy Statement and our Annual Report will be delivered to multiple stockholders sharing an address unless the Company has received contrary instructions from one or more of the stockholders. Upon written or oral request, the Company will deliver promptly and free of charge a separate copy of this Proxy Statement and our Annual Report to a stockholder at a shared address to which a single copy was delivered. You can notify your broker, bank or other nominee (if you are not the record holder) or the Company (if you are the record holder) that you wish to receive a separate copy of this Proxy Statement and our Annual Report in the future, or alternatively, that you wish to receive a single copy of the materials instead of multiple copies. The Company's contact information for these purposes is: Forestar Group Inc., 2221 E. Lamar Blvd., Suite 790, Arlington, Texas 76006, Attention: Corporate Secretary; (817) 769-1860 or by email: InvestorRelations@forestar.com.

Difference Between Holding Shares as a Stockholder of Record and as a Beneficial Owner

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the "stockholder of record" with respect to those shares, and this Proxy Statement and our Annual Report have been sent directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, those shares are held in "street name" and you are considered the "beneficial owner" of the shares, and this Proxy Statement and our Annual Report have been forwarded to you by your broker, bank or other nominee, who is the stockholder of record. You will receive separate instructions from your broker, bank or other holder of record describing how to vote your shares.

Voting Your Shares

If you hold shares in your own name as a stockholder of record, you may cast your vote in one of four ways:

- *By Submitting a Proxy by Internet.* You may submit a proxy via the internet 24 hours a day, 7 days a week on the website *www.proxyvote.com*. To be valid, your proxy by internet must be received by 11:59 p.m., Eastern Time, on January 19, 2025.

- *By Submitting a Proxy by Telephone.* You may submit a proxy by telephone 24 hours a day, 7 days a week by calling 1-800-690-6903. Follow the simple instructions provided by the recorded message. To be valid, your proxy by telephone must be received by 11:59 p.m., Eastern Time, on January 19, 2025.

- *By Submitting a Proxy by Mail.* If you have printed the proxy card from the website or received, upon request, a hard copy of the proxy card and wish to submit your proxy by mail, you must mark your proxy card, sign and date it, and return it in the prepaid envelope that has been provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. To be valid, your proxy by mail must be received prior to the 2025 Annual Meeting.

- *At the Annual Meeting.* You can vote your shares in person at the 2025 Annual Meeting.

If you are a beneficial owner of shares held in street name, your broker, bank or other nominee will provide you with materials and instructions for voting your shares. The availability of telephone or internet voting will depend on the voting process of the institution holding your shares. Please check with your bank or broker and follow the voting procedures they provide to vote your shares.

If you properly submit your proxy by one of these methods, and you do not subsequently revoke your proxy, your shares will be voted in accordance with your instructions.

If your shares are held in your own name as a stockholder of record and you return your signed proxy card or vote by telephone or internet but do not specify a voting choice, your shares will be voted as follows:

- FOR the election of all director nominees.

- FOR the advisory vote on the approval of our executive compensation.

- FOR the amendment to the Company's Second Amended and Restated Certificate of Incorporation to Modify Transaction Approval Thresholds.

- FOR ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025.

Voting in Person at the Annual Meeting

If you hold shares in your own name as a stockholder of record, you are invited to attend the 2025 Annual Meeting and cast your vote at the meeting by properly completing and submitting a ballot at the meeting. If you are the beneficial owner of shares held in the name of your broker, bank or other nominee, you are invited to attend the meeting in person, but to vote at the meeting you must first obtain a legal proxy from your broker, bank or other nominee giving you the right to vote those shares and submit that proxy along with a properly completed ballot at the meeting.

How You Can Change or Revoke Your Vote

If you hold shares in your own name as a stockholder of record, you may change your vote or revoke your proxy at any time before voting begins at the 2025 Annual Meeting by:

- giving written notice of revocation to our Corporate Secretary at any time before the voting begins;

- signing and delivering a proxy that is dated after the proxy you wish to revoke;

- attending the meeting and voting in person by properly completing and submitting a ballot; or

- if you submitted a proxy by telephone or internet, by submitting a subsequent proxy by telephone or internet.

Attendance at the meeting, in and of itself, will not cause your previously granted proxy to be revoked unless you vote at the meeting.

We must receive your notice of revocation or later-dated proxy at or prior to voting at the 2025 Annual Meeting for it to be effective. It should be delivered to:

Forestar Group Inc.
2221 E. Lamar Blvd., Suite 790
Arlington, Texas 76006
Attention: Corporate Secretary

Alternatively, you may hand deliver a written revocation notice, or a later-dated proxy, to the Corporate Secretary at the meeting before the voting begins.

If you are the beneficial owner of your shares held in street name and you wish to change your vote, please check with your bank or broker and follow the procedures provided by them.

Quorum

The presence at the 2025 Annual Meeting, in person or by proxy, of holders of 25,334,973 shares (a majority of the votes entitled to be cast by the stockholders entitled to vote as of the record date) is required to constitute a quorum to transact business at the meeting. Proxies marked "abstain" and broker "non-votes" (each of which are explained below) will be counted in determining the presence of a quorum.

If the shares present in person or represented by proxy at the annual meeting are not sufficient to constitute a quorum, the stockholders by a vote of the holders of a majority of the votes entitled to be cast by the stockholders, present in person or by proxy at the meeting (which may be voted by the proxyholders at the meeting), may, without further notice to any stockholder (unless a new record date is set or the adjournment is for more than 30 days), adjourn the meeting to a different time and place to permit further solicitations of proxies sufficient to constitute a quorum. At any such adjourned meeting at which a quorum may be present, any business may be transacted that might have been transacted at the meeting as originally called.

Abstentions

An abstention occurs when a stockholder sends in a proxy with explicit instructions to decline to vote regarding a particular proposal. An abstention with respect to each of Proposal 1, Proposal 2 and Proposal 4 will not be counted as a vote "cast" for or against the proposal. Consequently, an abstention with respect to any such proposal scheduled for a vote at the annual meeting will not affect the outcome of the vote. An abstention with respect to Proposal 3 will have the effect of a vote against Proposal 3.

Broker Non-Votes

Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion but are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a broker "non-vote" for the matters on which the broker does not vote. A broker "non-vote" with respect to each of Proposal 1, Proposal 2 and Proposal 4 will not be counted as a vote "cast" for or against the proposal. Consequently, a broker "non-vote" with respect to any of these proposals will not affect the outcome of the vote. A broker "non-vote," if any, with respect to Proposal 3 will have the effect of a vote against Proposal 3.

Required Votes

Election of Directors

To elect a director nominee, the votes cast "for" that nominee must exceed the votes cast "against" that nominee. In accordance with our Corporate Governance Guidelines, each incumbent nominee who does not receive the required vote for election must tender his or her resignation to our Executive Chairman for consideration by the Nominating and Governance Committee of our Board of Directors. For more information on the operation of our majority voting standard, see "*Proposal No. 1 — Election of Directors*." Stockholders may not cumulate votes in the election of directors.

Advisory Approval of the Company's Executive Compensation

To approve the non-binding resolution regarding approval of executive compensation, the "for" votes cast in favor of the matter must exceed the "against" votes cast against the matter.

Amendment to the Company's Second Amended and Restated Certificate of Incorporation to Modify Transaction Approval Thresholds

To approve the Charter Amendment, a majority of the outstanding shares of the Company's common stock entitled to vote as of the record date must vote "for" the Charter Amendment.

Ratification of Independent Auditors

To ratify the appointment of our independent registered public accounting firm, the "for" votes cast in favor of the matter must exceed the "against" votes cast against the matter.

Proxy Solicitation

We are soliciting your proxy for the 2025 Annual Meeting and will pay all the costs of the proxy solicitation process. Our directors, officers and employees may solicit the return of proxies by personal contact, mail, electronic mail, facsimile, telephone or the internet. We may also issue press releases asking for your vote or post letters or notices to you on our website, *www.forestar.com*. Our directors, officers and employees will not receive additional compensation for such solicitation, but will be reimbursed for out-of-pocket expenses. We will request brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of our common stock. We will reimburse them for costs they incur in the solicitation.

Date for Receipt of Stockholder Proposals

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, stockholders may present appropriate proposals for inclusion in our proxy statement and for consideration at our annual meeting of stockholders by submitting their proposals to us in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2026 Annual Meeting, the proposal must be received by our Corporate Secretary by August 15, 2025 and must comply with the requirements of Rule 14a-8. Any stockholder proposal received after August 15, 2025 will not be considered for inclusion in our 2026 Proxy Statement.

Our amended and restated bylaws contain an advance notice procedure with regard to items of business to be brought before an annual meeting of stockholders by a stockholder. These procedures require that notice be made in writing to our Corporate Secretary and the item of business must otherwise be a proper matter for stockholder action. The notice must be received at our executive offices not less than 75 days nor more than 100 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the case of an annual meeting called for a date more than 50 days prior to the anniversary date, notice must be received not later than the close of business on the 10th day following the date on which notice of the annual meeting date is first mailed to stockholders or made public, whichever occurs first. Stockholder proposals to be brought before our 2026 Annual Meeting and submitted outside the processes of Rule 14a-8 will be considered untimely if they are submitted before October 12, 2025 or after November 6, 2025. Our amended and restated bylaws require that the notice of the proposal contain certain information concerning the proposing stockholder and the proposal.

Our amended and restated bylaws also contain an advance notice procedure for the nomination of candidates for election to the Board of Directors by stockholders. For a brief description of the nomination procedures, see "*Proposal No. 1 — Election of Directors — Selection of Director Nominees.*" Director nominations to be brought by stockholders before our 2026 Annual Meeting will be considered untimely if they are submitted before October 12, 2025 or after November 6, 2025. In addition to satisfying the deadlines in the advance notice provisions of our bylaws, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions for the 2026 Annual Meeting must provide the notice required under Rule 14a-19 to the Corporate Secretary no later than November 21, 2025. In the event that the date of the 2026 Annual Meeting is changed by more than 30 calendar days from the anniversary date of the 2025 Annual Meeting, then notice must be provided not later than 60 calendar days prior to the date of the 2026 Annual Meeting or the 10th calendar day following the day on which public disclosure of the date of the 2026 Annual Meeting is first made by the Company. The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our Bylaws as described above.

Voting Questions or Assistance

If you have any questions or require assistance with the voting process, please call 1-866-232-3037 (domestic) or 1-720-358-3640 (international).

Electronic Delivery of Proxy Materials

In an effort to reduce paper mailed to your home and help lower printing and postage costs, we are offering stockholders the convenience of viewing online proxy statements, annual reports and related materials. With your consent, we can stop sending future paper copies of these documents. To elect this convenience, stockholders may follow the instructions when voting online at *www.proxyvote.com*. Following the 2025 Annual Meeting, you may continue to register for electronic delivery of future documents by visiting *www-us.computershare.com/investor*. If you own shares indirectly through a broker, bank, or other nominee, please contact your financial institution for additional information regarding enrolling for electronic delivery.

Requesting Documents from the Company

On our website at *www.forestar.com* under the "Investor Relations — Corporate Governance — Governance Documents and Board Committees" sections, you will find the following: (i) Corporate Governance Guidelines, (ii) Audit Committee Charter, (iii) Compensation Committee Charter, (iv) Nominating and Governance Committee Charter, (v) Code of Ethics for Senior Financial Officers, (vi) Complaint Procedures for Accounting, Internal Control, Auditing and Financial Matters, (vii) Complaint Procedures for Employee Matters, (viii) Communications with the Board of Directors, (ix) Human Rights Policy, (x) Environmental Policy, and (xi) Standards of Business Conduct and Ethics. You may obtain a copy of any of these documents at no charge through our website or by contacting us for a printed set. In addition, The 2025 Proxy Statement is available at https://www.forestar.com/investor-home/financial-information/proxy-statements/default.aspx. Our Annual Report on Form 10-K for 2024, is available at https://www.forestar.com/investor-home/financial-information/annual-reports/default.aspx. You may obtain a copy of any of these documents at no charge through our website or by contacting us for a printed set. The exhibits of the Annual Report on Form 10-K are available upon payment of charges that approximate our cost of reproduction. You may contact us for these purposes at: Forestar Group Inc., 2221 E. Lamar Blvd., Suite 790, Arlington, Texas 76006, Attention: Corporate Secretary.

Other Matters

Our Board of Directors knows of no other business that may properly be, or that is likely to be, brought before the 2025 Annual Meeting. If, however, any other business should be properly presented for consideration at the meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the persons named in the accompanying proxy will vote the proxy as in their discretion they may deem appropriate.

By Order of the Board of Directors



ANTHONY W. OXLEY
President and Chief Executive Officer

ASHLEY DAGLEY
Senior Vice President - Governance, Risk and Securities and Corporate Secretary

Arlington, Texas
December 16, 2024

Exhibit A: Proposed Amendment to The Second Amended and Restated Certificate of Incorporation of the Company to Modify Transaction Approval Thresholds:

1. **Article VI, Section 6.2(a) of the Company's Second Amended and Restated Certificate of Incorporation (the "Charter") is proposed to be amended as follows:**

(a) The Corporation shall establish, and thereafter maintain, an Investment Committee (which shall not be considered a committee of the Board) (the "Investment Committee"), the members of which shall be officers or employees of the Corporation who are (A) experienced professionals in the land acquisition and development business or (B) the Chief Executive Officer, the Chief Financial Officer, the General Counsel or the President of Community Development (or any person serving in an equivalent role). Subject to Section 7.1, the Investment Committee shall be vested with sole responsibility over investment decisions of the Corporation and its Subsidiaries (each, an "Investment Decision") involving, in any single transaction or series of related transactions, Capital Expenditures ~~of $20,000,000 or less~~ in an amount equal to or less than the Approval Threshold (as defined below) (each such transaction or series of related transactions, an "Investment Committee Approval Transaction"). All decisions of the Investment Committee shall require the approval of a majority of the members of the Investment Committee. For purposes of this Certificate of Incorporation, (a) "Capital Expenditure" shall mean a capital expenditure made or incurred by the Company or any of its Subsidiaries, including property acquisitions and the incurrence of any asset-level or secured Indebtedness; provided, that, in the case of an acquisition of land for a development of residential lots, the dollar amount of such Capital Expenditure shall be deemed to include the purchase price of such development, plus the total expected development costs required (i) to prepare the initial phase of lots for the construction of homes, in the case of a development to be conducted in phases, or (ii) to prepare the land for the construction of homes, in the case of a development not to be conducted in phases and (b) "Indebtedness" shall mean, with respect to any Person, (i) all indebtedness for money borrowed and any obligations evidenced by bonds, debentures, notes or similar debt instruments; (ii) all liabilities secured by any mortgage, deed of trust, deed to secure debt, pledge, security interest, lien, charge or other encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; (iii) all guarantees, endorsements and other contingent obligations whether direct or indirect in respect of indebtedness of others, including any obligation to supply funds to or in any manner to invest directly or indirectly in a Person, to purchase indebtedness, or to assure the owner of indebtedness against loss through an agreement to purchase goods, supplies or services for the purpose of enabling the debtor to make payment of the indebtedness held by such owner, through indemnity or otherwise, and the obligation to reimburse the issuer in respect of any letter of credit; (iv) any obligation as a lessee or obligor under a capitalized lease; (v) all reimbursement obligations with respect to letters of credit or similar instruments issued by a Person; and (vi) all indebtedness, obligations or other liabilities under or with respect to (x) interest rate swap, collar, cap or similar agreements providing interest rate protection and (y) foreign currency exchange agreements.

2. **The following language is proposed to be inserted after Article VI, Section 6.2(d) of the Charter:**

For purposes of this Article VI and Article VII:

(i) "Adjustment Date" shall mean, for each year, the last Tuesday of September or, if the Case-Schiller Index Change has not been published as of such date, such later date that the Case-Shiller Index Change for the relevant Case-Shiller Period is published.

(ii) "Approval Threshold" shall mean $45,000,000, subject to an annual increase on the Adjustment Date by an amount equal to the product of (A) the Case-Shiller Index Change and (B) the Approval Threshold in effect immediately prior to the applicable Adjustment Date. Any adjustments to the Approval Threshold shall be rounded to the nearest $100,000. In the event the Case-Shiller Index Change for any Case-Shiller Period is negative, there shall be no adjustment, and the then-current Approval Threshold shall remain in effect until the next Adjustment Date. The Corporation shall notify the Board and the Stockholder of the adjusted Approval Threshold promptly following each Adjustment Date.

(iii) "Case-Shiller Index Change" means the one-year percentage change reported in the S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index for the one-year period ending July 31 of the then-current calendar year (each such period, a "Case-Shiller Period"), expressed as a decimal.

3. **Article VII, Section 7.1(h) of the Charter is proposed to be amended as follows:**

(h) acquire (including by way of merger, exchange offer, recapitalization, reorganization, liquidation or dissolution) any business, debt or equity interests, operations or assets of any Person, or make any investment in or loan to any Person, in any single transaction or series of related transactions, involving Capital Expenditures in excess of ~~$20,000,000~~ the Approval Threshold;